As filed with the Securities and Exchange Commission on November 7, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Stroud Energy, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1311	20-3216550
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

Patrick J. Noyes
Chief Executive Officer
210 West Sixth Street	210 West Sixth Street
Suite 500	Suite 500
Fort Worth, Texas 76102	Fort Worth, Texas 76102
(817) 882-8000	(817) 882-8000
(Address, Including Zip Code, and	(Name, Address, Including Zip Code,
Telephone Number, including Area Code,	and Telephone Number, including
of Registrant’s Principal Executive Offices)	Area Code, of Agent for Service)

Copy to:

Joe Dannenmaier
Thompson & Knight L.L.P.
1700 Pacific Avenue, Suite 3300
Dallas, Texas  75201
(214) 969-1700

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.001 per share	10,810,000	$16.00	$172,960,000	$20,358

(1)              Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended. No exchange or over-the-counter market currently exists for the registrant’s common stock; however, shares of the registrant’s common stock issued to qualified institutional buyers in connection with its September 2005 private equity placement are eligible for the PORTAL® Market. The registrant is not aware of any sales that have taken place in the PORTAL® Market and has used the price of $16.00 per share from the private equity placement that closed on September 23, 2005 and October 18, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated November 4, 2005

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

10,810,000 Shares

Common Stock

This prospectus relates to up to 10,810,000 shares of the common stock of Stroud Energy, Inc., which may be offered for sale by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in a private equity placement. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly from the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Please read “Plan of Distribution.”

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on The Nasdaq National Market under the symbol “STRO.”

Investing in our common stock involves risk. You should consider the risks which we have described in “Risk Factors” beginning on page 11 before investing in our common stock.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2005

TABLE OF CONTENTS

WHERE YOU CAN FIND INFORMATION	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	11
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	26
USE OF PROCEEDS	27
DIVIDEND POLICY	27
CAPITALIZATION	28
UNAUDITED PRO FORMA FINANCIAL DATA	29
SELECTED HISTORICAL FINANCIAL DATA	37
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	39
BUSINESS AND PROPERTIES	55
MANAGEMENT	71
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	84
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	87
SELLING STOCKHOLDERS	89
DESCRIPTION OF OUR CAPITAL STOCK	104
PLAN OF DISTRIBUTION	114
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS	116
LEGAL MATTERS	119
EXPERTS	119
INDEX TO FINANCIAL STATEMENTS	F-1
GLOSSARY OF NATURAL GAS AND OIL TERMS	A-1
SUMMARY REPORT OF CAWLEY, GILLESPIE & ASSOCIATES, INC.	B-1
APPRAISAL REPORT OF DEGOLYER AND MACNAUGHTON	C-1

i

WHERE YOU CAN FIND INFORMATION

We have filed with the SEC, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

After effectiveness of the registration statement, which includes this prospectus, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

ii

PROSPECTUS SUMMARY

This prospectus summary highlights selected information contained elsewhere in this prospectus, but does not contain all information you should consider before investing in the shares. You should read the entire prospectus carefully, including the “Risk Factors” beginning on page 12 of this prospectus, the historical and pro forma financial statements and the notes to those financial statements. Estimates of our proved reserves as of December 31, 2002, 2003 and 2004 included in this prospectus are based on reserve reports prepared by T.J. Smith & Company, Inc. (2002 and 2003) and Cawley, Gillespie & Associates, Inc. (2004), both independent petroleum engineers. A summary of Cawley, Gillespie & Associates, Inc.’s report on our proved reserves as of December 31, 2004 is attached to this prospectus as Appendix B. We have provided definitions of some of the oil and gas industry terms used in this prospectus in the “Glossary of Natural Gas and Oil Terms” in Appendix A.

We were incorporated in July 2005. Subsequent to our formation, Stroud Oil Properties, Inc., an Oklahoma corporation, and both of its subsidiaries, Stroud Energy, Ltd., a Texas limited partnership, and Stroud Energy Management, Ltd., a Texas limited partnership and the general partner of Stroud Energy, Ltd. (collectively, the “Combining Entities”), combined with us, and we issued common stock to the equity holders of the Combining Entities and replacement stock options to the option holders of Stroud Oil Properties, Inc. (the “Combination”). Additionally, on July 27, 2005, we acquired Barnett Shale assets in the Fort Worth Basin for $29.6 million plus $5.3 million in estimated closing adjustments (the “Acquisition”). In September 2005, we completed a private equity placement of 6,064,359 shares of our common stock exempt from registration under the Securities Act to qualified institutional buyers, non-U.S. persons and accredited investors for $16.00 per share. Several of our stockholders also sold an aggregate of 4,560,000 shares of our common stock in the private placement. In connection with that offering, in October 2005, we sold an additional 185,641 shares in an exempt transaction to fulfill the over-allotment option we granted, also for $16.00 per share.

Unless specifically stated, the information in this prospectus is presented on a pro forma basis to give effect to the Acquisition, the Combination and our private equity placement. References in this prospectus to “Stroud Energy, Inc.,” “we,” “us” or like terms when used in the present tense, prospectively or for historical periods refer to the assets and operations of Stroud Energy, Inc. after the consummation of the Acquisition, the Combination and our private equity placement. References in this prospectus to “our predecessor” when used in the present tense or for historical periods refer to Stroud Oil Properties, Inc. and its consolidated subsidiaries.

Stroud Energy, Inc.

We are an independent energy company engaged in the acquisition, development, exploitation, exploration and production of natural gas and oil. Our operations are primarily concentrated in the Central Gulf Coast (Austin Chalk), the Fort Worth Basin (Barnett Shale) and East Texas. We have a management team and technical staff with extensive experience in developing unconventional natural gas reserves and horizontal drilling. We believe that this experience base enables us to exploit our acreage positions in our core operating areas. From January 1, 2003 through June 30, 2005, our predecessor drilled and completed 28 out of 28 wells. Our predecessor’s net production increased from an average of 12.5 MMcfe per day in 2002 to an average of 23.8 MMcfe per day in 2004.

We focus our operations in areas where our management team has developed significant geological and operational expertise. Our senior management team and many of our professionals are former employees of Mitchell Energy Company, L.P. and Union Pacific Resources Group Inc. Prior to the acquisition of Mitchell Energy Company by Devon Energy Corporation, Mitchell Energy Company was well known for its expertise in developing unconventional, complex reserves and was the largest driller and producer in the Barnett Shale. Before the acquisition of Union Pacific Resources by Anadarko Petroleum Corporation, Union Pacific Resources was one of the most active drillers in the Austin Chalk and pioneered the use of horizontal drilling in this area. Our technical staff also has extensive experience in East Texas. Additionally, our management has substantial experience in the application of various advanced completion techniques, procedures that are often necessary in order to profitably develop natural gas and oil reserves in unconventional reservoirs and in the more mature producing areas of the United States.

Consistent with the experience and expertise of our management team and technical staff, we have expanded our focus to the Barnett Shale in the Fort Worth Basin, where we believe our horizontal drilling expertise can be effectively applied, and to the development of our East Texas assets, where we believe our expertise in advanced completion technologies will enhance the value of these assets. The Austin Chalk has, historically, been a significant source of production and cash flow for us and is expected to continue to be in the future.

We believe that our inventory of 177 future drilling locations, combined with our leasehold interests in approximately 28,000 gross (approximately 26,000 net) undeveloped acres in our three core areas, provides us with opportunities for future growth. We have a capital budget of approximately $63.9 million for 2005 and approximately $74.0 million for 2006, as detailed in the following table.

	2005 Capital Budget(1)(2)			2006 Capital Budget(2)
	Gross Wells	Net Wells	Capital Expenditures	Gross Wells	Net Wells	Capital Expenditures
			(in millions)			(in millions)
Drilling and completion by geographic area:
Fort Worth Basin (Barnett Shale)	18	15.7	$34.6	18	15.0	$32.2
Central Gulf Coast (Austin Chalk)	5	4.2	16.7	6	5.4	21.7
East Texas	8	5.0	6.9	14	8.6	12.2
Workovers and recompletions	—	—	1.1	—	—	3.2
Land and seismic	—	—	4.6	—	—	4.7
Total	31	24.9	$63.9	38	29.0	$74.0

(1)          For the six months ended June 30, 2005, our predecessor spent an estimated $16.8 million of our 2005 capital budget and drilled and completed seven out of seven wells.

(2)          Excludes possible capital for producing-property acquisitions.

The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including the results of our development and exploration efforts, the availability of sufficient capital resources to us and other participants for drilling prospects, economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, our financial results and the availability of leases on reasonable terms and permitting for the potential drilling locations.

Barnett Shale Acquisition

On July 27, 2005, we acquired natural gas assets located in the Fort Worth Basin (Barnett Shale) in Denton County, Texas. The purchase price for the Acquisition was $29.6 million plus $5.3 million in estimated closing adjustments. As of December 31, 2004, these assets had approximately 23.5 Bcfe of estimated proved reserves and an associated PV-10 of approximately $29.3 million. These proved reserves are 100% natural gas and approximately 36% are classified as proved developed reserves. We have a 75% to 100% working interest in the acquired properties and operate the properties. The acquired properties include nine producing wells, three wells awaiting completion and seven proved undeveloped drilling locations. We anticipate that five of the seven drilling locations will be drilled horizontally and two will be drilled vertically. These assets are located in an area that has existing production, gathering lines and other infrastructure.

After giving effect to the Acquisition, as of December 31, 2004, our estimated proved reserves were 117.6 Bcfe with a PV-10 of $210.5 million. Our proved reserves were 41.3% proved developed and were 94.6% natural gas. As of that date, we operated 70 of our 74 gross producing wells and approximately 99% of the net present value of our proved reserves.

Our Business Strategy

Our business objective is to increase stockholder value by investing our capital in projects that lead to increases in our production, reserves and cash flow. We seek to achieve this goal through the application of the following strategies:

•       Acquisition of Strategic Assets.   We maintain a disciplined, opportunistic acquisition approach and seek to acquire producing properties, leasehold acreage and drilling prospects, with a focus on our existing areas of operation where we believe we can successfully implement our strengths as a development driller.

•       Exploitation and Development of Existing Properties.   We seek to add proved reserves to and increase production from our existing properties through the application of advanced technologies, including horizontal drilling and sophisticated completion techniques.

•       Growth through the Drillbit.   We plan to continue to grow our production and reserves through the drillbit. Our inventory of drilling prospects includes opportunities that are not included in our proved reserve base. We will actively pursue these and other drilling opportunities to expand our reserve base and increase our production and cash flow.

•       Maintenance of a Low Cost Structure.   We intend to maintain a low cost structure through efficient operations and operating control. We operate almost all of our properties, enabling us to better manage expenses, capital allocation and decision-making processes.

•       Focus on Natural Gas.   We have concentrated primarily on the development and production of natural gas reserves, and we have a strong belief in the favorable long-term fundamentals of natural gas.

Our Strengths

We believe that we have a variety of strengths that will help us achieve our business goals.

Drilling Inventory.   We believe we have assembled a large and attractive inventory of drilling opportunities. We have identified 177 future drilling locations of which 49 are in our proved reserve base, and we have leasehold interests in approximately 28,000 gross (approximately 26,000 net) undeveloped acres in our three core areas. Our inventory and our degree of operating control provide us with flexibility in project selection and the timing of our drilling projects. We intend to drill approximately 31 gross (24.9 net) wells in 2005 and approximately 38 gross (29.0 net) wells in 2006. For the six months ended June 30, 2005, we had drilled ten wells, of which seven have been completed and three are awaiting completion. Currently, we have four rigs running.

Operating Control.   We operate almost all of our properties. By maintaining operating control, we are able to more effectively control our expenses, capital allocation and the timing and method of exploitation and development of our properties. As of December 31, 2004, we operated 70 of our 74 gross producing wells and 99% of the net present value of our proved reserves.

Operations in Prolific Basins.   We believe that our operations are located in hydrocarbon-rich basins known for having well-established production histories. Our management team has substantial knowledge and expertise in the basins in which we operate. We intend to continue our growth in these areas through exploitation and development drilling and complementary acquisitions.

Experienced and Motivated Management Team.   Our management team has an average of over 24 years of experience in acquiring, developing and operating natural gas and oil properties. Our management owns approximately 10.6% of our common stock.

Experience with Advanced Technology.   Our management team has extensive experience and technical talent in developing unconventional natural gas reserves and drilling horizontal wells.

Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving our business strategy. You should consider these risks before investing in us. For a discussion of the significant risks associated with operating our business or investing in our common stock, please read the section titled “Risk Factors.”

Our Private Equity Placement

In September 2005, we completed a private equity placement of 6,064,359 shares of our common stock exempt from registration under the Securities Act to qualified institutional buyers, non-U.S. persons and accredited investors for aggregate consideration of approximately $97.0 million, or $16.00 per share. Several of our stockholders also sold an aggregate of 4,560,000 shares of our common stock in the private placement. In connection with that offering, in October 2005 in a second closing, we sold an additional 185,641 shares in an exempt transaction to fulfill the over-allotment option we granted for approximately $3.0 million, or also $16.00 per share. We applied the net proceeds from the offering to purchase the mandatorily redeemable preferred units in our operating subsidiary, Stroud Energy, Ltd. ($27.3 million), to repay bank indebtedness ($58.7 million) and to provide additional working capital ($6.8 million).

Our Offices

Our offices are presently located at 210 West Sixth Street, Suite 500, Fort Worth, Texas 76102. Our telephone number is (817) 882-8000. We intend to relocate our offices to 801 Cherry Street, Suite 3800, Fort Worth, Texas 76102 in December 2005 or January 2006.

The Offering

Common stock offered by selling stockholders	10,810,000 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.
Listing	We intend to apply to list our common stock on The Nasdaq National Market under the symbol “STRO.”
Dividend Policy	We do not expect to pay dividends in the near future.
Risk Factors	An investment in our shares involves risks. Please read “Risk Factors” beginning on page 11 of this prospectus.

Summary Historical and Pro Forma Financial Data

The following tables set forth summary consolidated historical financial data of our predecessor, Stroud Oil Properties, Inc. and subsidiaries, as of and for the periods indicated and summary pro forma financial data of Stroud Energy, Inc. for the year ended December 31, 2004 and as of and for the six months ended June 30, 2005. The consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 is derived from the audited consolidated financial statements of Stroud Oil Properties, Inc. included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data as of June 30, 2005 is derived from the unaudited condensed consolidated financial statements of Stroud Oil Properties, Inc. appearing elsewhere in this prospectus, which, in management’s opinion, includes all adjustments necessary (all of which are of a recurring nature) for the fair presentation of its financial condition as of such date and our results of operations and cash flows for such periods. Results of operations achieved for the six months ended June 30, 2005 are not necessarily indicative of the results of operations that may be achieved for the entire year or any other interim period. The balance sheet data as of December 31, 2002 is derived from the unaudited consolidated balance sheet of Stroud Oil Properties, Inc. not included in this prospectus.

The summary pro forma financial data of Stroud Energy, Inc. is derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus and should be read in conjunction with those statements including the notes thereto. The summary pro forma statement of operations data reflects the formation of Stroud Energy, Inc., the Acquisition, the Combination, our recent private equity placement and the application of the net proceeds received by us therefrom as if they occurred on January 1, 2004. The summary pro forma balance sheet data reflects the formation of Stroud Energy, Inc., the Acquisition, the Combination, our recent private equity placement and the application of the net proceeds received by us therefrom as if they occurred as of June 30, 2005. The summary pro forma financial data is not necessarily indicative of the results that actually would have been achieved during 2004 or the first six months of 2005 or that may be achieved in the future. The summary historical and pro forma financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our predecessor’s financial statements and the notes to those financial statements included elsewhere in this prospectus.

Statement of Operations Data:

	Stroud Oil Properties, Inc.					Stroud Energy, Inc. Pro Forma (5)
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2002	2003	2004	2004	2005	2004	2005
	(in thousands)
Revenues:
Gas sales:	$11,941	$34,859	$43,710	$22,642	$17,332	$48,211	$20,070
Oil sales	3,302	2,807	2,701	1,233	1,288	2,701	1,288
Commodity price risk management activities	(379)	(1,143)	(4,263)	(5,971)	(2,444)	(4,263)	(2,444)
Other	631	265	181	142	105	181	105
Total revenues	15,495	36,788	42,329	18,046	16,281	46,830	19,019
Expenses:
Lease operating	2,453	2,731	3,227	1,889	1,704	4,483	2,236
General and administrative	1,839	2,471	3,551	1,515	2,157	3,551	2,157
Depreciation, depletion and amortization	7,175	12,900	17,515	9,352	6,756	22,836	9,157
Stock compensation expense	—	1,401	715	27	3	7,007	1,433
Litigation settlement expense(1)	—	—	6,019	—	—	6,019	—
Total expenses	11,467	19,503	31,027	12,783	10,620	43,896	14,983
Operating income	4,028	17,285	11,302	5,263	5,661	2,934	4,036
Other income (expense):
Interest expense	(5,226)	(5,306)	(4,370)	(2,079)	(2,462)	(229)	(122)
Gain on interest rate swap	—	14	40	70	41	40	41
Gain (loss) on extinguishment of debt(2)	—	36,330	(1,258)	(1,258)	—	(1,258)	—
Total other income (expense)	(5,226)	31,038	(5,588)	(3,267)	(2,421)	(1,447)	(81)
Income (loss) before income taxes and minority interest	(1,198)	48,323	5,714	1,996	3,240	1,487	3,955
Income tax expense (benefit)(3)	—	—	—	—	—	520	1,631
Income (loss) before minority interest	(1,198)	48,323	5,714	1,996	3,240	967	2,324
Minority interest(4)	406	(4,389)	(4,262)	(787)	(1,296)	—	—
Net income (loss)	$(792)	$43,934	$1,452	$1,209	$1,944	$967	$2,324
Net income (loss) per common share
Basic	$(0.53)	$23.79	$0.68	$0.58	$0.83	$0.06	$0.15
Diluted	$(0.53)	$20.35	$0.66	$0.55	$0.82	$0.06	$0.15
Weighted average shares outstanding
Basic	1,506,447	1,846,985	2,135,978	2,082,464	2,339,534	15,414,807	15,628,558
Diluted	1,506,447	2,158,856	2,204,664	2,185,669	2,358,420	15,709,416	15,834,104

(1)        In 2004, our predecessor settled a countersuit in the amount of approximately $6.0 million. This suit was brought against our predecessor in 2002 by a former operating partner in connection with a breach of contract dispute.

(2)        Our predecessor recorded a gain of approximately $36.3 million in 2003 and a loss of approximately $1.3 million in 2004 in connection with retirements of indebtedness.

(3)        Our predecessor was a subchapter “S” corporation and passed through its taxable income to its owners for tax purposes, so no tax provision was recognized for the predecessor financial statements. The pro forma results for Stroud Energy, Inc. reflect our taxation as a subchapter “C” corporation at an estimated combined state and federal tax rate of 35% applicable to our taxable income.

(4)        Minority interest represented outside direct ownership in Stroud Energy, Ltd., our operating subsidiary. In connection with the Combination, we exchanged our common shares with the minority equity holders, thus eliminating the minority interest.

(5)        See also “Unaudited Pro Forma Financial Data.”

Other Financial Data:

	Stroud Oil Properties, Inc.
	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Net cash provided by operating activities	$1,559	$28,062	$25,429	$17,722	$14,316
Net cash used by investing activities	$(42,542)	$(25,245)	$(30,602)	$(13,738)	$(16,826)
Net cash provided (used) by financing activities	$40,672	$2,889	$990	$(5,880)	$21

Balance Sheet Data:

	Stroud Oil Properties, Inc.				Stroud Energy, Inc. Pro Forma
				As of	As of
	As of December 31,			June 30,	June 30,
	2002	2003	2004	2005	2005
	(in thousands)
Cash and cash equivalents	$1,198	$6,904	$2,721	$232	$4,739
Property and equipment, net	62,456	73,296	86,114	96,330	181,351
Total assets	68,387	91,936	101,631	110,566	197,536
Long-term debt, including current portion(1)	64,051	34,999	21,800	25,350	—
Related party debt	225	625	—	—	—
Minority interest(2)	—	1,849	17,161	17,130	—
Mandatorily redeemable preferred units(3)	—	—	20,546	21,147	—
Total stockholders’ equity (deficit)	(2,890)	39,842	28,827	28,702	141,252

(1)          With respect to the pro forma data as of June 30, 2005, reflects the incurrence of $33.4 million of borrowings relating to the Acquisition under our predecessor’s credit facility and the subsequent repayment of $58.7 million of indebtedness under our credit facility with a portion of the net proceeds received by us in our recent private equity placement. See “Unaudited Pro Forma Financial Data.”

(2)          Minority interest represented outside direct ownership in Stroud Energy, Ltd., our operating subsidiary. In connection with the Combination, we exchanged our common shares with the minority equity holders, thus eliminating the minority interest.

(3)          We used approximately $27.3 million of the net proceeds of our recent private equity placement to purchase the mandatorily redeemable preferred units in our operating subsidiary, Stroud Energy, Ltd.

Summary Historical Reserve and Operating Data

The following tables present summary information regarding the estimated net proved natural gas and oil reserves of our predecessor, Stroud Oil Properties, Inc., as of December 31, 2002, 2003 and 2004, and its historical operating data for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes. The December 31, 2004 estimates of net proved reserves are based on a reserve report prepared by Cawley, Gillespie & Associates, Inc., our independent petroleum consultants. The December 31, 2002 and 2003 estimates of net proved reserves are based on reserve reports prepared by T.J. Smith & Company, Inc., an independent petroleum consultant.

The pro forma data reflects the Acquisition as if it had occurred at December 31, 2004 for the reserve data and as of January 1, 2004 for the operating data. The pro forma estimates of net proved reserves are based on the December 31, 2004 reserve report prepared by Cawley, Gillespie & Associates, Inc. and, for the Acquisition, a reserve report as of December 31, 2004 prepared by DeGolyer and MacNaughton. Appendix B to this prospectus contains a letter prepared by Cawley, Gillespie & Associates, Inc. summarizing its reserve report. Appendix C to this prospectus contains a letter prepared by DeGolyer and MacNaughton summarizing its reserve report relating to the properties acquired in the Acquisition. For additional information regarding our reserves, please see “Business and Properties—Our Natural Gas and Oil Reserves” and Note 15 to our predecessor’s audited consolidated financial statements.

Reserve Data:

	Stroud Oil Properties, Inc.
	As of December 31, 2004			Stroud Energy, Inc. Pro Forma
	2002	2003	2004	As of December 31, 2004
Estimated net proved reserves:
Natural gas (MMcf)	61,811	74,645	87,763	111,266
Oil (Mbbls)	1,847	1,421	1,052	1,052
Natural gas equivalent (MMcfe)(1)	72,893	83,171	94,075	117,578
Proved developed producing (MMcfe)	23,342	25,171	29,349	37,706
Proved developed non-producing (MMcfe)	9,737	9,778	10,774	10,774
Total proved developed (MMcfe)	33,079	34,949	40,123	48,480
Proved undeveloped (MMcfe)	39,814	48,222	53,952	69,098
Total (MMcfe)	72,893	83,171	94,075	117,578
PV-10 (in thousands)(2)	$129,404	$204,727	$181,118	$210,464
Standardized measure (in thousands)(3)	$129,404	$204,727	$181,118	$158,003

(1)          Determined using the ratio of six Mcf of natural gas to one Bbl of crude oil.

(2)          The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis, and was determined based on the market prices for natural gas and oil on December 31 of each year without giving effect to any financial derivative positions held by the Company. The average market price received for our natural gas production on December 31, 2004, after basis adjustments, was $5.50 per Mcf. The average market price for our oil production on December 31, 2004, after basis adjustments, was $42.20 per Bbl. Prices are held constant in accordance with SEC guidelines. The PV-10 for

December 31, 2004 includes discounted future general and administrative costs of $4.7 million ($9.0 million undiscounted).

(3)          The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved natural gas and oil reserves discounted at 10% after giving effect to income taxes, and as calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, Disclosures About Oil and Gas Producing Activities. Our predecessor was a subchapter “S” corporation, and its subsidiaries were partnerships, all of which passed through their taxable income to their owners. Accordingly, no federal or state corporate income taxes were provided in the determination of the standardized measure of discounted future net cash flows for the predecessor reserve information.

Operating Data:

	Stroud Oil Properties, Inc.					Stroud Energy, Inc. Pro Forma
	Year ended December 31,			Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2002	2003	2004	2004	2005	2004	2005
Net Production Data:
Natural gas (MMcf)	3,741	7,319	8,306	4,447	3,043	9,443	3,673
Oil (Mbbls)	136	92	67	34	26	67	26
Natural gas equivalent (MMcfe)	4,557	7,871	8,708	4,651	3,199	9,845	3,829
Average daily volumes (MMcfe/day)	12.5	21.6	23.8	25.6	17.7	26.9	21.2
Average Sales Price(1):
Natural gas (Mcf)	$3.19	$4.76	$5.26	$5.09	$5.70	$5.11	$5.46
Oil (Bbls)	24.28	30.51	40.31	36.26	49.54	40.31	49.54
Average equivalent price (per Mcfe)	3.34	4.79	5.33	5.13	5.82	5.17	5.58
Expenses (per Mcfe):
Lease operating expenses(2)(3)	$.41	$.25	$.25	$.26	$.33	$.31	$.36
Production and ad valorem taxes(3)	.13	.09	.12	.14	.20	.14	.22
General and administrative	.40	.31	.41	.33	.67	.36	.56
Depreciation, depletion and amortization	1.57	1.64	2.01	2.01	2.11	2.32	2.39

(1)          Excludes effects of derivatives.

(2)          Excludes production and ad valorem taxes.

(3)          Lease operating expenses and production and ad valorem taxes are combined in the financial statements.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be harmed by events arising out of any of these risks. Similarly, any of these risks could cause the market value of our common stock to decline, and you might lose all or part of your investment. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. The risks described below are not the only risks we are facing. Additional risks not presently known to us or that we currently deem immaterial might also impair our business operations.

Risks Related to the Natural Gas and Oil Industry and Our Business

Natural gas and oil prices are volatile. A substantial or extended decline in natural gas and oil  prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments and to implement our business strategy.

Our business is heavily dependent upon the prices of, and demand for, natural gas and oil. Historically, the prices for natural gas and oil have been volatile and are likely to remain volatile in the future. The prices we receive for our natural gas and oil production and the level of such production will be subject to wide fluctuations and depend on numerous factors beyond our control, including the following:

•        the domestic and foreign supply of natural gas and oil;

•        the price and quantity of imports of natural gas and crude oil;

•        political conditions and events in other natural gas-producing and oil-producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, and acts of terrorism or sabotage;

•        the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•        domestic government regulation, legislation and policies;

•        the level of global natural gas and oil inventories;

•        weather conditions;

•        the level of consumer product demand;

•        the availability of pipeline capacity;

•        the effect of worldwide energy conservation measures;

•        technological advances affecting energy consumption;

•        the price and availability of alternative fuels; and

•        overall economic conditions.

Any continued and extended decline in the price of natural gas or crude oil will adversely affect:

•        our revenues, profitability and cash flow from operations;

•        the value of our proved natural gas and oil reserves;

•        the economic viability of certain of our drilling projects;

•        our borrowing capacity; and

•        our ability to obtain additional capital.

We have entered into natural gas price hedging arrangements (collars and swaps) for a significant portion of our anticipated sales during the next two years. Such arrangements may reduce our exposure to price risks, however such arrangements may limit our ability to benefit from increases in natural gas prices, including when:

•        there is an increase in the expected difference between the underlying price in the hedging agreement and actual prices received; or

•        a sudden unexpected event materially increases natural gas prices.

In addition, these hedging arrangements expose us to risk of financial loss in some circumstances, including when:

•        production is less than expected; or

•        the counterparties to our hedging agreements fail to perform under the contracts.

Presently, all of our hedging arrangements are with two counterparties, both of which are lenders in our revolving credit facility. If either counterparty fails to perform its obligations, we may suffer financial loss or be prevented from realizing the benefits of favorable price changes in the physical market.

The result of natural gas market prices exceeding our swap prices or collar ceilings requires us to make payment for the settlement of our hedge derivatives, if owed by us, generally up to three business days before we receive market price cash payments from our customers. One swap for 2,000 MMBTU (approximately 2,000 MCF) per day for July 2005 through June 2006 requires settlement approximately 55 days before market price cash payments will be received. This could have a material adverse effect on our cash flows for the period between hedge settlement and payment for revenues earned.

Timely and accurate reporting of financial results may depend on our ability to successfully address a material weakness in internal controls.

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act of 2002, which included revised definitions of material weaknesses and significant deficiencies in internal control over financial reporting. Under PCAOB’s Auditing Standard No. 2, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In connection with their audits of the consolidated financial statements for the three years ended December 31, 2004, our independent auditors have reported a condition that constitutes a material weakness in internal accounting control that may affect our ability to produce and issue financial statements free from material misstatements. Our independent auditors reported to our board of directors that our accounting and financial operations are not sufficiently resourced and sufficient internal accounting procedures and controls are not present over the periodic closing and financial reporting process to assure with reasonable reliability that our financial statements are materially correct. Any failure to remediate the material weakness reported by our auditors, to implement required new or improved controls or to maintain an adequate system of internal controls, could harm our operating results, cause failure to comply with timely reporting obligations or result in material misstatements in financial statements.

In addition, beginning with and not until the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and our auditors will be required to deliver an attestation report on management’s assessment of and operating effectiveness of internal controls. We have substantial effort ahead of us to complete documentation of our internal control system and financial processes, information systems, assessment of their design, remediation of control deficiencies identified in these efforts and management testing of the design and operation of internal controls. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete and document this assessment could result in us receiving something other than an unqualified report from our auditors with respect to our internal controls. In addition, if material weaknesses identified are not remediated with respect to our internal control over financial reporting, we would not be able to conclude that our internal controls over financial reporting were effective, which could result in the inability of our external auditors to deliver an unqualified report, or any report, on our internal controls. Inferior internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the price of our securities, our credit rating, and our ability to enter into transactions consistent with our business plan.

Approximately 68% of our total proved reserves as of December 31, 2004 consist of undeveloped and developed non-producing reserves, and those reserves may not ultimately be developed or produced.

Approximately 59% of our total proved reserves are undeveloped and approximately 9% are developed non-producing. While we plan to develop and produce all of our proved reserves, these reserves may not ultimately be developed or produced. Furthermore, not all of our undeveloped or developed non-producing reserves may be ultimately produced at the time periods we have planned, at the costs we have budgeted, or at all.

We need to replace our reserves at a faster rate than companies whose reserves have longer production periods. Our failure to replace our reserves would result in decreasing reserves and production over time.

Unless we conduct successful exploration and development activities or acquire properties containing proven reserves, our proved reserves will decline as reserves are produced. We may not be able to find, develop or acquire additional reserves to replace our current and future production. Accordingly, our future natural gas and oil reserves and production, and therefore our cash flow and income, are dependent on our success in economically finding or acquiring new reserves and efficiently developing our existing reserves.

Approximately 67% of our proved reserves, including approximately 60% of our proved undeveloped reserves, are located in the Central Gulf Coast (Austin Chalk). Wells completed in this area are typically characterized by high initial production rates followed by steep declines in production, resulting in a reserve life shorter than the industry average. This production volatility has impacted, and in the future may impact, our quarterly and annual production levels.

We generally must locate and develop or acquire new natural gas and oil reserves to replace those being depleted by production and, more particularly, to replace our Austin Chalk reserves. Without successful drilling and exploration or acquisition activities, our reserves and revenues will decline rapidly. We may not be successful in extending our reserve life for our properties generally, and our Austin Chalk properties in particular. Our current strategy includes increasing our reserve base through drilling activities on our existing Austin Chalk properties and properties located in our other core operating areas which have historically had longer-lived reserves. Our existing and future exploration and development projects may not result in significant additional reserves and we may not be able to drill productive wells at economically viable costs.

Our future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of natural gas and oil and our success in locating and producing new reserves. If our revenues were to decrease as a result of lower oil and gas prices, decreased production or otherwise, and our access to capital were limited, we would have a reduced ability to replace our reserves or to maintain production at current levels, potentially resulting in a decrease in production and revenue over time.

Substantial exploration and development activities could require significant outside capital, which could change our risk profile and which may not be available.

We expect to make substantial capital expenditures on the exploration for and development of natural gas and oil reserves. We have budgeted total capital expenditures for 2005 and 2006 of approximately $63.9 million and approximately $74.0 million, respectively. We intend to finance our capital expenditures in the future through cash flow from operations and the incurrence of additional indebtedness under our existing credit facility. We cannot be sure that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables such as:

•        the level of production from existing wells;

•        prices of natural gas and oil;

•        our results in locating and producing new reserves;

•        the success and timing of development of proved undeveloped reserves; and

•        general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

If we are unable to fund our planned activities with the combination of cash flow from operations and availability under our existing line of credit, we may have to obtain additional financing through the issuance of debt and/or equity. We cannot be sure that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our stockholders. The level of our debt financing could also materially affect our operations and significantly affect our financial risk profile.

If our revenues were to decrease due to lower natural gas and oil prices, decreased production or other reasons, and if we could not obtain capital through our credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

The natural gas and oil business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our future success will depend on the success of our exploration and development activities. Exploration activities involve numerous risks, including the risk that no commercially productive natural gas or oil reserves will be discovered. In addition, these activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. In addition to their costs, unsuccessful wells can hurt our efforts to replace production and reserves.

The natural gas and oil business involves a variety of operating risks, including:

•        fires;

•        explosions;

•        blow-outs and surface cratering;

•        uncontrollable flows of natural gas, oil and formation water;

•        natural disasters, such as adverse weather conditions;

•        pipe, cement, well or pipeline failures;

•        casing collapses;

•        mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•        abnormally pressured formations; and

•        environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

•        injury or loss of life;

•        severe damage to and destruction of property, natural resources and equipment;

•        pollution and other environmental damage;

•        clean-up responsibilities;

•        regulatory investigation and penalties;

•        suspension of our operations; and

•        repairs to resume operations.

Drilling locations that we decide to drill may not yield natural gas or oil in commercially viable quantities or quantities sufficient to meet our targeted rate of return.

Our drilling locations are in various stages of evaluation, ranging from locations that are ready to be drilled to locations that will require substantial additional evaluation and interpretation. There is no way to predict in advance of drilling and testing whether any particular drilling location will yield natural gas or oil in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in commercial quantities. The analysis that we perform using data from other wells, more fully explored prospects and/or producing fields may not be useful in predicting the characteristics and potential reserves associated with our drilling locations. As a result, we may not find commercially viable quantities of natural gas and oil and, therefore, we may not achieve a targeted rate of return or have a positive rate of return on investment.

Drilling wells is speculative, often involves significant costs and may not result in additions to our productions or reserves.

Developing and exploring for natural gas and oil reserves involves a high degree of operating and financial risk. The actual costs of drilling, completing and operating wells may exceed our budget for such costs and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, mechanical difficulties, and faulty assumptions about geological features. Moreover, the drilling of a productive oil or natural gas well does not ensure a profitable investment. A variety of factors, including geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

We are in the process of expanding our drilling efforts to include wells in the Barnett Shale. As of the date of this prospectus, our predecessor has only drilled six wells in the Barnett Shale. We cannot be certain that we will be able to profitably develop our existing Barnett Shale properties or the properties we acquired in the Acquisition.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, demand for, and wage rates of, qualified drilling rig crews rise with increases in the number of active rigs in service. As a result of historically strong prices of natural gas and oil, the demand for oilfield services has risen, and the costs of these services are increasing. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe in Texas, we could be materially and adversely affected because our operations and properties are concentrated in those areas.

We are vulnerable to operational, regulatory and other risks associated with Texas because we operate and produce almost exclusively in Texas.

Our operations and revenues are significantly impacted by conditions in Texas because we operate and produce almost exclusively in Texas. This concentration of activity makes us more vulnerable than many of our competitors to the risks associated with Texas, including:

•        delays or decreases in production, the availability of equipment, facilities or services;

•        delays or decreases in the availability of capacity to transport, gather or process production;

•        changes in the regulatory environment; and

•        adverse weather conditions.

We operate in a highly competitive industry, and our failure to remain competitive with our competitors, many of which have greater resources than us, could adversely affect our results of operations.

The natural gas and oil industry is highly competitive in the acquisition of, exploration for and development of reserves. Our competitors include companies that have greater financial and personnel resources than we do. As a result, our competitors may be better able to withstand sustained periods of unsuccessful drilling or low commodity prices. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploitation and development projects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and projects than we can. Our ability to exploit and develop natural gas and oil and to acquire additional properties in the future will depend on our ability to profitably conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Our competitors may use superior technology which we may be unable to afford or which would require costly investment by us in order to compete.

If our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advances and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete.

Any failure to meet our debt obligations would adversely affect our business and financial condition.

As a result of our indebtedness, we will need to use a portion of our net cash flow to pay principal and interest, which will reduce the amount available to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate. Our indebtedness under our credit facility is at a variable interest rate; therefore, a rise in interest rates will generate greater interest expense to the extent we do not have applicable interest rate protection hedges. The amount of our debt may also cause us to be more vulnerable to economic downturns and adverse developments in our business.

We may incur substantially more debt in the future. To the extent new debt is added to our current debt levels, the risks resulting from indebtedness could substantially increase.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our net cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell shares of common stock on terms that we do not find attractive if it can be done at all.

The terms of our credit facility restrict our operational flexibility.

We are subject to operational and financial covenants and other restrictions under our credit facility. These covenants limit our ability to, among other things:

•        borrow additional money;

•        merge, consolidate or dispose of assets;

•        make certain types of investments;

•        enter into transactions with our affiliates; and

•        pay dividends and distributions.

Our failure to comply with any of these covenants would cause a default under our credit facility. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. Complying with these covenants may cause us to take actions that we otherwise would not take or not take actions that we otherwise would take. In addition, our obligations under our credit facility are secured by substantially all of our assets. An event of default under our credit facility would permit the lenders to proceed to directly foreclose on those assets.

If natural gas and oil prices decrease, we may be required to impair the carrying value of our natural gas and oil properties and/or the estimates of total reserves of our natural gas and oil properties.

Accounting rules require that we review periodically the carrying value of our natural gas and oil properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, production data, economics and other factors, we may be required to impair the carrying value of our natural gas and oil properties. An impairment constitutes a non-cash charge to earnings. We may incur non-cash impairment charges in the future, which could have a material adverse effect on our results of operations and financial condition in the period taken. We may also reduce our estimates of the reserves that may be economically recovered, which could have the effect of reducing the total value of our reserves. Such a reduction in carrying value could impact our borrowing ability and may result in accelerating the repayment date of any outstanding debt.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Reserve engineering is a complex process of estimating the recovery from underground accumulations of natural gas and oil that cannot be precisely measured. The accuracy of any reserve estimate depends on the quality of available data, production history and engineering and geological interpretation and judgment. Because all reserve estimates are to some degree imprecise, the quantities of natural gas and oil that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future natural gas and oil prices may all differ materially from those assumed in these estimates. Reserves in the Austin Chalk area are susceptible to revisions due to the estimation techniques that are used, which are decline curve analysis and analogy. The information regarding present value of the future net cash flows attributable to our proved natural gas and oil reserves are estimates only and should not be construed as the current market value of the estimated natural gas and oil reserves attributable to our properties. Thus, such information includes revisions of certain reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any future downward revisions could adversely affect our financial condition, our borrowing ability, our future prospects and the value of our common stock, and we may be required to impair the carrying value of our natural gas and oil properties.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

A significant portion of our recent growth is due to acquisitions of producing properties and undeveloped leaseholds, including the assets acquired by us in the Acquisition. We expect acquisitions will also be a part of our ongoing business strategy. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration and development potential, future oil and gas prices, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.

We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

Competition for producing oil and gas properties is intense, and many of our competitors have financial and other resources that are substantially greater than those available to us. Therefore, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention and costs of increased scope, geographic diversity and complexity of our operations.

Increasing our reserve base through acquisitions is an important part of our business strategy. Our failure to integrate acquired properties, including properties acquired in the Acquisition, successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

In connection with the Acquisition and future acquisitions, the process of integrating acquired properties into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

Possible future acquisitions could require significant outside capital and could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

If we are unsuccessful at marketing our natural gas and oil at commercially acceptable prices, our profitability will decline.

Our ability to market natural gas and oil at commercially acceptable prices depends on, among other factors, the following:

•        the availability and capacity of gathering systems and pipelines;

•        federal and state regulation of production and transportation;

•        changes in supply and demand; and

•        general economic conditions. Our inability to respond appropriately to changes in these factors could negatively affect our profitability.

Our customer base is concentrated, and the loss of any of our key customers could therefore adversely affect our financial results.

In 2004, Energy Transfer Company and Duke Energy Field Services accounted for approximately 71% and 24%, respectively, of our total gas and oil sales. To the extent that these and other customers reduce their purchases of oil or natural gas or default on their obligations to us, we would be adversely affected unless we were able to make comparably favorable arrangements with other customers.

Market conditions or operational impediments may hinder our access to natural gas and oil markets or delay our production.

Market conditions or the unavailability of satisfactory natural gas and oil transportation arrangements may hinder our access to natural gas and oil markets or delay our production. The availability of a ready market for our natural gas and oil production depends on a number of factors, including the demand for and supply of natural gas and oil and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in a substantial part on the availability and capacity of gathering systems, pipelines and processing facilities, in some cases owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of pipelines or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market.

We will depend on our key management personnel and the loss of any of these individuals could have a material adverse effect on our operations.

We believe that the success of our business strategy and our ability to operate profitably will depend on the continued employment of Patrick J. Noyes, our Chairman, President and Chief Executive Officer, and our other senior management. Loss of the services of any of these individuals could have a material adverse effect on our operations. We currently do not have employment agreements or non-competition agreements with any of the members of our management other than Patrick J. Noyes. We do not maintain key person life insurance on any of our personnel. See “Management—Employment Agreement and Other Arrangements.”

Our insurance coverage may not be sufficient or may not be available to cover some liabilities or losses that we may incur.

We maintain insurance policies which we consider to be reasonable and consistent with industry standards. These policies generally cover:

•        injuries to employees;

•        bodily and personal injury to third parties;

•        third-party property damage;

•        medical expenses;

•        legal defense costs and expenses;

•        pollution liability in some cases;

•        costs and expenses for well blowouts;

•        physical damage to our gas or oil lease property; and

•        workers compensation.

If we suffer a significant accident or other loss, our insurance coverage will be net of our deductibles and may not be sufficient to pay the full current market value or current replacement value of our lost investment, which could result in a material adverse impact on our operations and financial condition. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Because third-party drilling contractors are used to drill our wells, we may not realize the full benefit of workers’ compensation laws in dealing with their employees. In addition, some risks, including pollution and environmental risks, generally are not fully insurable.

Title to the properties in which we have an interest may be impaired by title defects.

We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

We are subject to extensive governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.

Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, natural gas and oil, and operating safety. Future laws or regulations, any adverse changes in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may harm our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with governmental laws and regulations, such as:

•        lease permit restrictions;

•        drilling bonds and other financial responsibility requirements, such as plug and abandonment bonds;

•        spacing of wells;

•        unitization and pooling of properties;

•        safety precautions;

•        regulatory requirements; and

•        taxation.

Under these laws and regulations, we could be liable for:

•        personal injuries;

•        property and natural resource damages;

•        well reclamation costs; and

•        governmental sanctions, such as fines and penalties.

Our operations could be significantly delayed or curtailed, and our cost of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Our operations may incur substantial liabilities to comply with environmental and operational safety laws and regulations.

Our natural gas and oil operations are subject to a wide array of stringent federal, state and local laws and regulations, which have tended to become increasingly strict over time, relating to the release or disposal of materials into the environment and otherwise relating to environmental protection and operational safety. These laws and regulations:

•        require the acquisition of a permit before drilling commences;

•        restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•        limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, coastal regions and other protected areas;

•        require remedial measures to mitigate pollution from former operations;

•        increase the costs of planning, designing, installing, and operating natural gas and oil wells; and

•        impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in:

•         the assessment of administrative, civil and criminal penalties;

•         the incurrence of investigatory or remedial obligations; and

•         the imposition of injunctive relief, limiting or ceasing operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if our operations met previous standards in the industry at the time they were performed.

Risks Related to our Common Stock

An active market for our common stock may not develop and the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations after this offering.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we were a private company and there was no public market for our common stock. An active market for our common stock may not develop or may not be sustained after this offering. In addition, we cannot assure you as to the liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our common stock.

Even if an active trading market develops, the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect our share price include:

•        actual or anticipated variations in our quarterly operating results;

•        changes in oil and gas prices;

•        changes in our funds from operations or earnings estimates;

•        publication of research reports about us or the energy industry;

•        increases in market reports about us or the exploration and production industry;

•        changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•        changes in market valuations of similar companies;

•        additions or departures of key management personnel;

•        actions by our stockholders;

•        speculation in the press or investment community; and

•        general market and economic conditions.

Certain beneficiaries of the registration rights agreement that we entered into with Raymond James in connection with our recent private equity placement are prohibited from selling shares of our common stock for a period of time after the effective date of the registration statement filed in connection with an initial public offering of stock by us.

Pursuant to the provisions of the registration rights agreement that we entered into with Raymond James in connection with our recent private equity placement, we agreed to file as soon as reasonably practicable the registration statement of which this prospectus forms a part with the SEC to register for resale the shares sold in that private equity placement, and we agreed to use our commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as promptly as practicable after filing. Under the terms of the registration rights agreement, the underwriters of an initial public offering of common stock by us may restrict beneficiaries of the registration rights agreement from selling shares of common stock for a period of up to 60 days following the effective date of the registration statement filed in connection with such initial public offering. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly during such blackout period. Accordingly, the inability of the beneficiaries of the registration rights agreement to sell their shares of our common stock during the blackout period may adversely affect the prices that the beneficiaries may obtain for such shares. The market price of our common stock may decline significantly during the blackout period.

We do not intend to pay, and are restricted in our ability to pay, any dividends on our common stock.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion. The declaration and payment of any dividends on our common stock will be restricted by the terms of our credit facility.

Broad market fluctuations and failure to meet market expectations could harm the value of our common stock.

The stock market has experienced extreme price and volume fluctuations that have affected the market prices of the stock of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. These broad market fluctuations could reduce the value of our common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of comparable companies, which could harm the value of our common stock.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock, which could have an adverse effect on our stock price.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders and purchasers of common stock offered hereby. We are currently authorized to issue 75 million shares of common stock and 10 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. As of the date of this prospectus, 16,065,433 shares of common stock were outstanding. This includes 641,253 shares of common stock that have been granted to certain members of management and employees as restricted stock pursuant to our Restricted Stock Plan. In addition, we have reserved an additional 1,500,000 shares for future issuance to employees as restricted stock or stock option awards pursuant to our Stock Incentive Plan, of which 9,375 shares of stock and options to purchase 735,233 shares have already been granted. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future issuances of our securities for capital raising purposes or for other business purposes. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

Investors holding a substantial number of shares of our common stock will have the right to require us to register the public resale of their shares.

Sales of a substantial number of shares of our common stock in the public market following the effectiveness of the registration statement of which this prospectus forms a part could adversely affect the market price of our common stock. We believe that substantially all of the 5,180,058 shares of our common stock held by the owners of our predecessor and its subsidiaries will be eligible for sale under Rule 144 beginning one year from September 23, 2005. The holders of these shares will also have, until we become eligible to use Form S-3 for a registration of shares of our common stock, demand registration rights for two separate registrations beginning six months after the effective date of the registration statement of which this prospectus forms a part. After we become eligible to use Form S-3 for a registration of shares of our common stock, the holders of these shares will have demand registration rights for five separate registrations, less the number of registrations that were effected prior to such date as a result of the exercise of such demand rights. The holders of these shares also have “piggyback” registration rights. The holders of these shares will be subject to “lock-up” agreements from which they will be released 180 days after the effectiveness of the registration statement of which this prospectus forms a part.

Options covering 735,233 shares of our common stock have been granted, 24,356 shares of which are exercisable for $0.48 per share, 20,877 of which are exercisable for $1.92 per share and 690,000 of which are exercisable for the price per share that our common stock was sold in our recent private equity placement, or $16 per share. As of the date of this prospectus, options to purchase 7,656 shares of our common stock were vested. See “Description of Our Capital Stock—Registration Rights—Registration Rights of Our Pre-Private Equity Placement Stockholders.”

Insiders own a significant amount of common stock, giving them influence in corporate transactions and other matters, and the interests of these individuals could differ from those of other stockholders.

Upon completion of our recent private equity placement, our officers and directors beneficially owned or controlled approximately 15.6% of our outstanding shares of common stock. Under Delaware law, matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our certificate of incorporation and the approval of mergers and other significant corporate transactions require the affirmative vote of the holders of a majority of the outstanding shares or, in the case of the election of directors, a plurality of the votes cast. Our directors and officers have informed us that they have not formed a group for purposes of federal securities laws. The effect of this level of share ownership by our officers and directors may delay or prevent a change of control of us.

Certain provisions of Delaware law, our certificate of incorporation, bylaws and potential stockholder rights plan could hinder, delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

Certain provisions of Delaware law, our certificate of incorporation, bylaws and potential stockholder rights plan have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control of our company. Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our certificate of incorporation and bylaws include the following provisions:

•        Classified Board of Directors. Our board of directors will be divided into three classes with staggered terms of office of three years each. The classification and staggered terms of office of our directors make it more difficult for a third party to gain control of our board of directors. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in a majority of the board of directors.

•        Removal of Directors. Under our certificate of incorporation, a director may be removed only for cause and only by the affirmative vote of at least 67% of the voting power of the outstanding shares of our capital stock.

•        Number of Directors, Board Vacancies, Term of Office. Our certificate of incorporation and our bylaws provide that only the board of directors may set the number of directors. We have elected to be subject to certain provisions of Delaware law which vest in the board of directors the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board even if the remaining directors do not constitute a quorum. When effective, these provisions of Delaware law, which are applicable even if other provisions of Delaware law or the charter or bylaws provide to the contrary, also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of stockholders as would otherwise be the case, and until his or her successor is elected and qualifies.

•        Call of Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called at any time only by the board of directors acting pursuant to resolution adopted by the board of directors and not the stockholders.

•        Advance Notice Provisions for Stockholder Nominations and Proposals. Our bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This bylaw provision limits the ability of stockholders to make nominations of persons for election as directors or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

•        Amending the Bylaws. Our certificate of incorporation permits our board of directors to adopt, alter or repeal any provision of the bylaws or to make new bylaws. Our certificate of incorporation also provides that our bylaws may be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our capital stock.

•        Authorized but Unissued Shares. Under our certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

Our board of directors is contemplating, and is likely to adopt, a preferred share purchase rights plan that would make it difficult to acquire more than 15% of our common stock without the prior consent of our board of directors. As a result, it is highly unlikely that any person would make an unsolicited offer to acquire our company. See “Description of Our Capital Stock” for more information. Any one or more of these factors could have the effect of delaying or preventing a change in control or the removal of management, and deterring potential acquirers from making an offer to our stockholders.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus under the captions “Summary,” “Risk Factors,” “Business and Properties” and elsewhere, may be forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and similar expressions are generally intended to identify forward looking statements, such as statements relating to:

•       the potential for future or undiscovered reserves;

•       the availability of exploitation, development and exploration opportunities;

•       the anticipated accounting effects of the Combination and our private equity placement;

•       the amount, nature and timing of future capital expenditures;

•       the amount and timing of future production of natural gas and oil;

•       our anticipated capital expenditures, including, without limitation, the number of anticipated wells to be drilled after the date hereof;

•       our future financial or operating results;

•       future cash flow and anticipated liquidity;

•       future operating costs such as finding and development costs, lease operating expenses, administrative costs and other expenses;

•       our business strategy; and

•       other plans and objectives for future operations.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other important factors include, among others:

•       the risks described in “Risk Factors” and elsewhere in this prospectus;

•       the timing and success of our drilling activities;

•       the volatility of prices and supply of, and demand for, natural gas and oil;

•       the numerous uncertainties inherent in estimating quantities of natural gas and oil reserves and actual future production rates and associated costs;

•       our ability to effectively integrate the acquisition of Barnett Shale assets or other acquisitions into our operations;

•       the usual hazards associated with the natural gas and oil industry, including fires, well blowouts, pipe failure, spills, explosions and other unforeseen hazards;

•       our ability to effectively market our natural gas and oil;

•       the availability of rigs, equipment, supplies and personnel;

•       our ability to develop, discover or acquire additional reserves;

•       our ability to satisfy future capital requirements;

•       changes in regulatory requirements;

•       general economic and competitive conditions;

•       our ability to retain key members of our senior management and key employees; and

•       continued hostilities in the Middle East and other sustained military campaigns and acts of terrorism or sabotage.

These forward-looking statements are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Market data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

DIVIDEND POLICY

We presently intend to retain earnings, if any, for the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of dividends will depend on our results of operations, capital requirements, financial condition and such other factors as our board of directors may deem relevant. In addition, the declaration and payment of any dividends on our common stock will be restricted by the terms of our credit facility.

CAPITALIZATION

The following table sets forth cash and capitalization as of June 30, 2005:

•        for our predecessor on an actual basis on such date; and

•        for us on a pro forma basis to give effect to our formation, the Acquisition, the Combination and our sale of an aggregate of 6,250,000 shares of common stock in our recent private equity placement, the issuance of 66,000 shares of restricted stock and 9,375 shares of common stock following the completion of our recent private equity placement and the application of the net proceeds from our recent private equity placement.

This information should be read in conjunction with our predecessors’ consolidated financial statements and related notes included elsewhere herein, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited combined pro forma financial statements and related notes included elsewhere herein.

	As of June 30, 2005
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$232	$4,739
Long-term debt(1)	$25,350	$—
Minority interest(2)	17,130	—
Mandatorily redeemable preferred units(3)	21,147	—
Stockholders’ equity:
Predecessor:
Common stock, $.001 par value, 5,000,000 shares authorized, 2,357,649 shares issued and outstanding, actual	2
Stroud Energy Inc.:
Common stock, $.001 par value, 75,000,000 shares authorized, no shares issued and outstanding actual and 15,740,058 shares issued and outstanding pro forma	—	16
Preferred stock, $.001 par value, 10,000,000 shares authorized, no shares issued and outstanding actual and no shares issued and outstanding pro forma	—	—
Additional paid-in capital	56	169,503
Treasury Stock	(7)	—
Unearned stock compensation	(13)	(10,273)
Notes receivable from shareholders and employees(4)	(27)	—
Retained earnings (deficit)(5)	28,691	(17,994)
Total stockholders’ equity	28,702	141,252
Total capitalization	$92,329	$141,252

(1)    With respect to the pro forma data as of June 30, 2005, reflects the incurrence of $33.4 million of borrowings relating to the Acquisition under our predecessor’s credit facility and the subsequent repayment of $58.7 million of the indebtedness under our credit facility with a portion of the net proceeds received by us in our private equity placement. See “Unaudited Pro Forma Financial Data.”  Approximately $4.2 million was outstanding under our credit facility on September 30, 2005.

(2)    Minority interest represented outside direct ownership in Stroud Energy, Ltd., our operating subsidiary, and its former general partner. In connection with the Combination, we exchanged our common shares with the minority equity holders, thus eliminating the minority interest.

(3)    We used approximately $27.3 million of the net proceeds of our private equity placement to purchase the mandatorily redeemable preferred units in our operating subsidiary, Stroud Energy, Ltd.

(4)    Notes receivable from shareholders and employees represented notes from members of management and are non-recourse. These notes were given in connection with the purchase of interests in one of the Combining Entities and were repaid at the time of the Combination.

(5)    Reflects the estimated deferred tax charge of $20.4 million related to the conversion from a non-taxable to a taxable corporation, non-recurring charges of $6.1 million relating to the purchase of the mandatorily redeemable preferred units and a related write-off of $0.4 million of net debt issuance costs and $18.3 million in stock compensation recorded at the time of the Combination.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma combined balance sheet at June 30, 2005 has been prepared based on the historical unaudited balance sheet of our predecessor, Stroud Oil Properties, Inc., included elsewhere in this prospectus, to reflect our formation, the Acquisition, the Combination, our recent private equity placement and the application of the offering proceeds therefrom and related assumptions set forth in the accompanying footnotes. The following unaudited pro forma combined statements of operations for the year ended December 31, 2004 and the six months ended June 30, 2005 have been prepared based on the consolidated historical statements of operations of our predecessor and the statement of revenues and direct operating expenses of the natural gas properties acquired from Dan A. Hughes Company and other interest owners, included elsewhere in this prospectus, and reflect our formation, the Acquisition, the Combination, our recent private equity placement and the application of the offering proceeds therefrom and related assumptions set forth in the accompanying footnotes.

The selected unaudited pro forma statements of operations for the year ended December 31, 2004 and the six months ended June 30, 2005 assume that our formation, the Acquisition, the Combination, and our recent private equity placement occurred on January 1, 2004. The unaudited pro forma balance sheet at June 30, 2005 assumes that our formation, the Acquisition, the Combination and our recent private equity placement occurred as of that date. We believe the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to such transactions. The pro forma data is not necessarily indicative of the financial results or financial condition that would have been attained had the transactions occurred on the dates referenced above, and should not be viewed as indicative of operations or financial condition in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting and Financial Consequences of the Acquisition, the Combination and Our Recent Private Equity Placement.” The unaudited pro forma combined financial statements should be read in conjunction with the pro forma notes thereto, the financial statements of our predecessor and the statement of revenues and direct operating expenses of the natural gas properties acquired from Dan A. Hughes Company and other interest owners, included elsewhere in this prospectus.

The pro forma financial statements are based on management’s estimates and assumptions as set forth in the notes to these statements. These estimates include an allocation of fair value to property and equipment in connection with our purchase of the minority interests of our predecessor’s subsidiary.

STROUD ENERGY, INC.

Unaudited Pro Forma Combined Balance Sheet
June 30, 2005
(in thousands)

	Historical	Barnett Shale Acquisition		Combination Adjustments		Offering Adjustments		Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$232	$—		$—		$100,000	(g)	$4,739
						(8,061	)(g)
						(58,707	)(j)
						(27,270	)(h)
						(1,482	)(i)
						27	(f)
Accounts receivable—revenue	5,128							5,128
Accounts receivable—joint interest owners	2,249							2,249
Severance tax receivable	1,162							1,162
Prepaid expenses and other current assets	2,272	(1,528	)(a)			(596	)(g)	148
Fair value of derivative instruments	477							477
Total Current Assets	11,520	(1,528)		—		3,911		13,903
Property and Equipment:
Natural Gas and Oil Properties, Using the Full Cost Method of Accounting:
Properties being amortized	142,207	34,885	(a)	22,138	(c)			199,425
		195	(b)
Unevaluated properties excluded from amortization	2,911			8,709	(c)			11,620
Other Property and Equipment	635							635
Less accumulated depreciation, depletion and amortization	(49,423)			19,094	(c)			(30,329)
Property and Equipment, Net	96,330	35,080		49,941		—		181,351
Fair Value of Derivative Instruments	365							365
Severance Tax Receivable	1,556							1,556
Debt Issuance Costs, Net	789					(434	)(h)	355
Other Assets	6							6
Total Assets	$110,566	$33,552		$49,941		$3,477		$197,536
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$9,848							$9,848
Royalties and revenues payable	3,916							3,916
Fair value of derivative instruments	2,759							2,759
Deferred income taxes	—			799	(d)			799
Total Current Liabilities	16,523	—		799		—		17,322
Long-Term Debt	25,350	33,357	(a)			(58,707	)(j)	—
Fair Value of Derivative Instruments	873							873
Asset Retirement Obligation	841	195	(b)					1,036
Mandatorily Redeemable Preferred Units	21,147					(21,147	)(h)	—
Deferred Income Taxes	—			17,479	(c)			37,053
				19,574	(d)
Total Liabilities	64,734	33,552		37,852		(79,854)		56,284
Minority Interest	17,130			(17,130	)(c)			—
Stockholders’ Equity:
Common stock	2			6	(c)	2	(e)	16
						6	(g)
Additional paid-in capital	56			49,586	(c)	28,531	(e)	169,503
				(7	)(c)	99,994	(g)
						(8,657	)(g)
Treasury stock	(7)			7	(c)			—
Unearned stock compensation	(13)					(10,260	)(e)	(10,273)
Notes receivable from stockholders and employees	(27)					27	(f)	—
Retained earnings (deficit)	28,691			(20,373	)(d)	(1,482	)(i)	(17,994)
						(6,123	)(h)
						(434	)(h)
						(18,273	)(e)
Total Stockholders’ Equity	28,702	—		29,219		83,331		141,252
Total Liabilities and Stockholders’ Equity	$110,566	$33,552		$49,941		$3,477		$197,536

See accompanying notes to unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
(dollars in thousands)

a.                  Represents the acquisition cost of the Barnett Shale properties for $34,885, including closing adjustments. The purchase price is funded by $1,528 of cash previously remitted as a down payment included in prepaid expenses and with $33,357 of borrowings under the long term credit facility.

b.                 Represents the estimated asset retirement obligation related to the Barnett Shale properties acquired in the Acquisition.

c.                  We issued 8,022,761 shares of our common stock for all of the outstanding shares of our predecessor’s common shares and its subsidiaries’ partnership interests. The portion of the exchange of our shares for the minority interest holders’ shares will be accounted for as a purchase and accordingly, the purchase price will be allocated to the fair value of assets acquired and liabilities assumed, with natural gas and oil properties, net, being increased by $49,941 and deferred tax liabilities of $17,479. The portion of the exchange of our shares for equity interests held by management, employees and other equity holders will be accounted for similar to transactions between entities under common control on a historical carryover basis.

The exchange of shares is summarized as follows:

	Common Stock	Additional Paid-in Capital
Exchange of old common shares at $.001 par value	$(2)	$2
Issuance of new shares:
To existing majority stockholders (4,923,286 shares at $.001 par value)	5	(5)
To existing minority stockholders (3,099,477 shares at $.001 par value, estimated value of $16 per share)	3	49,589
Net adjustments	$6	$49,586

The purchase price of the minority interest in excess of the book value of the minority interest has been allocated to natural gas and oil properties as follows:

Elimination of accumulated depreciation, depletion and amortization (38.63% minority share)	$19,094
Increase in gross value of natural gas and oil properties
Properties being amortized	22,138
Unevaluated properties excluded from amortization	8,709
$49,941

In connection with the Combination, our predecessor also cancelled shares held in treasury of $7.

d.                 Represents the establishment of net deferred federal tax liabilities at a marginal rate of 35% for the historical accumulated temporary differences arising from the differences in book and tax bases of assets and liabilities. As a taxable corporation in connection with the Combination, we will be taxed on such differences as they reverse and are included in our taxable income. These temporary differences primarily include book and tax differences in the carrying amounts of property or equipment and derivatives and amount to $799 current and $19,574 noncurrent net deferred tax liabilities. The establishment of the net deferred tax liabilities will result in a charge by a like amount to continuing operations. This one-time charge is not reflected in the accompanying pro forma statements of operations.

e.                  Represents the issuance of restricted and unrestricted shares to management and employees in connection with the Combination and the completion of our private equity placement as follows:

Shares	Common Stock $.001 par	Additional Paid-In Capital	Unearned Compensation	Retained Earnings
641,253 restricted	$1	$10,259	$(10,260)	$—
1,142,044 unrestricted	1	18,272	—	(18,273)
	$2	$28,531	$(10,260)	$(18,273)

The restricted shares vest over a three year period while the unrestricted shares vest upon issuance.

f.                    Employee notes receivable of $27 have been paid off in cash in connection with the Combination and our recent private equity placement.

g.                  Represents the proceeds to the Company of the issuance of 6,250,000 shares ($.001 par value per share, for an aggregate par value of $6) in our private equity placement. Proceeds included gross proceeds, based on an issue price of $16.00 per share, of $100,000 less expenses of $8,657, of which $596 have been paid and are included in prepaid expenses and other current assets.

h.                 Represents the purchase of the mandatorily redeemable preferred units, recognizing a loss of $6,123 ($27,270 repurchase price less carrying value of $21,147) and a write-off of related net debt issuance costs of $434. There was no accrued interest payable on June 30, 2005 related to the preferred units.

i.                    Represents cash bonuses to be paid to certain members of management and employees upon closing of our private equity placement.

j.                     Represents the repayment of indebtedness under the credit facility calculated as follows:

Gross proceeds of the offering	$100,000
Expenses of the offering, net of $596 recorded as prepaid	(8,061)
Purchase of mandatorily redeemable preferred units	(27,270)
Cash bonuses	(1,482)
Receipt of employee notes receivable	27
Excess cash	(4,507)
$58,707

STROUD ENERGY, INC.

Unaudited Pro Forma Combined Statement of Operations
Six Months Ended June 30, 2005
(in thousands, except share and per share amounts)

	Historical	Barnett Shale Acquisition		Combination Adjustments		Offering Adjustments		Pro Forma
Revenues:
Gas sales	$17,332	$2,738	(a)	$—		$—		$20,070
Oil sales	1,288							1,288
Commodity price risk management activities	(2,444)							(2,444)
Other	105							105
Total revenues	16,281	2,738		—		—		19,019
Expenses:
Lease operating	1,704	528	(a)					2,236
		4	(b)
General and administrative	2,157							2,157
Depreciation, depletion and amortization	6,756	1,214	(c)	1,187	(f)			9,157
Stock compensation expense	3					1,430	(j)	1,433
Total revenues	10,620	1,746		1,187		1,430		14,983
Operating income (loss)	5,661	992		(1,187)		(1,430)		4,036
Other income (expense):
Interest expense	(2,462)	(857	)(d)	—		1,473	(k)	(122)
						1,680	(l)
						44	(m)
Gains on interest rate swaps	41							41
Total other income (expense)	(2,421)	(857)		—		3,197		(81)
Income (loss) before income taxes and minority interest	3,240	135		(1,187)		1,767		3,955
Income tax expense	—	—		1,984	(g)	(15	)(n)	1,631
				(368	)(h)
Income (loss) before minority interest	3,240	135		(2,803)		1,752		2,324
Minority interest	(1,296)	(52	)(e)	1,348	(i)			—
Net income (loss)	$1,944	$83		$(1,455)		$1,752		$2,324
Net income (loss) per common
Basic	$0.83							$0.15
Diluted	$0.82							$0.15
Weighted average shares outstanding
Basic	2,339,534							15,628,558 (o)
Diluted	2,358,420							15,834,104 (o)

See accompanying notes to unaudited pro forma combined financial statements.

STROUD ENERGY, INC.

Unaudited Pro Forma Combined Statement of Operations
Year Ended December 31, 2004
(in thousands, except share and per share amounts)

	Historical	Barnett Shale Acquisition		Combination Adjustments		Offering Adjustments		Pro Forma
Revenues:
Gas sales	$43,710	$4,501	(a)	$—		$—		$48,211
Oil sales	2,701							2,701
Commodity price risk management activities	(4,263)							(4,263)
Other	181							181
Total revenues	42,329	4,501		—		—		46,830
Expenses:
Lease operating	3,227	1,247	(a)					4,483
		9	(b)
General and administrative	3,551							3,551
Depreciation, depletion and amortization	17,515	2,192	(c)	3,129	(f)			22,836
Stock compensation expense	715					6,292	(j)	7,007
Litigation settlement expense	6,019							6,019
Total expenses	31,027	3,448		3,129		6,292		43,896
Operating income (loss)	11,302	1,053		(3,129)		(6,292)		2,934
Other income (expense):
Interest expense	(4,370)	(1,243	)(d)			2,138	(k)	(229)
						3,167	(l)
						79	(m)
Gains on interest rate swaps	40							40
Loss on extinguishment of debt	(1,258)							(1,258)
Total other income (expense)	(5,588)	(1,243)		—		5,384		(1,447)
Income (loss) before income taxes and minority interest	5,714	(190)		(3,129)		(908)		1,487
Income tax expense (benefit)	—			3,136	(g)	(1,454	)(n)	520
				(1,162	)(h)
Income (loss) before minority interest	5,714	(190)		(5,103)		546		967
Minority interest	(4,262)	73	(e)	4,189	(i)			—
Net income (loss)	$1,452	$(117)		$(914)		$546		$967
Net income (loss) per common share
Basic	$0.68							$0.06
Diluted	$0.66							$0.06
Weighted average shares outstanding
Basic	2,135,978							15,414,807 (o)
Diluted	2,204,664							15,709,416 (o)

See accompanying notes to unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(dollars in thousands)

a.                  Represents the historical revenues and lease operating expenses of the Barnett Shale properties acquired in the Acquisition.

b.                 Represents the estimated accretion for the period of the asset retirement obligation of the Barnett Shale properties acquired in the Acquisition.

c.                  Represents the estimated depletion, depreciation and amortization expense to give effect to the Barnett Shale properties acquired in the Acquisition, using units-of-production method under the full cost method of accounting.

d.                 Represents the estimated interest expense for the anticipated borrowings of $33,357 to complete the Acquisition at an estimated interest rate (5.1% for the six months ended June 30, 2005 and 3.6% for the year ended December 31, 2004) applicable under our credit facility. If our interest rate changed by .125%, interest expense would change by $35 for the year ended December 31, 2004 and $16 for the six months ended June 30, 2005.

e.                  Represents the minority interest share (38.64%) of the incremental income before minority interest related to the Acquisition.

f.                    Represents additional depletion, depreciation and amortization, attributable to the stepped-up basis arising from the minority interest purchase, using units-of-production method under full cost method of accounting.

g.                  Represents the federal income tax provision for the historical period income (loss) at an estimated effective rate that includes the effect of non-deductible preferred stock return distributions and related deferred costs plus non-deductible offering costs (54.9% and 61.2% for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively).

h.                 Represents the estimated federal income tax provision for the adjustments from the Acquisition and the Combination, at an incremental rate of 35%.

i.                    Eliminates the minority interest, which will be purchased as a result of the Combination, from the combined results of operations.

j.                     Represents the issuance of restricted stock to management and employees in connection with the private equity placement that will vest one third each year over the next three years. The expense is effectively recognized on an accelerated basis in accordance with Example 2 of Financial Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, with the first tranche vesting over one year, the second tranche over two years and the third tranche over three years. An estimated charge of $18,273 anticipated for the issuance of unrestricted shares to management in connection with the Combination and our private equity placement is not reflected in the combined pro forma statement of operations, as it is a one-time charge in connection with the closing of this transaction.

k.                 Represents the estimated reduction in interest expense to give effect to the anticipated debt repayments of $58,707 at the time of our private equity placement, using an estimated interest rate (5.1% for the six months ended June 30, 2005 and 3.6% for the year ended December 31, 2004) applicable under our credit facility.

l.                    Represents the elimination of return on mandatorily redeemable preferred units to be repurchased with proceeds from our private equity placement (interest at a rate of 8% per year ($540 per quarter)

to preferred holders plus discount accretion on an effective yield basis of $1,066 and $600 for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively).

m.             Represents the reduction in amortization of debt issuance costs associated with our purchased mandatorily redeemable preferred units.

n.                 Represents the estimated federal income tax benefit on adjustments relating to our private equity placement at a marginal rate of 35%, calculated as follows:

	Year ended December 31, 2004	Six months ended June 30, 2005
Pro-forma income (loss) before income tax	$(908)	$1,767
Non-taxable preferred distributions and deferred costs	(3,246)	(1,724)
	$(4,154)	$43
Tax benefit at 35%	$(1,454)	$15

o.                 Weighted average shares outstanding—pro forma

	Year ended December 31, 2004	Six months ended June 30, 2005
Shares issued for predecessor’s common shares and subsidiaries partnership interests:
Existing majority stockholders	4,923,286	4,923,286
Existing minority stockholders	3,099,477	3,099,477
Unrestricted shares issued to management	1,142,044	1,355,795
New shares issued in the offering	6,250,000	6,250,000
Weighted average shares outstanding—basic	15,414,807	15,628,558
Effect of dilutive securities:
Restricted shares	249,376	160,313
Options	45,233	45,233
Weighted average shares outstanding—fully diluted	15,709,416	15,834,104

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected historical financial data of our predecessor, Stroud Oil Properties, Inc., as of and for the periods indicated. The consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 is derived from the audited consolidated financial statements of Stroud Oil Properties, Inc. included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 is derived from the unaudited consolidated financial statements of Stroud Oil Properties, Inc. The consolidated statement of operations data for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data as of June 30, 2005 are derived from the unaudited financial statements of Stroud Oil Properties, Inc. appearing elsewhere in this prospectus, which, in management’s opinion, include all adjustments necessary for the fair presentation of our financial condition as of such date and our results of operations for such periods. Results of operations achieved for the six months ended June 30, 2005 are not necessarily indicative of the results of operations that may be achieved for the entire year.

The selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our predecessor’s financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Stroud Oil Properties, Inc.
	Year ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Statement of Operations Data:
Revenues:
Gas sales	$5	$676	$11,941	$34,859	$43,710	$22,642	$17,332
Oil sales	120	304	3,302	2,807	2,701	1,233	1,288
Commodity price risk management activities	—	—	(379)	(1,143)	(4,263)	(5,971)	(2,444)
Other	173	507	631	265	181	142	105
Total revenues	298	1,487	15,495	36,788	42,329	18,046	16,281
Expenses
Lease operating	104	470	2,453	2,731	3,227	1,889	1,704
General and administrative	331	1,470	1,839	2,471	3,551	1,515	2,157
Depreciation, depletion and amortization	28	4,484	7,175	12,900	17,515	9,352	6,756
Stock compensation expense	—	—	—	1,401	715	27	3
Litigation settlement expense(1)	—	—	—	—	6,019	—	—
Total expenses	463	6,424	11,467	19,503	31,027	12,783	10,620
Operating income (loss)	(165)	(4,937)	4,028	17,285	11,302	5,263	5,661
Other income (expense)
Interest expense	—	(913)	(5,226)	(5,306)	(4,370)	(2,079)	(2,462)
Gain (loss) on interest swap	—	—	—	14	40	70	41
Gain (loss) on extinguishment of debt(2)	—	—	—	36,330	(1,258)	(1,258)	—
Gain on sale	—	910	—	—	—	—	—
Total other income (expense)	—	(3)	(5,226)	31,038	(5,588)	(3,267)	(2,421)
Income (loss) before minority interest	(165)	(4,940)	(1,198)	48,323	5,714	1,996	3,240
Minority interest(3)	—	1,899	406	(4,389)	(4,262)	(787)	(1,296)
Net income (loss)	$(165)	$(3,041)	$(792)	$43,934	$1,452	$1,209	$1,944
Net Income (loss) per common share
Basic	$(0.11)	$(1.95)	$(0.53)	$23.79	$0.68	$0.58	$0.83
Diluted	$(0.11)	$(1.95)	$(0.53)	$20.35	$0.66	$0.55	$0.82
Weighted average shares outstanding
Basic	1,557,464	1,557,464	1,506,447	1,846,985	2,135,978	2,082,464	2,339,534
Diluted	1,557,464	1,557,464	1,506,447	2,158,856	2,204,664	2,185,669	2,358,420

	As of December 31,					As of June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$176	$1,509	$1,198	$6,904	$2,721		$232
Property and equipment, net	1,278	23,312	62,456	73,296	86,114		96,330
Total assets	1,565	26,955	68,387	91,936	101,631		110,566
Long-term debt	620	23,449	64,051	34,999	21,800		25,350
Related party debt	—	—	225	625	—		—
Minority interest(3)	—	—	—	1,849	17,161		17,130
Mandatorily redeemable preferred units	—	—	—	—	20,546		21,147
Total shareholders’ equity (deficit)	943	(2,098)	(2,890)	39,842	28,827		28,702

(1)             In 2004, our predecessor settled a countersuit in the amount of approximately $6.0 million. This suit was brought against our predecessor in 2002 by a former operating partner in connection with a breach of contract dispute.

(2)             Our predecessor recorded a gain of approximately $36.3 million in 2003 in connection with a retirement of indebtedness.

(3)             Minority interest represents outside direct ownership in Stroud Energy, Ltd., our operating subsidiary.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the selected historical financial data and the accompanying financial statements and the notes to those financial statements included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Overview

Our Business.   We are an independent energy company engaged in the acquisition, exploitation, exploration and production of natural gas and oil reserves, with a primary geographic focus in the Central Gulf Coast (Austin Chalk), the Fort Worth Basin (Barnett Shale) and East Texas. We were incorporated as a Delaware corporation in July 2005 to acquire our predecessor, Stroud Oil Properties, Inc., and its subsidiaries. Our business objective is to increase stockholder value by investing our capital in projects that lead to increases in our production, reserves and cash flow. To accomplish this objective, we focus on profitably increasing our natural gas and oil reserves through the exploitation and development of our existing properties and maintaining a low cost structure. In addition, we opportunistically pursue complementary acquisitions of properties in our target areas of operation, where we believe we can successfully implement our strengths as a development driller.

In September 2005, we completed a private equity placement of 6,064,359 shares of our common stock exempt from registration under the Securities Act to qualified institutional buyers, non-U.S. persons and accredited investors for aggregate consideration of approximately $97.0 million, or approximately $91.3 million, net of placement fee and offering expenses. Several of our stockholders also sold an aggregate of 4,560,000 shares of our common stock in the private placement. In connection with the offering, in October 2005 in a second closing, we sold an additional 185,641 shares in an exempt transaction to fulfill the over-allotment option we granted for approximately $3.0 million, or $2.8 million, net of placement fee and offering expenses. We used $27.3 million of the net proceeds from the offering to purchase the mandatorily redeemable preferred units in our operating subsidiary, Stroud Energy, Ltd., $58.7 million to repay borrowings drawn on our credit facility and $6.8 million to provide additional working capital.

We developed our strengths as an exploitation and development driller through our activities in the Central Gulf Coast (Austin Chalk), which has been a significant source of production for us. While we expect that the Austin Chalk will continue to be important to our overall production, we believe that expansion into other geographic areas, such as the Fort Worth Basin and East Texas, will provide us with additional opportunities to increase our average reserve life and enable us to exploit the substantial experience of our management team in the application of various advanced completion techniques. For a discussion of the risks associated with our reserves, see “Risk Factors—Risks Related to the Natural Gas and Oil Industry and Our Business—We need to replace our reserves at a faster rate than companies whose reserves have longer production periods. Our failure to replace our reserves would result in decreasing reserves and production over time.”

We believe that our inventory of exploitation, development and exploration opportunities, together with our operating expertise, will provide us with opportunities to increase our reserves over the next three to five years. We have a capital budget of approximately $63.9 million for 2005 and approximately $74.0 million for 2006. We plan to drill approximately 31 gross wells in 2005, 26 of which are to be located in the Fort Worth Basin and East Texas, and approximately 38 gross wells in 2006, 32 of which are to be located in the Fort Worth Basin and East Texas.

Our ability to increase stockholder value is dependent upon the production achieved from our wells, the revenues we receive from natural gas and oil sales and our operating costs. Our revenues are heavily dependent upon the prices of, and demand for, natural gas and oil. Commodity prices have historically been volatile and are likely to remain volatile in the future. Although we attempt to mitigate the impact of price declines through our hedging strategy, a substantial or extended decline in commodity prices or poor drilling results could have a material adverse effect on our financial position, results of operations and cash flows. Our operating costs are generally comprised of several components including costs of field personnel, repair and maintenance costs, production supplies, compression costs, saltwater disposal costs, transportation costs, production taxes, workover costs and ad valorem taxes. We operate almost all of our properties, which we believe enables us to more effectively control our operating costs on a per unit basis.

Our Predecessor.   Stroud Oil Properties, Inc. began its operations in 1985. Until 1999, our predecessor’s revenues were primarily derived from its operations in the Stroud Prue Sand Unit in Oklahoma and a coal bed methane field in the Raton Basin of Colorado. Our predecessor subsequently divested itself of those interests and, in 2000, pursued and implemented a horizontal drilling program in the Central Gulf Coast (Austin Chalk), incurring a substantial amount of indebtedness under our predecessor’s mezzanine facility. Initially, our predecessor experienced lower than anticipated production from its Austin Chalk wells. These production results, coupled with the increased costs relating to its newly-incurred indebtedness, resulted in net losses for the years ended December 31, 2000 through December 31, 2002.

In February 2003, our predecessor appointed Patrick J. Noyes as President and Chief Executive Officer. At that time, our predecessor had approximately $69.0 million in outstanding indebtedness, causing a severe strain on its overall financial condition. Under the leadership of Mr. Noyes, our predecessor sought to improve its overall position by decreasing its dependence on leverage and to improve its operating diversity by expanding its operations outside the Central Gulf Coast Region. In June 2003, our predecessor was able to use conventional bank debt, subordinated debt and an equity investment by its existing stockholders to retire approximately $69.6 million of indebtedness under our predecessor’s mezzanine facility for approximately $32.6 million. In addition, in January 2004, our predecessor secured a $27 million private equity investment in its operating subsidiary from EnCap Investments. We subsequently embarked on an aggressive program to acquire oil and gas reserves and undeveloped acreage in the Fort Worth Basin (Barnett Shale) and East Texas. Further, our predecessor experienced higher production levels from its Austin Chalk wells than had previously been attained.

Under the leadership of Mr. Noyes and his team, our predecessor has geographically diversified its operations, employed a more sustainable amount and type of leverage and achieved higher rates of production. Our management team believes that these results, together with the Acquisition and the completion of our private equity placement, position us for future continued growth.

Material Weakness in Internal Controls

In connection with their recently completed audits of the consolidated financial statements of our predecessor for the three years ended December 31, 2004, our independent auditors have reported a condition that constitutes a material weakness in internal accounting control that may affect our ability to produce and issue financial statements free from material misstatements. Our independent auditors reported to our board of directors that our accounting and financial operations are not sufficiently resourced and sufficient internal accounting procedures and controls are not present over the periodic closing and financial reporting process to assure with reasonable reliability that our financial statements are materially correct. Any failure to remediate the material weakness reported by our auditors, to implement required new or improved controls or to maintain an adequate system of internal controls, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

With respect to the financial statements for 2002 through 2004, to compensate for the material weaknesses, we made use of supplemental outside accounting personnel with knowledge of the company and the industry to assist us in performing additional analyses and other post-closing procedures. These procedures included review of all material corporate agreements, completion of financial reporting checklists, review of current accounting pronouncements and analysis of all significant accounts to ensure that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the consolidated financial statements included in this prospectus fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

We have also taken the following additional steps to address and correct this material weakness:

•        We hired a controller, effective September 1, 2005, with over eighteen years of experience in accounting and financial reporting in the energy industry.

•        We are actively searching for a financial reporting manager who will manage the preparation of our monthly, quarterly and yearly financial reporting, as well as serve as the primary person responsible for keeping us updated on all technical financial reporting matters.

•        We have determined, at least initially, to use an outside tax accountant for accomplishing financial accounting for income taxes. In addition, the Company will further evaluate the need for an additional person to be treasurer/cash manager following the careful review of the segregation of duties resulting from our internal controls project.

•        We have acquired electronic GAAP and SEC accounting resource tools that provide periodic updates and new pronouncements as they are released.

•        Three new independent directors have been appointed to our board. These three new directors have also been appointed to the board’s audit committee. The board has reviewed and adopted an audit committee charter.

•        We have engaged a consulting firm to assist us with complying with the Sarbanes-Oxley Act of 2002 and related rules. This project will take several months to complete and will entail documenting all major business processes and establishing appropriate controls. As the first step in that overall project, we have formally documented a set of procedures for controlling monthly and quarterly closings and effecting adequate review and documentation of journal entries and account reconciliations. We began implementation of these procedures during the third quarter of 2005 and intend to have them fully implemented in the fourth quarter of 2005.

Future plans of the Company to further address this material weakness include ongoing evaluation of adequacy of staffing, and consideration of various entity-level and other controls. We are setting the tone from the top down to embrace process changes that will serve to enhance controls over reporting and information.

Accounting and Financial Consequences of the Acquisition, the Combination and Our Recent Private Equity Placement

As a result of the Acquisition, which was closed July 27, 2005, and the Combination and our private equity placement, both of which occurred on September 23, 2005, the following has now occurred or is anticipated to occur that will affect the Company’s financial reporting and statement of operations for the periods indicated below.

For the Nine Months Ended September 30, 2005:

•        Non-cash stock compensation expense of approximately $18.3 million, representing the value of unrestricted shares granted to management in the Combination. There was no corresponding deduction for federal income tax purposes. We will also recognize approximately $0.1 million in additional stock compensation expense representing the restricted shares granted to management and certain employees in the Combination.

•        Cash bonuses of approximately $0.5 million paid in September in connection with the private equity placement that will be included in general and administrative expenses for the period.

•        A loss of approximately $6.1 million on the purchase and retirement of the mandatorily redeemable preferred units of our operating subsidiary, Stroud Energy, Ltd. This charge represents the difference between the $27.8 million purchase price and our $21.7 million carrying value including accrued interest. We do not expect this loss to be deductible for federal income tax purposes. We will also write off the related unamortized debt issuance cost of approximately $0.4 million.

•        A one-time charge to continuing operations for the effect of the accumulated net deferred tax liabilities associated with differences between our book and tax carrying value of assets and liabilities as we become a taxable entity. We anticipate this non-cash charge will be in excess of $20.0 million.

As a result of the above items, the Company will report a substantial net loss for the nine months ended September 30, 2005.

In addition to the items discussed above, certain or all of the following items will also affect the nine months ended September 30, 2005 as well as the rest of 2005 and beyond.

•        The Acquisition resulted in additions to our net oil and gas property and will increase revenues, lease operating costs, depreciation, depletion and amortization and interest expense. The amount of the increases is dependent upon many factors, including, among others, natural gas prices and interest rates.

•        The Combination resulted in a higher depreciation, depletion and amortization expense due to the recording of a step-up in basis on the gas and oil assets of our predecessor in an amount estimated to be approximately $49.9 million. This step-up in basis arose from purchase accounting treatment of the acquisition of the minority interest ownership of Stroud Energy, Ltd. This created a higher full cost pool basis resulting in additional depreciation, depletion and amortization expense than would otherwise have been recorded and an increased exposure to future full cost ceiling impairments. We do not expect to receive a step-up in basis for federal income tax purposes.

•        In connection with the Combination and our recent private equity placement, we issued restricted common shares to certain of our employees, including members of our management. The restrictions lapse over a period of three years from September 23, 2005, the date of the completion of our recent private equity placement. The restricted shares will result in non-cash stock compensation expense of approximately $10.3 million. The stock compensation expense related to the restricted shares will be recognized over the three-year restriction period as the restrictions are lifted.

•        We expect to pay bonuses to certain members of management and to other employees subsequent to the filing of and effectiveness of the registration statement of which this prospectus is a part, which will increase general and administrative expenses by approximately $75,000 upon the filing of our planned registration statement, approximately $760,000 upon its becoming effective and approximately $160,000 in March 2006.

•        We no longer need to make payments of preferred distributions beyond the completion of our recent private equity placement, resulting in a decrease in interest expense. Interest expense related to the preferred distributions was approximately $2.1 million for the year ended December 31, 2004.

•        As a “C” corporation, we will incur federal and state income taxes, decreasing net income by our effective income tax rate.

•        We will be adding employees and other costs in recognition of the increased burden of being a public company, which we expect will increase general and administrative expenses, especially in the near term.

Although we anticipate benefiting from increased production and gas and oil prices through December 31, 2005, we expect to incur a substantial loss for the year ending December 31, 2005 due to the costs incurred in connection with the consummation of the Combination and our private equity placement.

The financial statements included elsewhere in this prospectus and the discussion below are based on the financial condition and results of operations of our predecessor, Stroud Oil Properties, Inc. The general and administrative expenses included in our predecessor’s consolidated financial statements reflect the general and administrative expenses of Stroud Oil Properties, Inc., a privately-held company. Our future general and administrative expenses will likely be higher than those of our predecessor.

Our predecessor and its subsidiaries were either subchapter “S” corporations or partnerships that pass through their taxable income to their owners. Accordingly, no provision for federal or state corporate income taxes has been made in our predecessor’s consolidated financial statements. Our taxable earnings subsequent to the Combination are subject to federal, state and local taxes at an estimated combined rate of 35%.

Results of Operations

Our predecessor’s operating data for the three years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005 is summarized below:

	Year ended December 31			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(dollars in thousands, except per Mcfe data)
Revenues
Gas sales	$11,941	$34,859	$43,710	$22,642	$17,332
Oil sales	3,302	2,807	2,701	1,233	1,288
Commodity price risk management activities	(379)	(1,143)	(4,263)	(5,971)	(2,444)
Other	631	265	181	142	105
Expenses:
Lease operating	$2,453	$2,731	$3,227	$1,889	$1,704
General and administrative	1,839	2,471	3,551	1,515	2,157
Depreciation, depletion and amortization	7,175	12,900	17,515	9,352	6,756
Stock compensation expense	—	1,401	715	27	3
Litigation settlement expense	—	—	6,019	—	—
Net Production Data:
Natural Gas (MMcf)	3,741	7,319	8,306	4,447	3,043
Oil (MBbls)	136	92	67	34	26
Natural Gas equivalent (MMcfe)	4,557	7,871	8,708	4,651	3,199
Average Sales Price(1):
Natural gas (per Mcf)	$3.19	$4.76	$5.26	$5.09	$5.70
Oil (per Bbl)	24.28	30.51	40.31	36.26	49.54
Average equivalent price (per Mcfe)	3.34	4.79	5.33	5.13	5.82
Costs and Expenses (per Mcfe):
Lease operating(2)(3)	$.41	$.25	$.25	$.26	$.33
Production and ad valorem taxes(3)	.13	.09	.12	.14	.20
General and administrative	.40	.31	.41	.33	.67
Depreciation, depletion and amortization	1.57	1.64	2.01	2.01	2.11

(1)          Excludes effects of derivatives.

(2)          Excludes production and ad valorem taxes.

(3)          Lease operating expenses and production and ad valorem taxes are combined in the financial statements.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Gas sales and production. Our gas sales decreased $5,310,000, or 23.5%, for the six months ended June 30, 2005 to $17,332,000 from $22,642,000 for the six months ended June 30, 2004. The decrease in gas sales principally resulted from lower gas production in the first half of 2005 partially offset by an increase in our average realized gas prices. Our average realized gas price, excluding effects of derivatives, was $5.70 and $5.09 per Mcf for the six months ended June 30, 2005 and 2004, respectively. Our natural gas production decreased 1,404 MMcf, or 31.6%, for the six months ended June 30, 2005 to 3,043 MMcf from 4,447 MMcf for the six months ended June 30, 2004. The decrease in natural gas production was primarily attributable to rapid production declines from our wells in the Austin Chalk, which declines are characteristic of wells in this region. Our gas sales for the first half of 2004 reflect volume contributions from the two highest producing Austin Chalk wells in our history. The decrease in gas production from our wells in the Austin Chalk was partially offset by new production from our wells in the Barnett Shale and East Texas.

Oil sales and production. Our oil sales increased $55,000, or 4.5%, for the six months ended June 30, 2005 to $1,288,000 from $1,233,000 for the six months ended June 30, 2004. The increase in oil sales resulted principally from a 36.6% increase in oil prices for the six months ended June 30, 2005, partially offset by a 23.5% decrease in oil production from the six months ended June 30, 2005. Our average realized oil price, excluding the effects of derivatives, increased $13.28 per Bbl for the six months ended June 30, 2005 to $49.54 per Bbl from $36.26 per Bbl for the six months ended June 30, 2004. Our oil production decreased 8 Mbbls for the six months ended June 30, 2005 to 26 Mbbls from 34 Mbbls for the six months ended June 30, 2004. The decrease in oil production was primarily attributable to declines from our wells in the Austin Chalk.

Commodity price risk management activities. Commodity price risk management activities decreased our revenues $2,444,000 for the six months ended June 30, 2005. In comparison, commodity price risk management activities decreased our revenues $5,971,000 for the six months ended June 30, 2004. Gas prices were less volatile in the first six months of 2005 compared to significant increases in gas prices that occurred in the first six months of 2004. As gas commodity prices rise, commodity price risk activities tend to result in decreased revenue.

Lease operating expenses. Our lease operating expenses, including production and ad valorem taxes, decreased $185,000, or 9.8%, to $1,704,000 for the six months ended June 30, 2005 from $1,889,000 for the six months ended June 30, 2004. The decrease was due primarily to lower salt water disposal and workover costs. Our lease operating expenses excluding production and ad valorem taxes per Mcfe produced increased $0.07, or 26.9%, to $0.33 for the six months ended June 30, 2005 from $0.26 for the six months ended June 30, 2004. Production and ad valorem taxes per Mcfe increased $0.06, or 42.9%, to $0.20 for the six months ended June 30, 2005 from $0.14 for the six months ended June 30, 2004. These per unit increases were due to lower production volumes.

General and administrative expenses. Our general and administrative expenses increased $642,000, or 42.4%, to $2,157,000 for the six months ended June 30, 2005 from $1,515,000 for the six months ended June 30, 2004. The increase resulted primarily from legal and accounting costs associated with the Acquisition, the Combination and our private equity placement.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense decreased $2,596,000, or 27.8%, to $6,756,000 for the six months ended June 30, 2005 from $9,352,000 for the six months ended June 30, 2004. Our depreciation, depletion and amortization expense per Mcfe produced increased by $0.10 or 5.0%, to $2.11 for the six months ended June 30, 2005, as compared to $2.01 for the six months ended June 30, 2004. The increase in the amortization rate was attributable to an increase in actual and expected development costs. The overall decline in our depreciation, depletion and amortization expense is attributable to a 31.2% decrease in production.

Stock compensation expense. In connection with our private equity placement, we engaged a professional valuation firm to determine, on a retrospective basis, the fair value of our common stock with respect to our share and option transactions. We recognized stock compensation expense in those instances where options awards were granted to employees at an exercise price below the estimated fair value at the date of grant or shares were granted or where shares are sold at a price below the estimated fair value. The expense for options is recognized over the vesting period of the options. The expense attributable to shares sold below estimated fair value is recognized immediately.

Interest expense. Our net interest expense increased $383,000, or 18.4%, to $2,462,000 for the six months ended June 30, 2005 from $2,079,000 for the six months ended June 30, 2004. The increase was attributable to slightly higher interest rates and an increase in average outstanding debt of $4,535,000.

Net income. Our net income increased $735,000, or 60.8%, for the six months ended June 30, 2005 to $1,944,000 from $1,209,000 for the six months ended June 30, 2004. In addition to the various items noted

above, we also incurred a non-recurring loss on extinguishment of debt of $1,258,000 recorded in the six months ended June 30, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

During the three years ended December 31, 2004, the Company’s reserves and revenues have mostly been attributable to the Austin Chalk properties in South Texas. The Company experienced significant downward revisions of reserves in 2004 that related primarily to these Austin Chalk properties. The Austin Chalk properties reserves are estimated using decline curve analysis and analogy, because of the unconventional nature of the reservoir. In Grimes County, Texas, on the eastern part of the Company’s Austin Chalk holdings, the Company drilled a series of wells during late 2003 and early 2004 that were the most productive wells the Company has drilled. Proved undeveloped locations owned by the Company in analogous positions to those drilled were credited with reserves at year end 2003 using the best data available at that time. Subsequently, additional drilling results in the area which were not as productive caused the Company to reevaluate the reserves in those undrilled locations, resulting in downward revisions at the end of 2004. Further, additional regional production data analysis caused the Company to generally lengthen the life of the wells and decrease the rate, further negatively impacting present value.

Gas sales and production. Our gas sales increased $8,851,000, or 25.4%, in 2004 to $43,710,000 from $34,859,000 in 2003. The increase in gas sales principally resulted from a 13.5% increase in gas production and a 10.5% increase in gas prices in 2004 from 2003. Our average realized gas price, ignoring commodity price risk management activities, increased $0.50 per Mcf in 2004 to $5.26 per Mcf from $4.76 per Mcf in 2003. Our gas production increased by 987 MMcf in 2004 to 8,306 MMcf from 7,319 MMcf in 2003. The increase in gas production was primarily attributable to new production in the Austin Chalk in Grimes County, Texas, partially offset by declines in production in other wells.

Oil sales and production. Our oil sales decreased $106,000, or 3.8%, in 2004 to $2,701,000 from $2,807,000 in 2003. The decrease in oil sales was due primarily to lower production, partially offset by higher oil prices. Our average realized oil price increased $9.80 per Bbl, or 32.1%, in 2004 from $30.51 per Bbl in 2003 to $40.31 per Bbl in 2004. Our oil production decreased by 25 Mbbl, or 27.2%, in 2004 to 67 Mbbl from 92 Mbbl in 2003. The decrease in oil production was primarily attributable to declines in older Austin Chalk wells, offset slightly by new production from our wells in East Texas.

Commodity price risk management activities. Commodity price risk management activities decreased our revenues $4,263,000 in 2004. In comparison, commodity price risk management activities decreased our revenues $1,143,000 in 2003. In 2004, significant increases in gas prices were experienced, with a corresponding decrease in revenue from commodity risk management activities. In addition, we increased our volume of outstanding derivatives in 2004 compared to 2003.

Lease operating expenses. Our lease operating expenses, including production and ad valorem taxes, increased $496,000, or 18.2%, to $3,227,000 in 2004 from $2,731,000 in 2003. The increase in lease operating expenses was primarily related to more producing wells. Our lease operating expenses excluding production and ad valorem taxes per Mcfe produced were the same in 2004 and 2003—$0.25 per Mcfe. Production and ad valorem taxes per Mcfe increased $.03, or 28.3%, to $. 12 for 2004 from $.09 for 2003.

General and administrative expenses. Our general and administrative expenses increased $1,080,000, or 43.7%, to $3,551,000 in 2004 from $2,471,000 in 2003. The increase relates principally to increased payroll and legal expenses.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased $4,615,000, or 35.8%, to $17,515,000 in 2004 from $12,900,000 in 2003. Our depreciation, depletion and amortization expense per Mcfe produced increased by $0.37, or 22.6%, to $2.01 for 2004 as compared to $1.64 for 2003. The increase in the amortization rate was primarily attributable to an increase in actual and expected development costs in 2004 and, to a lesser extent, downward reserve revisions in the

Austin Chalk. In addition, depletion, depreciation and amortization expense was higher due to an 10.6 % increase in production.

Stock compensation expense. In connection with our private equity placement and as noted previously, we engaged a professional valuation firm to determine, on a retrospective basis, the fair value of our common stock with respect to our share and option transactions. We recognized stock compensation expense for sale of shares and granting of shares or options to directors or employees at prices below the estimated fair value. In 2004, $685,000 of expense related to the issuance of 158,200 shares to existing shareholders who were directors of our predecessor at a price of $20.00 per share versus estimated fair value of $24.33 per share. This compared to expense of $1,312,000 relating to the issuance of 525,000 shares in 2003 to existing shareholders who were directors of our predecessor at a price of $4.00 per share versus the estimated fair value of $6.50 per share and an expense of $85,000 in connection with 25,000 shares purchased by an employee.

Interest expense. Our interest expense decreased $936,000, or 17.6%, to $4,370,000 in 2004 from $5,306,000 in 2003. The decrease was due to a large decrease in our outstanding borrowings giving effect to the debt extinguishment in mid-2003 and the extinguishment of outstanding indebtedness, offset by a non-cash interest expense of $1,066,000 in 2004 relating to the accretion of discount on the mandatorily redeemable preferred partnership units of our operating subsidiary and by increases in our average interest rates.

Net income. Our net income decreased $42,482,000, or 96.7%, in 2004 to $1,452,000 from $43,934,000 in 2003, attributable in large part to a gain from the extinguishment of debt of approximately $36,330,000 in 2003. In 2004, our predecessor settled a countersuit in the amount of approximately $6,000,000. This suit was brought against our predecessor in 2002 by a former operating partner in connection with a breach of contract dispute.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gas sales and production. Our gas sales increased $22,918,000, or 191.9%, in 2003 to $34,859,000 from $11,941,000 in 2002. The increase in gas sales principally resulted from a 95.6% increase in gas production and a 49.2% increase in gas prices in 2003 from 2002. Our average realized gas price, increased $1.57 per MMcf in 2003 to $4.76 per MMcf from $3.19 per MMcf in 2002. Our gas production increased by 3,578 MMcf in 2003 to 7,319 MMcf from 3,741 MMcf in 2002. The increase in gas production was primarily attributable to new production in the Austin Chalk in Grimes County, Texas, with additional contribution from new production in East Texas, offset by production declines in other Austin Chalk wells.

Oil sales and production. Our oil sales decreased $495,000, or 15%, in 2003 to $2,807,000 from $3,302,000 in 2002. The decrease in oil sales was due primarily to lower production, partially offset by higher oil prices. Our average realized oil price increased $6.23 per Bbl, or 25.7%, in 2003 to $30.51 per Bbl from $24.28 per Bbl in 2002. Our oil production decreased 44 Mbbls, or 32.4%, in 2003 to 92 Mbbls from 136 Mbbls in 2002. The decrease in oil production was primarily attributable to declines in older Austin Chalk wells.

Commodity price risk management activities. Commodity price risk management activities decreased our revenues $1,143,000 in 2003. In comparison, commodity price risk management activities decreased our revenues $379,000 for 2002. During 2003, we added derivatives as required by our then-existing debt agreements.

Lease operating expenses. Our lease operating expenses, including production and ad valorem taxes, increased $278,000, or 11.3%, to $2,731,000 in 2003 from $2,453,000 in 2002. The increase was due to our increased number of producing wells. Our lease operating expenses excluding production and ad valorem taxes per Mcfe produced decreased $0.16, or 39.0%, to $0.25 for 2003 from $0.41 for 2002. Production and ad valorem taxes per Mcfe decreased $0.04, or 30.8%, to $0.09 for 2003 from $0.13 for 2002.

General and administrative expenses. Our general and administrative expenses increased $632,000, or 34.4%, to $2,471,000 in 2003 from $1,839,000 in 2002. The increase relates primarily to payroll and accounting expense.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased $5,725,000, or 79.8%, to $12,900,000 in 2003 from $7,175,000 in 2002. Our depreciation, depletion and amortization expense per Mcfe produced increased by $0.07, or 4.5%, to $1.64 for 2003 as compared to $1.57 for 2002. The increase in rate was primarily due to higher future and historical development costs. The depreciation, depletion and amortization expense increased on a 73% volume increase.

Stock compensation expense. We engaged a professional valuation firm to determine, on a retrospective basis, the fair value of our common stock with respect to our share and option transactions. We recognized stock compensation expense in those instances where option awards were granted to directors and employees at an exercise price below the estimated fair value at the date of grant or shares were granted or sold at a price below the estimated fair value. During 2003, we recognized $1,312,000 pertaining to the sale of 525,000 shares to existing shareholders who were directors at a price of $4.00 per share versus fair value of $6.50 per share. In addition, we recognized $4,000 of expense in connection with the vesting of options. Finally, we recognized $85,000 in connection with the granting of shares. There was no stock compensation expense in 2002.

Interest expense. Our interest expense increased $80,000, or 1.5%, to $5,306,000 in 2003 from $5,226,000 in 2002 due to an increase in our average interest rates.

Net income. Our net income increased $44,726,000 to $43,934,000 in 2003, compared to a net loss of $792,000 in 2002. Net income in 2003 included a gain from the extinguishment of debt of approximately $36,330,000, which is a non-recurring item.

Liquidity and Capital Resources

Funding for our activities has historically been provided by net cash flow from operating activities and from borrowings and sales of equity. In 2004, our net cash flow provided by operating activities totaled $25,429,000, which was a decrease of $2,633,000 from $28,062,000 in 2003. The decrease in 2004 was driven by fluctuations in operating assets and liabilities. Our net cash flow from operating activities for the six months ended June 30, 2004 and 2005 were $17,722,000 and $14,316,000, respectively.

Our need for capital, in addition to funding our ongoing operations, primarily relates to acquisitions, our exploration for natural gas and oil reserves, the development and acquisition of our natural gas and oil properties and the repayment of our debt. In 2004, we incurred capital expenditures of $31,016,000 for exploration, development and acquisition activities, $30,372,000 net of sales of property.

Our annual capital expenditure activity for the years ended 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005 is summarized in the following table:

	Year ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Acquisitions of proved natural gas and oil properties	$—	$2,938	$1,201	$—	$—
Acquisitions of unproved natural gas and oil properties	5,892	5,025	6,062	2,925	1,048
Development expenditures	40,860	15,607	23,454	12,662	11,086
Exploration expenditures	—	—	—	—	4,555
Other	—	306	299	138	141
Total	$46,752	$23,876	$31,016	$15,725	$16,830

We have budgeted approximately $63.9 million for 2005 and $74.0 million for 2006 for development and exploration projects, exclusive of any acquisition of producing properties. See “Business and Properties—About Stroud.”

The timing of most of our capital expenditures is discretionary because we have no material long-term capital expenditure commitments and we operate all our properties on which drilling is planned. Consequently, we have a significant degree of flexibility to adjust the level of our capital expenditures as circumstances warrant. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including the results of our development and exploration efforts, the availability of sufficient capital resources by us and other participants for drilling prospects, economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews and our financial resources and results.

Description of Credit Facility

In connection with the completion of our private equity placement on September 23, 2005, we revised our predecessor’s existing $200.0 million senior secured revolving credit facility. Included in this revised credit facility is a $10.0 million subfacility for standby letters of credit. The credit facility may be used for future acquisitions and capital expenditures, as well as general corporate purposes. The aggregate amount of borrowings under the credit facility is subject to a borrowing base requirement relating to the collateral value of our oil and gas properties securing the facility. The initial borrowing base for the credit facility is $70.0 million, and the borrowing base will be redetermined semiannually each April 1 and October 1. We had approximately $5.0 million outstanding under the credit facility at the completion of our recent private equity placement, leaving us with approximately $65.0 million available for future borrowings. The facility will mature on September 23, 2009. Amounts borrowed and repaid under the facility may be reborrowed.

Our obligations under the credit facility are secured by first priority liens on at least 80% of the PV-10 of our reserves, all of the outstanding equity interests of our direct and indirect subsidiaries, accounts receivable, inventory, contract rights and general intangibles. The facility is guaranteed by us and all of our direct and indirect subsidiaries other than our operating partnership, Stroud Energy, Ltd., which will remain the borrower. We may prepay all loans under the credit facility at any time without premium or penalty (other than customary LIBOR breakage costs).

Indebtedness under the facility bears interest at the base rate (the higher of the administrative agent’s reference rate or 0.50% above the federal funds rate) plus 0.00% to 0.50% or LIBOR plus 1.25% to 2.00%. The applicable margin will vary quarterly based on our leverage ratio. We will incur quarterly commitment fees based on the unused amount of the credit facility which range from 0.250% to 0.375% per annum.

The credit agreement prohibits us from making dividends to our stockholders and contains various covenants limiting our operating partnership’s ability to:

•       incur indebtedness;

•       grant or assume liens;

•       make certain investments;

•       sell, transfer, assign or convey assets, or engage in certain mergers or acquisitions;

•       make distributions; or

•       engage in transactions with affiliates.

The credit facility also contains covenants requiring us to maintain:

•       a minimum current ratio (as defined in the credit agreement), measured quarterly, of 1 to 1 (for purposes of this test, undrawn availability may be added to current assets);

•       a minimum consolidated tangible net worth (as defined in the credit agreement) of not less than (i) 75% of consolidated tangible net worth (as defined in the credit agreement) on September 30, 2005, plus (ii) 75% of our cumulative consolidated net income (as defined in the credit agreement) after the effective date of the facility, plus (iii) all of the proceeds received by us from equity offerings after September 30, 2005;

•       a minimum interest coverage ratio (as defined in the credit agreement), measured quarterly on a rolling four quarter basis, equal to 3 to 1.

Each of the following will be an event of default under the credit facility:

•       failure to pay any principal, interest, fees, expenses or other amounts when due;

•       failure to observe any agreement, obligation or covenant in the credit agreement, subject to cure periods for certain failures;

•       judgments against us or our subsidiaries, in excess of certain allowances;

•       certain ERISA events involving us or our subsidiaries;

•       certain bankruptcy or insolvency events involving us or our subsidiaries;

•       either Patrick J. Noyes or Stephen M. Clark ceasing to serve in his current respective capacity as an executive officer of the Company without the succession in such position by a person acceptable to a majority of the lender banks;

•       a change in control (as defined in the credit agreement); and

•       the failure of any representation or warranty to be materially true and correct when made.

Contractual Commitments

The following table summarizes our contractual commitments as of December 31, 2004 by time of maturity:

	Payments due by period
	Total	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual obligations:
Debt and other obligations(a)	$21,800	$21,800	$—	$—
Operating leases	327	327	—	—
Interest	1,357	1,357	—	—
Mandatorily redeemable preferred units	27,000	—	27,000	—
Dividends on mandatorily redeemable preferred units(a)	8,640	6,480	2,160	—
Other cash commitments:
Asset retirement obligations(b)	1,995	56	37	1,902
Total contractual cash commitments	$61,119	$30,020	$29,197	$1,902

(a)           Following the completion of our private equity placement on September 23, 2005, debt outstanding was approximately $4.2 million and all of the preferred units had been retired.

(b)           Represents the estimated future asset retirement obligations on an undiscounted basis. The discounted asset retirement obligation of $676,000, as determined under SFAS No. 143, is further discussed in Note 4 to the consolidated financial statements.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon the information reported in Stroud Oil Properties, Inc.’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. In many cases, the accounting treatment of particular transactions is specifically required by GAAP. The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments, including those related to natural gas and oil revenues, oil and gas properties, fair value of derivative instruments, contingencies and litigation, and base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. These significant accounting policies are detailed in Note 1 to Stroud Oil Properties, Inc.’s consolidated financial statements. We have outlined below certain of these policies as being of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment or estimates by our management.

Consolidation and Reporting.   Stroud Oil Properties, Inc.’s consolidated financial statements include the accounts of Stroud Oil Properties, Inc. and its subsidiaries, Stroud Energy, Ltd. and Stroud Energy Management, Ltd., after recognition of minority interests and elimination of all significant intercompany accounts, transactions and profits. Our management has evaluated our consolidation of variable interest entities in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and had concluded that Stroud Energy, Ltd. is a variable interest entity that requires consolidation.

Natural Gas and Oil Properties.   We utilize the full-cost method of accounting for our natural gas and oil properties. Under this method of accounting, all external costs associated with the acquisition, exploration and development of natural gas and oil properties are capitalized as incurred. Internal costs are capitalized only to the extent they are directly related to acquisition, exploration or development activities and do not include any costs related to production, selling or general and administrative activities. If, as of a quarterly or yearly reporting date, the net capitalized costs of evaluated natural gas and oil properties exceed the estimated present value of future net cash flows from proved natural gas and oil properties, discounted at 10% using current prices, such excess is charged to operations as a ceiling write-down. For the years ended December 31, 2003 and 2004, Stroud Oil Properties, Inc. was not required to recognize a ceiling write-down of our net capitalized costs.

Capitalized costs of natural gas and oil properties, including the estimated future costs to develop proved reserves, are amortized on the units-of-production method based on production and estimates of proved reserve quantities. Unevaluated property costs are excluded from the amortization base used to determine depreciation, depletion and amortization. Unevaluated properties are assessed for impairment on a quarterly basis at the balance sheet date. Upon impairment, the costs of unevaluated properties are immediately included in the amortization base. Geological and geophysical costs not associated with a specific unevaluated property are included in the amortization base as incurred.

Sales of natural gas and oil properties, except those held for resale, are accounted for as adjustments to net capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between net capitalized costs and proved reserves of natural gas and oil. All costs relating to production activities and maintenance and repairs are charged to expense when incurred.

Revenue Recognition.   We recognize revenues from the sales of natural gas and oil when the products are sold and delivery to the purchaser has occurred. Any amounts due from purchasers of natural gas and oil are included in accounts receivable in Stroud Oil Properties, Inc.’s consolidated balance sheet.

At times, we may sell more or less than our entitled share of gas production. When this happens, we use the entitlement method of accounting for gas sales, based on our net revenue interest in production. Accordingly, revenue would be deferred for gas deliveries in excess of our net revenue interest, while revenue would be accrued for any undelivered volumes.

Derivative Instruments and Hedging Activities.   SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Hedging Activities, requires that all derivative instruments be recorded on the balance sheet at their respective fair values. We utilize swaps, swaptions and collars to reduce our exposure to unfavorable changes in natural gas and oil prices. We also utilize interest rate swaps to reduce our exposure to unfavorable changes in interest rates related to our long-term debt. We recognize all derivative instruments as either an asset or liability based on fair value and recognize subsequent changes in fair value in earnings unless the derivative instrument qualifies as a hedge. The fair value of the derivative instruments is confirmed monthly by the counterparties to the agreement. Management believes that credit and performance risk with our counterparties is minimal.

We did not designate any of our currently outstanding derivative instruments as hedges.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment, which requires that compensation related to all stock-based awards, including stock options, be recognized in the financial statements. This pronouncement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and will be effective beginning July 1, 2005. However, in the first quarter of 2005, the Securities and Exchange Commission adopted a new rule to amend the compliance date to the beginning of our next fiscal year (January 1, 2006 for us). We previously recorded stock compensation pursuant to the intrinsic value method under APB No. 25, whereby no compensation was recognized for stock option awards as long as the exercise price equals or exceeds the stock price on the date of grant. We recognized stock compensation expense for awards whereby the exercise price was less than the estimated fair value at the date of grant. We believe that stock option grants will continue to be a significant part of employee compensation, and, therefore, SFAS No. 123R will have a significant impact on our financial statements. SFAS No. 123R requires us to recognize the cost of employee services received in exchange for our equity instruments. Under SFAS No. 123R, we will be required to measure compensation expense over the options’ vesting period based on the stock options’ fair value at the date the options are granted. SFAS No. 123R allows for the use of the Black-Scholes or a lattice option-pricing model to value such options. We have not determined what model we will use to calculate the fair value of the options we issue. As allowed by SFAS No. 123R, we can elect either Modified Prospective Application, which applies the Statement to new awards and modified awards after the effective date, and to any unvested awards as service is rendered on or after the effective date, or Modified Retrospective Application which can apply the statement to all prior years for which SFAS No. 123 was effective. We are currently evaluating which method of application will be used and the expected impact of the standard when adopted by the Company effective January 1, 2006. For the pro forma effect of recording compensation for all stock awards at fair value, utilizing the Black-Scholes method, see Note 2 to our predecessor’s consolidated financial statements.

In September 2004, the SEC issued Staff Accounting Bulletin No. 106 (SAB No. 106), which clarifies the calculation of the full cost ceiling and depreciation, depletion and amortization of gas and oil properties in conjunction with accounting for asset retirement obligations under SFAS No. 143. Our predecessor adopted the provisions of the pronouncement in the first quarter of 2005. The guidance of SAB No. 106 is expected to have an immaterial impact on our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, which provides that all nonmonetary asset exchanges that have commercial substance must be measured based on the fair value of the assets exchanged, and any resulting gain or loss recorded. An exchange is defined as having commercial substance if it results in a significant change in expected future cash flows. Exchanges of operating interests by oil and gas producing companies to form a joint venture continue to be exempted. APB Opinion 29 previously exempted all exchanges of similar productive assets from fair value accounting, therefore resulting in no gain or loss being recorded for such exchanges. We must implement SFAS 153 for any nonmonetary asset exchanges occurring on or after January 1, 2006. This change in accounting is currently not expected to have a significant effect on our reported financial position or statement of operations.

Use of Estimates in the Preparation of Financial Statements.   Preparation of the accompanying financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Natural gas and oil reserve estimates are used in the calculation of depletion expense and in the determination of impairment of natural gas and oil properties and are inherently imprecise. Significant estimates also include our severance taxes receivable, estimates of asset retirement obligations and stock compensation. Actual results could differ from those estimates.

Quantitative and Qualitative Disclosures on Market Risks

Natural Gas and Oil Prices.   Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of natural gas and oil. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing natural gas and oil prices include the level of global demand for crude oil, the global supply of natural gas and oil, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future natural gas and oil prices with any degree of certainty. Sustained weakness in natural gas and oil prices would adversely affect our financial condition and results of operations, and may also reduce the amount of natural gas and oil reserves that we can produce economically. Any reduction in our natural gas and oil reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our exploration and development activities. Similarly, any improvements in natural gas and oil prices can have a favorable impact on our financial condition, results of operations and capital resources. Based on our natural gas and oil production in 2004, a $0.10 change in the price per Mcf of natural gas would have changed our cash flow by approximately $800,000 and a $1.00 change in the price per Bbl of oil would have resulted in a change in our cash flow for such period by approximately $64,000.

Our primary commodity risk management objective is to reduce volatility in our cash flows. Management makes recommendations on hedging that are approved by the board of directors before implementation. We enter into hedges for natural gas using NYMEX futures or over-the-counter derivative financial instruments with only certain well-capitalized counterparties which have been approved by our board of directors.

The use of financial instruments may expose us to the risk of financial loss in certain circumstances, including instances when (1) sales volumes are less than expected requiring market purchases to meet commitments, or (2) our counterparties fail to purchase the contracted quantities of natural gas or otherwise fail to perform. To the extent that we engage in hedging activities we may be prevented from realizing the benefits of favorable price changes in the physical market. However, we are similarly insulated against decreases in such prices. The following table sets forth the hedges our predecessor had in place as of August 19, 2005:

Period	Total Volumes (MMbtu)	Weighted Average Floor*	Weighted Average Ceiling*
Sep 05	473,557	$6.46	$9.52
Oct 05-Dec 05	1,242,467	6.46	10.39
Jan 06-Mar 06	1,071,510	6.55	11.15
Apr 06-Jun 06	960,197	6.15	8.40
Jul 06-Sep 06	874,024	6.38	9.19
Oct 06-Dec 06	806,430	6.39	9.74
Jan 07-Mar 07	751,673	6.56	10.54
Apr 07-Jun 07	705,000	7.00	8.47
Jul 07-Aug 07	448,000	7.00	8.55

*                    Prices are per MMBTU.

Presently, all of our hedging arrangements are concentrated with two counterparties, both of which are participants in our bank loans. If either counterparty fails to perform its obligations, we may suffer financial loss or be prevented from realizing the benefits of favorable price changes in the physical market.

The result of natural gas market prices exceeding our swap prices or collar ceilings requires us to make payment for the settlement of our hedge derivatives, if owed by us, generally up to three business days before we receive market price cash payments from our customers. One swap for 2,000 MMBTU (approximately 2,000 MCF) per day for July 2005 through June 2006 requires settlement approximately 55 days before market price cash payments will be received. This could have a material adverse effect on our cash flows for the period between hedge settlement and payment for revenues earned.

Interest Rates.   At June 30, 2005, we had $25.4 million outstanding under our predecessor’s credit facility, which is subject to floating market rates of interest. Borrowings under our predecessor’s credit facility bear interest at a fluctuating rate that is tied to the Base Rate or LIBOR, at our option. Any increases in these interest rates can have an adverse impact on our results of operations and cash flow. Based on borrowings outstanding at December 31, 2004 of $21.8 million, a 100 basis point change in interest rates would change our interest expense by approximately $0.2 million.

From time to time we also may enter into interest rate swaps to make our interest expense more predictable, especially in times of greater leverage for us or when there is a determination that rates seem very likely to rise while we are expecting to maintain significant debt levels. At June 30, 2005, we had one interest rate swap on $15 million of debt. This swap is for a two-year period that ended July 11, 2005. It established a fixed rate of 1.845% versus LIBOR based rates that vary from 1.11% to 3.13%.

Interest Rates.   At June 30, 2005, we had $25.4 million outstanding under our predecessor’s credit facility, which is subject to floating market rates of interest. Borrowings under our predecessor’s credit facility bear interest at a fluctuating rate that is tied to the Base Rate or LIBOR, at our option. Any increases in these interest rates can have an adverse impact on our results of operations and cash flow. Based on borrowings outstanding at December 31, 2004 of $21.8 million, a 100 basis point change in interest rates would change our interest expense by approximately $0.2 million.

From time to time we also may enter into interest rate swaps to make our interest expense more predictable, especially in times of greater leverage for us or when there is a determination that rates seem very likely to rise while we are expecting to maintain significant debt levels. At June 30, 2005, we had one interest rate swap on $15 million of debt. This swap is for a two-year period that ended July 11, 2005. It established a fixed rate of 1.845% versus LIBOR based rates that vary from 1.11% to 3.13%.

BUSINESS AND PROPERTIES

About Stroud

Our Company.   We are an independent energy company engaged in the acquisition, development, exploitation, exploration and production of natural gas and oil. Our operations are primarily concentrated in the Central Gulf Coast (Austin Chalk), the Fort Worth Basin (Barnett Shale) and East Texas. We have assembled a management team and technical staff with extensive experience in developing unconventional natural gas reserves and horizontal drilling. We believe that this experience base enables us to exploit our acreage positions in our core operating areas. From January 1, 2003 through June 30, 2005, our predecessor drilled and completed 28 out of 28 wells. Our predecessor’s net production increased from an average of 12.5 MMcfe per day in 2002 to an average of 23.8 MMcfe per day in 2004.

We focus our operations in areas where our management team has developed significant geological and operational expertise. Our senior management team and many of our professionals are former employees of Mitchell Energy Company, L.P. and Union Pacific Resources Group Inc. Prior to the acquisition of Mitchell Energy Company by Devon Energy Corporation, Mitchell Energy Company was well known for its expertise in developing unconventional, complex reserves and was the largest driller and producer in the Barnett Shale. Prior to the acquisition of Union Pacific Resources by Anadarko Petroleum Corporation, Union Pacific Resources was one of the most active drillers in the Austin Chalk and pioneered the use of horizontal drilling in this area. Our technical staff also has extensive experience in East Texas. Additionally, our management has substantial experience in the application of various advanced completion techniques, procedures that are often necessary in order to profitably develop natural gas and oil reserves in unconventional reservoirs and in the more mature producing areas of the United States.

Consistent with the experience and expertise of our management team and technical staff, we have expanded our focus to the Barnett Shale in the Fort Worth Basin, where we believe our horizontal drilling expertise can be effectively applied, and to the development of our East Texas assets, where we believe our expertise in advanced completion technologies will enhance the value of these assets. The Austin Chalk has, historically, been a significant source of production and cash flow for us and is expected to continue to be in the future.

We believe that our inventory of 177 future drilling locations, combined with our leasehold interests in approximately 28,000 gross (approximately 26,000 net) undeveloped acres in our three core areas, provide us with opportunities for future growth. We have a capital budget of approximately $63.9 million for 2005 and approximately $74.0 million for 2006, as detailed in the following table.

	2005 Capital Budget(1)(2)			2006 Capital Budget(2)
	Gross Wells	Net Wells	Capital Expenditures	Gross Wells	Net Wells	Capital Expenditures
			(in millions)			(in millions)
Drilling and completion by geographic area:
Fort Worth Basin (Barnett Shale)	18	15.7	$34.6	18	15.0	$32.2
Central Gulf Coast (Austin Chalk)	5	4.2	16.7	6	5.4	21.7
East Texas	8	5.0	6.9	14	8.6	12.2
Workovers and recompletions	—	—	1.1	—	—	3.2
Land and seismic	—	—	4.6	—	—	4.7
Total	31	24.9	$63.9	38	29.0	$74.0

(1)           For the six months ended June 30, 2005, our predecessor spent approximately $16.8 million of our pro forma 2005 capital budget and drilled and completed seven out of seven wells.

(2)           Excludes any capital expenditures attributable to acquisitions of producing properties.

The following table shows how we expect to spend our capital budget during 2005 and 2006:

	2005	2006
	(In millions)
Exploration drilling and completion	$25.6	$32.2
Development drilling and completion	32.6	33.9
Workovers and recompletions	1.1	3.2
Land and seismic	4.6	4.7
Total	$63.9	$74.0

The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including the results of our development and exploration efforts, the availability of sufficient capital resources to us and other participants for drilling prospects, economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, our financial results and the availability of leases on reasonable terms and permitting for the potential drilling locations.

Our Predecessor.   Stroud Oil Properties, Inc. began its operations in 1985. Until 1999, our predecessor’s revenues were primarily derived from its operations in the Stroud Prue Sand Unit in Oklahoma and a coal bed methane field in the Raton Basin of Colorado. Our predecessor subsequently divested those interests and, in 2000, pursued a horizontal drilling program in the Central Gulf Coast (Austin Chalk). In February 2003, our predecessor named Patrick J. Noyes as Chief Executive Officer to implement a fundamental change in its growth strategy. Mr. Noyes and his management team are responsible for reducing our predecessor’s indebtedness, diversifying its holdings and growing the company. During Mr. Noyes’ tenure as Chief Executive Officer, the following has been accomplished:

•        long-term debt has declined from $64.3 million at December 31, 2002 to $4.2 million at September 30, 2005;

•        a $27 million private equity investment by EnCap Investments was secured;

•        28 out of 28 wells have been drilled and completed from January 1, 2003 through June 30, 2005;

•        production has increased from 12.5 Mcfe per day in 2002 to 23.8 Mcfe per day in 2004;

•        we have entered two new areas—the Fort Worth Basin (Barnett Shale) and East Texas;

•        natural gas assets in the Fort Worth Basin (Barnett Shale) with approximately 23.5 Bcfe of estimated provides reserves and an associated PV-10 of approximately $29.3 million were acquired; and

•        a $100 million private equity placement was completed.

Barnett Shale Acquisition

On July 27, 2005, we acquired natural gas assets located in the Fort Worth Basin (Barnett Shale) in Denton County, Texas. The purchase price for the Acquisition was $29.6 million plus an estimated $5.3 million in closing adjustments. As of December 31, 2004, these assets had approximately 23.5 Bcfe of estimated proved reserves and an associated PV-10 of approximately $29.3 million. These proved reserves are 100% natural gas and approximately 36% are classified as proved developed reserves. We have a 75% to 100% working interest in the acquired properties and serve as operator. The acquired properties include nine producing wells, three wells awaiting completion and seven proved undeveloped drilling locations. We anticipate that five of the seven drilling locations will be drilled horizontally and two will be drilled vertically. These assets are located in an area that has existing production, gathering lines and other infrastructure.

After giving effect to the Acquisition as of December 31, 2004, our estimated proved reserves were 117.6 Bcfe with a PV-10 of $210.5 million. Our proved reserves were 41.3% proved developed and were 94.6% natural gas. As of that date, we operated 70 of our 74 gross producing wells and approximately 99% of the net present value of our proved reserves.

The Barnett Shale formation in the Fort Worth Basin has emerged as the largest natural gas field in Texas. Recent assessment by the U.S. Geological Survey suggests that over 26 Tcf of undiscovered, technically recoverable gas in the central Fort Worth Basin exists. We believe the recent success in the Barnett Shale by independent energy companies is attributable to innovations in technology and drilling and completion techniques achieved over the past several years.

Our Business Strategy

Our business objective is to increase stockholder value by investing our capital in projects that lead to increases in our production, reserves, and cash flow. We seek to achieve this goal through the application of the following strategies:

Acquisition of Strategic Assets.   We maintain a disciplined, opportunistic acquisition approach and seek to acquire producing properties, leasehold acreage and drilling prospects, with a focus on our existing areas of operation where we believe we can successfully implement our strengths as a developmental driller. One of our focus acquisition areas is the Barnett Shale of the Fort Worth Basin, where we target natural gas properties with established histories of production, lower-risk drilling and exploration opportunities and long reserve lives.

Exploitation and Development of Existing Properties.   We seek to add proved reserves to and increase production from our existing properties through the application of advanced technologies, including horizontal drilling and sophisticated completion techniques. We believe that our management team has a proven track record of exploiting underdeveloped properties to increase reserves and cash flow. We expect to continue to focus on implementing improved production practices and recovery techniques, and lower-risk development drilling. We are expanding our asset base though an active development program of new opportunities in the Barnett Shale and the East Texas Basin, while still developing high-impact Austin Chalk projects.

Growth through the Drillbit.   We plan to continue to grow our production and reserves through the drillbit. Our inventory of drilling prospects includes opportunities that are not included in our proved reserve base. We actively pursue these and other drilling opportunities to expand our reserve base and increase our production and cash flow.

Maintenance of a Low Cost Structure.   We intend to maintain a low cost structure through maintaining efficient operations and operating control. We operate almost all of our properties, enabling us to better manage expenses, capital allocation and the decision-making processes. For the year ended December 31, 2004, our lease operating expense per Mcfe averaged $0.37 and general and administrative costs averaged $0.41 per Mcfe produced.

Focus on Natural Gas.   We have concentrated primarily on the development and production of natural gas reserves, and we have a strong belief in the favorable long-term fundamentals of natural gas.

Our Strengths

We believe that we have a variety of strengths that will help us achieve our business goals.

Drilling Inventory.   We believe we have assembled a large and attractive inventory of drilling opportunities. We have identified 177 future drilling locations of which 49 are in our proved reserve base, and we have leasehold interests in approximately 28,000 gross (approximately 26,000 net) undeveloped acres in our three core areas. Our inventory and our degree of operating control provide us with flexibility in project selection and the timing of our drilling projects. We intend to drill approximately 31 gross (24.9 net) wells in 2005 and approximately 38 gross (29.0 net) wells in 2006. For the six months ended June 30, 2005, we drilled ten wells, of which seven have been completed and three are awaiting completion. Currently, we have four rigs running.

Operating Control.   We operate almost all of our properties. By having operating control, we are able to more effectively control our expenses, capital allocation and the timing and method of exploitation and development of our properties. As of December 31, 2004, we operated 70 of our 74 gross wells and 99% of the net present value of our proved reserves.

Operations in Prolific Basins.   We believe that our operations are located in hydrocarbon-rich basins known for having long and well-established production histories. Our management team has substantial knowledge and expertise in the basins in which we operate. We intend to continue our growth in these areas through exploitation and developmental drilling and complementary acquisitions.

Experienced and Motivated Management Team.   Our management team has an average of over 24 years of experience in acquiring, developing and operating natural gas and oil properties. Our management owns approximately 10.6% of our common stock.

Experience with Advanced Technology.   Our management team has extensive experience and technical talent in developing unconventional natural gas reserves and drilling horizontal wells. We also have substantial experience in the application of various advanced completion techniques, procedures that are often necessary in order to profitably develop natural gas and oil reserves in unconventional reservoirs and in the more mature producing areas of the United States. We will utilize this competitive advantage to profitably develop long-lived natural gas reserves.

Our Natural Gas and Oil Reserves

The following table summarizes proved reserves for the dates shown, and was prepared according to the rules and regulations of the SEC.

	Stroud Oil Properties, Inc.			Stroud Energy, Inc. Pro Forma
	December 31,			December 31,
	2002	2003	2004	2004
Natural Gas (Bcf)
Developed	28.4	31.7	37.9	46.2
Undeveloped	33.4	42.9	49.9	65.1
Total	61.8	74.6	87.8	111.3
Oil (Mbbls)
Developed	784.3	536.6	380.5	380.5
Undeveloped	1,062.8	884.1	671.7	671.7
Total	1,847.1	1,420.7	1,052.2	1,052.2
Natural Gas Equivalent (Bcfe)
Developed	33.1	34.9	40.2	48.5
Undeveloped	39.8	48.2	53.9	69.1
Total	72.9	83.1	94.1	117.6
Pre-tax Present Value, discounted at 10% (PV-10) (in thousands)
Developed	$64,542	$96,587	$101,868	$116,994
Undeveloped	64,862	108,140	79,250	93,470
Total	$129,404	$204,727	$181,118	$210,464
Standardized Measure (in thousands)(1)	$129,404	$204,727	$181,118	$158,003

(1)          The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved natural gas and oil reserves discounted at 10% after giving effect to income taxes, and as calculated in accordance with SFAS 69. Our predecessor is a subchapter “S” corporation, and its subsidiaries are partnerships, all of which pass through their taxable income to their owners. Accordingly, no provision for federal or state corporate income taxes has been provided for in the determination of the standardized measure of discounted future net cash flows for the predecessor reserve information.

The reserve estimates presented as of December 31, 2002 and 2003 for Stroud Oil Properties, Inc. have been prepared by T.J. Smith & Company, Inc., an independent petroleum engineering firm. The reserve estimates presented as of December 31, 2004 for Stroud Oil Properties, Inc. have been prepared by Cawley, Gillespie & Associates, Inc., an independent petroleum engineering firm. The estimate of Stroud Energy, Inc.’s PV-10 and Standardized Measure is based upon its estimate of future development costs and the report on proved reserves as prepared by Cawley, Gillespie & Associates, Inc. as of December 31, 2004. The reserve estimates and PV-10 estimates for the Acquisition used to prepare the pro forma amounts have been prepared by DeGolyer and MacNaughton, an independent engineering firm. Estimates of natural gas and oil reserves are projections based on engineering data and are forward-looking in nature. These reports rely upon various assumptions, including assumptions required by the SEC, such as constant natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. These reports should not be construed as the current market value of our proved reserves. The process of estimating natural gas and oil reserves is also dependent on geological, engineering and economic data for each reservoir. Because of the uncertainties inherent in the interpretation of this data, we cannot assure you that the reserves will ultimately be realized. Our actual results could differ materially. See also Note 5 of the notes to our 2004 consolidated financial statements included in this prospectus for additional information regarding our natural gas and oil reserves, including the present value of future net revenues and the Standardized Measure.

There are numerous uncertainties inherent in estimating natural gas and oil reserves and their values, including many factors beyond the control of the producer. The reserve data set forth above represents estimates only. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, estimates of reserves are subject to revision based on the results of drilling, testing and production subsequent to the date of such estimates. Accordingly, reserve estimates are often different from the quantities of natural gas and oil reserves that are ultimately recovered.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is highly dependent upon the level of success in finding or acquiring additional reserves.

The pro forma PV-10 value and the standardized measure of discounted future net cash flows of our proved natural gas and oil reserves was determined based on the market prices for natural gas and oil on December 31, 2004. The average market price received for our natural gas production on December 31, 2004, after basis adjustments, was $5.34 per Mcf. The average market price for our oil production on December 31, 2004, after basis adjustments was $42.20 per Bbl.

Our Production, Prices and Expenses

The following table summarizes for the periods indicated, net production of natural gas and oil sold, the average sales price per unit of natural gas and oil and costs and expenses associated with our production of natural gas and oil:

	Stroud Oil Properties, Inc.					Stroud Energy, Inc. Pro Forma
	Year ended December 31,			Six Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,
	2002	2003	2004	2004	2005	2004	2005
	(In thousands, except production and per unit amounts)
Production:
Natural gas (MMcf)	3,741	7,319	8,306	4,447	3,043	9,443	3,673
Oil (Mbbl)	136	92	67	34	26	67	26
Total natural gas equivalents (MMcfe)	4,557	7,871	8,708	4,651	3,199	9,845	3,829
Average Sales Price(1)
Natural gas (per Mcf)	$3.19	$4.76	$5.26	$5.09	$5.70	$5.11	$5.46
Oil (per Bbl)	$24.28	$30.51	$40.31	$36.26	$49.54	$40.31	$49.54
Expense (per Mcfe):
Lease operating expense(2)(3)	$.41	$.25	$.25	$.26	$.33	$.31	$.36
Production and ad valorem taxes(3)	.13	.09	.12	.14	.20	.14	.22
General and administrative expense, net	.40	.31	.41	.33	.67	.36	.56
Depreciation, depletion and amortization	1.57	1.64	2.01	2.01	2.11	2.32	2.39

(1)           Excludes effect of commodity derivatives.

(2)           Excludes production and ad valorem taxes.

(3)           Lease operating expenses and production and ad valorem taxes are combined in the financial statements.

Acquisitions

We regularly pursue and evaluate acquisition opportunities (including opportunities to acquire gas and oil properties or related assets or entities owning gas and oil properties or related assets and opportunities to engage in mergers, consolidations or other business combinations with entities owning gas and oil properties or related assets) and at any given time may be in various stages of evaluating such opportunities. Such stages may take the form of internal financial and gas and oil property analysis, preliminary due diligence, the submission of an indication of interest, preliminary negotiations, negotiation of a letter of intent or negotiation of a definitive agreement. While we are currently evaluating a number of potential acquisition opportunities (some of which would be material in size), we have not signed a letter of intent with respect to any material acquisition and currently have no assurance of completing any particular material acquisition or of entering into negotiations with respect to any particular material acquisition.

Property Overview

The following table sets forth the pro forma estimated quantities of proved reserves attributable to our principal operating regions as of December 31, 2004.

	Estimated Proved Reserves(1)
	Natural Gas (Bcf)	Oil (Mbbls)	Total (Bcfe)	Percent of Reserves	PV-10 Value(2) (millions)
Central Gulf Coast (Austin Chalk)	72.8	976.8	78.7	66.9%	$162.8
Fort Worth Basin (Barnett Shale)	25.5	—	25.5	21.7%	32.3
East Texas	12.8	75.4	13.2	11.2%	14.7
Other	.2	—	.2	0.2%	0.7
Total	111.3	1,052.2	117.6	100.0%	$210.5

(1)          The pro forma estimates of proved reserves are based upon reserve reports prepared by Cawley, Gillespie & Associates, Inc. and DeGolyer and MacNaughton. Appendix B to this prospectus contains a letter prepared by Cawley, Gillespie & Associates, Inc. summarizing its reserve report. Appendix C to this prospectus contains a letter prepared by DeGolyer and MacNaughton summarizing its reserve report.

(2)          The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis, and was determined based on the market prices for natural gas and oil on December 31, 2004. The market price received for our natural gas production on December 31, 2004, after basis adjustments, was $5.34 per Mcf. Prices are held constant in accordance with SEC guidelines. The market price for our oil production on December 31, 2004, after basis adjustments, was $42.20 per Bbl.

Key Basins of Activity

We are currently pursuing an active development, exploitation and exploration strategy. Our properties are located primarily in Texas. Our significant properties are described by area in the following paragraphs.

Central Gulf Coast (Austin Chalk).   Our current production in the Giddings Field is from the Austin Chalk formation. At June 30, we had interests in 49 gross wells (42.2 net wells) in the Austin Chalk area. For the six months ended June 30, 2005, we had a total net production of approximately 15.4 MMcfe per day for the area. We operate 96% of our wells in the Giddings Field. We also currently own or control 43,876 gross acres (42,655 net acres) in the Giddings Field.

In the Giddings Field, we have been utilizing our horizontal drilling expertise in development opportunities in the Austin Chalk. The Austin Chalk is a fine-grained carbonate that has developed an extensive natural fracture system. In the 1970s and 1980s, exploitation of the Chalk with vertical wells proved difficult. The subsequent development of horizontal drilling technology in the early 1990s provided an effective method to encounter and drain hydrocarbons from the Chalk’s natural fracture system. Although the overall Chalk is up to 600 feet thick, the targeted productive zones are typically only 20 to 40 feet thick, thereby requiring precise geo-steering while drilling. For the past two years, we have focused our operations in Grimes County, where the objective Chalk zone lies 14,000 feet below the surface. The average horizontal reach of our wells is often in excess of 5,000 feet.

Fort Worth Basin (Barnett Shale).   Our current production in the Fort Worth Basin is from the Barnett Shale. At June 30, 2005, we had interests in 13 gross wells (12.1 net wells) in the Barnett Shale. For the six months ended June 30, 2005, we had a total net production of approximately 4.8 MMcfe per day for the area.

The Barnett Shale is a “tight” reservoir, meaning that in its natural state, the formation is resistant to the production of natural gas. However, recently completed vertical wells utilizing artificial fracture stimulation techniques have made the Barnett Shale a low-risk and profitable natural gas operation, making the Barnett Shale the largest natural gas field in Texas and one of the most important gas fields in the United States. Beginning in 2003, application of horizontal drilling techniques in the Barnett Shale has resulted in significant increases in productivity and estimated reserves. Such horizontal drilling techniques, coupled with continued advances in fracture stimulation technology, have expanded the boundaries of the Barnett play.

We also currently own or control 11,150 gross acres (10,275 net acres) in the trend. Recently, we have shifted our primary focus from the Giddings Field to the Barnett Shale, as well as East Texas, and we plan to exploit our management team’s horizontal drilling and completion expertise to develop assets in the Barnett Shale.

East Texas Basin.   Our properties in the East Texas Basin produce primarily from the Cotton Valley Sand formation, a depositional package of sands, silts and shales ranging from 1,200 to 1,500 feet thick and found from 8,000 to 10,000 feet below the surface. At June 30, 2005 we had interests in 13 gross wells (8.5 net wells) in East Texas. For the six months ended June 30, 2005, we had a total net production of approximately 0.9 MMcfe per day for the area. We also currently own or control over 6,860 gross acres (6,225 net acres) in the trend.

The sands of the Cotton Valley formation tend to contain multiple producing horizons and are typically low permeability sands that require fracture stimulation to achieve optimal producing rates. This type of fracture stimulation usually results in relatively high initial production rates that decline rapidly during the first year of production and subsequently stabilize at fairly low, more easily predictable annual decline rates. Much of our production in this area is from wells that are in the later, more stable stage of production, resulting in long-lived gas reserves.

Other.   At June 30, 2005, we had interests in 4 gross wells (1.1 net wells) in Creek County, Oklahoma. For the six months ended June 30, 2005, we had a total net production of approximately 50 Mcfe per day. Because of our focus in our core areas, we have no current plans to expand our present position in this area.

Our Drilling Activities

We intend to concentrate our drilling activity on development drilling and low-risk exploratory wells. The number and types of wells we drill will vary depending on the amount of funds we have available for drilling, the cost of each well, the size of the fractional working interests we acquire in each well and the estimated recoverable reserves attributable to each well.

The following table sets forth information with respect to wells drilled and completed by our predecessor during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic values. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return.

	Year ended December 31,						Six Months Ended
	2002		2003		2004		June 30, 2005
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Development Wells:
Producing
Gas	16	14.1	9	6.4	10	7.7	5	3.2
Oil	5	4.2	2	1.6	—	—	—	—
Dry	—	—	—	—	—	—	—	—
Subtotal	21	18.3	11	8.0	10	7.7	5	3.2
Exploratory Wells:
Producing
Gas	—	—	—	—	—	—	2	1.7
Oil	—	—	—	—	—	—	—	—
Dry	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	2	1.7
Total Wells:
Producing
Gas	16	14.1	9	6.4	10	7.7	7	4.9
Oil	5	4.2	2	1.6	—	—	—	—
Dry	—	—	—	—	—	—	—	—
Total	21	18.3	11	8.0	10	7.7	7	4.9

At June 30, 2005, our predecessor had two gross wells (1.8 net) that were in the process of being drilled and one well (0.9 net) that is in the process of being completed. In addition, there were three gross wells (2.3 net) awaiting completion that are part of the Acquisition.

Our Interest in Producing Wells

The following table quantifies at June 30, 2005 our productive wells (wells that are currently producing natural gas or oil or are capable of production), including temporarily shut-in wells. The number of total gross natural gas and oil wells excludes any multiple completions. Gross wells refers to the total number of physical wells that we hold any working interest in, regardless of our percentage interest. A net well is not a physical well, but is a concept that reflects the actual working interests we hold in all wells. We compute the number of net wells we own by totaling the percentage interests we hold in all our gross wells:

	Stroud Oil Properties, Inc.				Stroud Energy, Inc. Pro Forma
	Gas		Oil		Gas		Oil
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Texas
Central Gulf Coast (Austin Chalk)	34	30.6	15	11.6	34	30.6	15	11.6
Fort Worth Basin (Barnett Shale)	3	2.6	—	—	13	12.1	—	—
East Texas	13	8.5	—	—	13	8.5	—	—
Other	6	2.8			6	2.8	—	—
Total	56	44.5	15	11.6	66	54.0	15	11.6

We operate 77 of the 81 gross producing wells presented in the above table. As of June 30, 2005, our predecessor had no wells containing multiple completions.

Acreage

The following table sets forth our developed and undeveloped acreage held by us at June 30, 2005. Developed acreage is assigned to producing wells. Undeveloped acreage is acreage under lease, permit, contract or option that is not in the spacing unit for a producing well, including leasehold interests identified for exploitation drilling. We have excluded acreage in which our interest is limited to an overriding royalty interest.

	Stroud Oil Properties, Inc.				Stroud Energy, Inc. Pro Forma
	Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Texas
Central Gulf Coast (Austin Chalk)	27,645	27,358	16,231	15,297	27,645	27,358	16,231	15,297
Fort Worth Basin (Barnett Shale)	673	657	8,633	7,779	1,565	1,549	9,585	8,726
East Texas	4,694	4,619	2,166	1,606	4,694	4,619	2,166	1,606
Other	696	695	13,274	9,301	696	695	13,274	9,301
Total	33,708	33,329	40,304	33,983	34,600	34,221	41,256	34,930

Title to our natural gas and oil properties is subject to royalty, overriding royalty, carried and other similar interests and contractual arrangements customary in the oil and gas industry, liens incident to operating agreements and for current taxes not yet due and other minor encumbrances. Our natural gas and oil properties are pledged as collateral under our credit facility. As is customary in the oil and gas industry, we are generally able to retain our ownership interest in undeveloped acreage by production of existing wells, by drilling activity which establishes commercial reserves sufficient to maintain the lease or by payment of delay rentals.

Markets and Customers

The revenues generated by our operations are highly dependent upon the prices of, and demand for, natural gas and oil. The price we receive for our gas and oil production depends on numerous factors beyond our control, including seasonality, the condition of the United States economy, particularly in the manufacturing sector, political conditions in other natural gas and oil producing countries, the extent of domestic production and imports of natural gas and oil, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for natural gas and oil, the marketing of competitive fuels and the effects of state and federal regulation. The natural gas and oil industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

Substantially all of our natural gas production is sold either on the spot natural gas market under short-term contracts at prevailing spot market prices, or under short-term contracts based on current spot market prices. During the year ended December 31, 2004, Energy Transfer Company and Duke Energy Field Services were our most significant natural gas and oil purchasers, accounting for approximately 71% and 24%, respectively, of our total 2004 gas and oil sales. In addition, management makes recommendations on hedging a portion of our production that are approved by our board of directors before implementation. We enter into hedges for natural gas using NYMEX futures or over-the-counter derivative financial instruments with only certain well-capitalized counterparties which have been approved by our board of directors.

Regulation

General. Various aspects of our natural gas and oil operations are subject to extensive and continually changing regulation, as legislation affecting the natural gas and oil industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding upon the natural gas and oil industry and its individual members. The Federal Energy Regulatory Commission, or “FERC,” regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938, or “NGA,” and the Natural Gas Policy Act of 1978, or “NGPA.” In 1989, however, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining price and nonprice controls affecting wellhead sales of natural gas, effective January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, in the future Congress could reenact price controls or enact other legislation with detrimental impact on many aspects of our business.

Regulation of Production. The production of natural gas and oil is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum allowable rates of production from natural gas and oil wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of natural gas and oil that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the natural gas and oil industry are subject to the same regulatory requirements and restrictions that affect our operations.

Regulation of Transportation and Sale of Natural Gas. While natural gas pipelines generally are subject to regulation by the FERC, because “gathering” activities are exempt under the NGA and we perform primarily a gathering function, as opposed to the transmission of natural gas in interstate commerce, we believe that our pipeline operations are not subject to the FERC’s jurisdiction. However, we deliver a significant portion of the natural gas we transport to interstate pipelines subject to FERC regulation, and therefore our natural gas sales prices nevertheless continue to be affected by interstate and intrastate gas transportation regulation, because the prices we receive for our production are affected by the cost of transporting the gas to the consuming market.

Through a series of comprehensive rulemakings, beginning with Order No. 436 in 1985 and continuing through Order No. 636 in 1992 and Order No. 637 in 2000, the FERC has adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. These changes were intended by the FERC to foster competition by, among other things, transforming the role of interstate pipeline companies from wholesale marketers of gas to the primary role of gas transporters, and by increasing the transparency of pricing for pipeline services. The FERC has also developed rules governing the relationship of the pipelines with their marketing affiliates, and implemented standards relating to the use of electronic data exchange by the pipelines to make transportation information available on a timely basis and to enable transactions to occur on a purely electronic basis.

In light of these statutory and regulatory changes, most pipelines have divested their gas sales functions to marketing affiliates, which operate separately from the transporter and in direct competition with all other merchants, and most pipelines have also implemented the large-scale divestiture of their gas gathering facilities to affiliated or non-affiliated companies. Interstate pipelines thus now generally provide unbundled, open and nondiscriminatory transportation and transportation-related services to producers, gas marketing companies, local distribution companies, industrial end users and other customers seeking such services. Sellers and buyers of gas have gained direct access to the particular pipeline services they need, and are better able to conduct business with a larger number of counterparties. We believe these changes generally have improved our access to markets while, at the same time, substantially increasing competition in the natural gas marketplace.

Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The Texas Railroad Commission has been changing its regulations governing transportation and gathering services provided by intrastate pipelines and gatherers. While the changes by these state regulators affect us only indirectly, they are intended to further enhance competition in natural gas markets. We cannot predict what further action the FERC or state regulators will take on these matters; however, we do not believe that we will be affected differently than other natural gas producers with which we compete by any action taken.

Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC, Congress and state regulatory authorities will continue.

Environmental regulations. We are subject to stringent federal, state and local laws. These laws, among other things, govern the issuance of permits to conduct exploration, drilling and production operations, the amounts and types of materials that may be released into the environment, the discharge and disposition of waste materials, the remediation of contaminated sites and the reclamation and abandonment of wells, sites and facilities. Numerous governmental departments issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial civil and even criminal penalties for failure to comply. Some laws, rules and regulations relating to protection of the environment may often impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of such person. We also are subject to regulations governing the handling, transportation, storage and disposal of naturally occurring radioactive materials that can be produced during our operations, and the control of air emissions from our wells and facilities. Other laws, rules and regulations may restrict the rate of natural gas and oil production below the rate that would otherwise exist or even prohibit exploration and production activities in environmentally sensitive areas. In addition, state laws often require various forms of remedial action to prevent pollution, such as closure of inactive pits and plugging of abandoned wells. The regulatory burden on the natural gas and oil industry increases our cost of doing business and consequently affects our profitability. These costs are considered a normal, recurring cost of our on-going operations. Our domestic competitors are generally subject to the same laws and regulations.

We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect upon our capital expenditures, earnings or competitive position, including the suspension or cessation of operations in affected areas. Although we try to anticipate future regulatory requirements and plan accordingly, there can be no assurance that material costs and liabilities will not be incurred in the future.

We currently own or lease numerous properties that for many years have been used for the exploration and production of natural gas and oil. Although we believe that we have implemented appropriate operating and waste disposal practices, prior owners and operators of these properties may not have used similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties we own or lease or on or under locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment, storage and/or disposal of hydrocarbons and other wastes was not under our control. In some instances, we have agreed to indemnify the sellers of producing properties from whom we have acquired reserves against certain liabilities for environmental claims associated with the properties. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act (“RCRA”), and analogous state laws, including but not limited to the Texas Solid Waste Disposal Act (“TSWDA”), as well as state laws governing the management of natural gas and oil wastes, including but not limited to applicable provisions of the Texas Natural Resource Code. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination. We do not believe the costs to be incurred by us for compliance and remediating previously or currently owned or operated properties will be material, but we cannot guarantee such a result.

CERCLA imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that transported or arranged for the disposal of hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the cost of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the cost of certain health studies. TSWDA contains a similar liability scheme to CERCLA, and in some respects is broader in scope than CERCLA. For example, TSWDA imposes liability for releases of “solid waste,” which includes “hazardous substances.” In addition, companies that incur liability frequently also confront third party claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment from a polluted site. Although CERCLA currently exempts petroleum (including oil, natural gas and NGLs) from the definition of hazardous substance, some similar state statutes do not provide such an exemption. Moreover, we cannot assure you that the exemption will be preserved in any future amendments of CERCLA. Such amendments could have a significant impact on our costs or operations. Additionally, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA.

RCRA and comparable state and local programs, such as TSWDA, regulate the generation, transportation, storage, treatment and disposal of hazardous and nonhazarduos solid wastes and can require cleanup of hazardous waste and solid waste disposal sites. RCRA currently excludes drilling fluids, produced waters and other wastes associated with the exploration, development or production of natural gas and oil from regulation as “hazardous waste.” Disposal of such non-hazardous natural gas and oil exploration, development and production wastes usually is regulated by state law such as the Texas Natural Resource Code. Other wastes handled at exploration and production sites or used in the course of providing well services may not fall within this exclusion. Moreover, stricter standards for waste handling and disposal may be imposed on the natural gas and oil industry in the future. From time to time, legislation is proposed in Congress that would revoke or alter the current exclusion of exploration, development and production wastes from RCRA’s definition of “hazardous waste,” thereby potentially subjecting such wastes to more stringent handling, disposal and cleanup requirements. If such legislation were enacted, it could have a significant impact on our operating cost, as well as the natural gas and oil industry in general. The impact of future revisions to environmental laws and regulations cannot be predicted.

If in the course of our routine natural gas and oil operations, surface spills and leaks occur, including casing leaks of oil or other materials, we may incur penalties and costs for waste handling, remediation and third party actions for damages. Moreover, we are only able to directly control the operations of the wells that we operate. Notwithstanding our lack of control over wells owned by us but operated by others, the failure of the operator to comply with applicable environmental regulations may be attributable to us and may create legal liabilities for us.

Our operations are also subject to the Clean Air Act, or “CAA,” and comparable state and local requirements, including the Texas Clean Air Act. Amendments to the CAA were adopted in 1990 and contain provisions that have resulted in the gradual imposition of certain pollution control requirements with respect to air emissions from our operations. The EPA and states have developed and continue to develop regulations to implement these requirements. We may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. However, we believe our operations will not be materially adversely affected by any such requirements, and the requirements are not expected to be any more burdensome to us than to other similarly situated companies involved in natural gas and oil exploration and production activities. We further believe we are in substantial compliance with currently applicable federal and state air quality-related requirements.

The Federal Water Pollution Control Act of 1972, as amended, or the “Clean Water Act,” imposes restrictions and controls on the discharge of produced waters and other wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters and to conduct construction activities in waters and wetlands. Certain state regulations and the general permits issued under the federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the natural gas and oil industry into certain coastal and offshore waters, unless otherwise authorized. Further, the EPA has adopted regulations requiring certain natural gas and oil exploration and production facilities to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans. The Clean Water Act and comparable state statutes, including the Texas Water Code (“TWC”), provide for civil, criminal and administrative penalties for unauthorized discharges for oil and other pollutants and impose liability on parties responsible for those discharges for the cost of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution, including the TWC.

Under the federal Oil Pollution Act (“OPA”) and the Clean Water Act, a release of oil or hazardous substances from our properties or operations into or upon waters of the United States, adjoining shorelines and wetlands could result in our being held responsible for: (1) the costs of remediating the release; (2) administrative, civil or criminal fines or penalties; or (3) OPA-specified damages, such as loss of use, and natural resource damages. The extent of our liability could be extensive depending upon the circumstances of the release. Liability can be joint and several and without regard to fault. The State of Texas has enacted a state statute similar to OPA—the Oil Spill Prevention and Response Act of 1991 (OSPRA), which imposes liability for certain oil spills. The Clean Water Act also may impose permitting requirements for certain discharges of pollutants and require the development of Spill Prevention Control and Countermeasure Plans and Facility Response Plans to address potential discharges of oil into or upon waters of the United States and adjoining shorelines.

Certain flora and fauna that have officially been classified as “threatened” or “endangered” are protected by the Endangered Species Act (“ESA”) and analogous state laws. The ESA prohibits any activities that could “take” a protected plant or animal or reduce or degrade its habitat area. If endangered species are located in, or suspected to be located in an area we wish to develop, or if the area includes the habitat of a particular endangered or threatened species, the work could be prohibited or delayed and/or expensive mitigation might be required.

Other statutes which may apply to our operations include, but are not necessarily limited to, the National Environmental Policy Act, the Coastal Zone Management Act, the Emergency Planning and Community Right-to-Know Act, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act, the National Historic Preservation Act, the Federal Land Policy Management Act, and the Safe Drinking Water Act. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and may limit or prohibit construction, drilling and other activities on certain lands lying within wilderness or wetlands and other protected areas and impose substantial liabilities for pollution resulting from our operations. The permits required for our various operations are subject to revocation, modification and renewal by issuing authorities.

We maintain insurance against “sudden and accidental” occurrences, which may cover some, but not all, of the risks described above. Most significantly, the insurance we maintain will not cover the risks described above which occur over a sustained period of time. Further, there can be no assurance that such insurance will continue to be available to cover all such cost or that such insurance will be available at a cost that would justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our financial condition and results of operations.

We do not anticipate that we will be required in the near future to expend amounts that are material in relation to our revenues by reason of environmental laws and regulations, but since these laws and regulations change frequently and are subject to interpretation, we cannot predict the ultimate cost of compliance or the extent of liability risks. We cannot assure you that more stringent laws and regulations protecting the environment will not be adopted or that we will not otherwise incur material expenses in connection with environmental laws and regulations in the future.

In 2003, the DOT, through the RSPA, adopted new regulations for certain shippers of hazardous materials. These have both training and security planning requirements that may apply to our operations. We do not believe that the costs that will be incurred by us for compliance will be significant, but we cannot guarantee that result or predict the ultimate cost to us.

OSHA. We are subject to the requirements of the Occupational Safety and Health Act, referred to as OSHA, and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We believe that we are in substantial compliance with these requirements.

Competition

The oil and gas industry is highly competitive. Competitors include major oil companies, other independent energy companies and individual producers and operators, many of which have financial resources, personnel and facilities substantially greater than we have. We face intense competition for the acquisition of natural gas and oil leases and properties and for service providers. For a more thorough discussion of how competition could impact our ability to successfully complete our business strategy, see “Risk Factors—Risks Related to the Natural Gas and Oil Industry and Our Business—We operate in a highly competitive industry, and our failure to remain competitive with our competitors, many of which have greater resources than us, could adversely affect our results of operations.”

Office

Our executive offices are presently located at 210 West Sixth Street, Suite 500, Fort Worth, Texas 76102, and the telephone number at such office is (817) 882-8000. We intend to relocate our offices to 801 Cherry Street, Suite 3800, Fort Worth, Texas 76102 in December 2005 or January 2006.

Employees

As of June 30, 2005 we had 16 full-time employees and two part-time employees. We also utilize contract workers to supplement our field operations and administrative functions. We consider our employee and worker relations to be satisfactory.

Legal Proceedings

In 2001, our predecessor, Stroud Oil Properties, Inc., and its subsidiary Stroud Energy, Ltd. brought a legal action against a certain third party, which subsequently filed a counterclaim against Stroud Oil Properties, Inc. and Stroud Energy, Ltd. seeking monetary damages. In October 2004, the parties to the litigation reached a final settlement, and Stroud Oil Properties, Inc. and Stroud Energy, Ltd. agreed to pay the third party a cash amount equal to $6.0 million plus court costs of up to $75,000. The third party also filed a claim in the bankruptcy proceeding of Stroud Energy, Ltd.’s lender and its parent during this period, and the bankruptcy court allowed a claim of $1.2 million against these companies. To date, none of these entities have made a request to Stroud Oil Properties, Inc. or Stroud Energy, Ltd. for reimbursement or indemnity with respect to the claim allowed in the bankruptcy. We believe that there is no basis for such a claim, but there is no assurance that a claim will not be asserted. However, should such a claim be asserted, we would vigorously defend ourselves against such claim.

From time to time, we are party to litigation or other legal and administrative proceedings that we consider to be a part of the ordinary course of our business. Currently, we are not involved in any legal proceedings nor are we party to any pending or threatened claims that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on our financial condition, cash flow or results of operations.

MANAGEMENT

Board of Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of the prospectus. All directors serve staggered three-year terms and until their successors are elected and qualified. All executive officers hold office until their successors are elected and qualified.

Name	Age	Position
Patrick J. Noyes	51	Chairman of the Board of Directors, President and Chief Executive Officer
Stephen M. Clark	54	Vice President and Chief Financial Officer
G. Christopher Veeder	55	Senior Vice President of Geology and Geophysics
David B. Miller	55	Director
Christopher A. Wright	40	Director
Samuel J. Atkins	60	Director
Dan M. Krausse	79	Director
Philip S. Smith	69	Director

A brief biography of each person who serves as a director, executive officer or significant employee follows below.

Patrick J. Noyes. Mr. Noyes has served as Chairman of our Board of Directors and our President and Chief Executive Officer since our inception in July 2005, and served in those capacities with our predecessor since February 2003. From June 2002 to February 2003, Mr. Noyes was co-founder of American Energy Quest, L.P., a private company involved in efforts to form and finance the acquisition of certain producing oil and gas properties. Prior to that time he was employed by Mitchell Energy Company, L.P., subsequently acquired by Devon Energy Corporation, for over 22 years, serving as Vice President—Drilling and Services from 1999 to 2002. Mr. Noyes holds a B.S. in Mechanical Engineering from Rose-Hulman Institute of Technology, and is licensed by the state of Ohio as a professional engineer.

Stephen M. Clark. Mr. Clark has served as our Vice President and Chief Financial Officer since our inception in July 2005, and served in those capacities with our predecessor since January 2005. From October 2003 to January 2005, Mr. Clark served as Vice President Finance of CDX Gas, LLC, a privately held coal-bed methane and technology company. From 1998 to 2003, Mr. Clark was Vice President and Chief Financial Officer of Wagner Oil Company, a private domestic exploration and production company. Mr. Clark holds a B.S. in Biology and an M.S. in Accountancy from the University of Houston. He is a Certified Public Accountant and is a member of the Texas Society of CPAs and the American Institute of CPAs.

G. Christopher Veeder. Mr. Veeder has served as our Senior Vice President of Geology and Geophysics since our inception in July 2005, and served in that capacity with our predecessor since January 2005. From July 2002 to January 2005, Mr. Veeder served as an officer and co-founder of American EnergyQuest, L.P., a private company focused on developing opportunities in the Barnett Shale. Prior to joining American EnergyQuest, Mr. Veeder was employed by Mitchell Energy Company, L.P., where he served as Vice President from March 1996 to January 2002. Mr. Veeder holds a B.S. in Geology and an M.S. in Education from Purdue University and Indiana University, respectively, and is certified by the Texas Board of Professional Geoscientists and the American Association of Petroleum Geologists.

David B. Miller. Mr. Miller has served as a director since our inception in July 2005, and served in that capacity with our predecessor since January 2004. Mr. Miller is a Senior Managing Director and co-founder of EnCap Investments L.P., an investment manager and leading provider of private equity to the independent sector of the oil and gas industry, where he has been employed since 1988. Prior to the formation of EnCap in 1988, Mr. Miller co-founded and served as President and Managing General Partner of PMC Reserve Acquisition Company, a partnership with Pitts Energy Group. In 1981, he co-founded MAZE Exploration Inc., a Denver-based oil and gas company focused on the acquisition, exploration and development of oil and gas properties. He also served as Co-Chief Executive Officer of MAZE until 1986. Before forming MAZE, Mr. Miller was a Vice President in the Energy Department of Republic National Bank of Dallas from 1974 to 1980. Mr. Miller also serves on the board of directors of several EnCap portfolio companies, including Medicine Bow Energy Corp., Ovation Energy LP, Petrohawk Energy LLC, Cordillera Energy Partners II, LLC, Sawtooth Energy Partners, LLC and Protégé Energy LLC. Mr. Miller is a member of the National Petroleum Council, an advisory board to the Secretary of Energy, and also serves on the Advisory Board of the Maguire Energy Institute. Mr. Miller holds a B.B.A. and an M.B.A. from Southern Methodist University, and he currently sits on the Executive Board of the Edwin L. Cox School of Business at SMU.

Christopher A. Wright. Mr. Wright has served as a director since our inception in July 2005, and served in that capacity with our predecessor since July 2003. Mr. Wright has served as a Vice President of CARBO Ceramics Inc. since 2002, and President of Pinnacle Technologies, Inc., a subsidiary of CARBO Ceramics, since its founding in 1992. Mr. Wright holds a B.S. in Mechanical Engineering from Massachusetts Institute of Technology and has completed graduate studies in electrical engineering at the University of California, Berkeley and M.I.T.

Samuel J. Atkins. Mr. Atkins joined us as a director upon the completion of our recent private equity placement in September 2005. From 1970 to 1997, Mr. Atkins worked in the energy banking group at Republic National Bank (now Bank of America), serving as the head of energy lending beginning in 1988. At his retirement in 1997, he was in charge of the Energy & Communications Group for NationsBank (now Bank of America). Mr. Atkins holds a B.S. in Petroleum Engineering from the University of Oklahoma and an M.B.A. from Harvard University. Mr. Atkins previously served on the board of directors of each of Costilla Energy and NationsBank of Texas.

Dan M. Krausse. Mr. Krausse joined us as a director upon the completion of our recent private equity placement in September 2005. Mr. Krausse has served as the Chairman and President of each of Trinity Energy, L.P. and Chisholm Holdings, L.P. since 1997. Previously, Mr. Krausse served as Chairman of Axis Gas Corporation and Longhorn Partners Pipeline, L.P. from 1990 to 1997, Plains Resources, Inc. from 1987 to 2001 and Sunwestern Investment Group, which he co-founded, from 1982 to 1986. Mr. Krausse received a B.S. in Chemical Engineering from the University of Texas in 1947 and participated in the Advanced Management Program at Harvard Business School in 1960. Mr. Krausse was formerly a registered professional engineer. Mr. Krausse also serves as a director of the North Texas Chapter of the National Association of Corporate Directors.

Philip S. Smith. Mr. Smith joined us as a director upon the completion of our recent private equity placement in September 2005. Mr. Smith had previously joined Mitchell Energy & Development Corp. as Senior Vice President—Treasurer in 1980. At his retirement in 2002, when Mitchell Energy & Development Corp. was acquired by Devon Energy Corporation, he served as Corporate Senior Vice President, Chief Financial Officer and President—Administration and Financial Division. Prior to joining Mitchell, Mr. Smith was with Arthur Andersen & Co. from 1957 through 1979 (other than two years served in the U.S. armed services) and was an audit partner in charge of the firm’s oil and gas industry competence program. Mr. Smith received a B.S. degree in Accounting from Mississippi State University in 1957 and is a Certified Public Accountant in Texas. He is a member of the Texas Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Board of Directors; Committees of the Board

Our board of directors currently consists of six directors, Messrs. Noyes, Miller, Wright, Atkins, Krausse and Smith. Our certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2006, Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2007 and Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2008. Presently the Class I directors are Messrs. Wright and Smith, the Class II directors are Messrs. Miller and Atkins, and the Class III directors are Messrs Noyes and. Krausse. At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control. See “Description of Our Capital Stock—Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws—Classified Board.”

In addition, our bylaws provide that the authorized number of directors, which shall constitute the whole board of directors, may be changed by resolution duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the extent possible, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such increase. Vacancies and newly created directorships may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

The board of directors intends to establish three committees: the audit committee, the compensation committee and the nominating committee. Although we are not required to have separate compensation and nominating committees, we have determined that it is in the best interests of the Company to maintain independent compensation and nominating committees.

Messrs. Atkins, Krausse and Smith will serve on the audit committee of our board of directors. Each of Messrs. Atkins, Krausse and Smith is “independent” under the listing standards of National Association of Securities Dealers, Inc. and SEC rules. In addition, the board of directors has determined that Mr. Smith is an “audit committee financial expert,” as defined under the rules of the SEC. The audit committee will recommend to the board of directors the independent public accountants to audit our financial statements and will oversee the annual audit. The committee will also approve any other services provided by public accounting firms. The audit committee will provide assistance to the board of directors in fulfilling its oversight responsibility to the stockholders, the investment community and others relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of our internal audit function, as applicable. The committee will oversee our system of disclosure controls and procedures and system of internal controls regarding financial, accounting, legal compliance and ethics that management and the board of directors have established. In doing so, it will be the responsibility of the committee to maintain free and open communication between the committee and our independent auditors, the internal accounting function and management of the Company.

Messrs. Krausse and Miller will serve on the nominating committee of our board of directors, with Mr. Wright also serving upon confirmation that he satisfies the independence requirements imposed by the Nasdaq Marketplace Rules. This committee will nominate candidates to serve on our board of directors and approves director compensation. The committee will also be responsible for monitoring a process to assess board effectiveness, developing and implementing our corporate governance guidelines and in taking a leadership role in shaping the corporate governance of the Company.

Messrs. Atkins and Miller will serve on the compensation committee of our board of directors, and Mr. Wright will join the committee upon confirmation of his independence. The compensation committee will review the compensation and benefits of our executive officers, establish and review general policies related to our compensation and benefits and administers our Equity Participation Plan and Stock Incentive Plan. Under the compensation committee charter, the compensation committee will determine the compensation of our CEO.

Compensation of Directors

Our non-employee directors will receive directors’ fees of $15,000 per year. They will also receive $2,500 for participating in each in-person board meeting and $500 for participating in each meeting held via teleconference. In addition, the chair of the audit committee will receive an additional retainer of $10,000, and audit committee members, other than the chairman, will receive an additional retainer of $5,000 per year. Each of our non-employee directors, Messrs. Atkins, Krausse, Smith and Wright, and in the case of Mr. Miller, his designee, received shares of our common stock valued at $30,000 pursuant to our Stock Incentive Plan upon the closing of our private equity placement, based on the market price at the time of issuance of $16.00 per share. Also, each non-employee director will receive an option grant each year to purchase shares of our common stock. In addition, we will reimburse directors for expenses, including travel, they incur in connection with attending board or committee meetings. Further, we will purchase directors and officers’ liability insurance on behalf of our directors and officers. Non-employee directors will have the option to receive up to 100% of their cash directors’ fees paid in shares of our common stock issued at a price per share equal to the market price at the time of payment. Our executive officers will not receive additional compensation for serving on the board of directors. Each director will be fully indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law. We will also enter into indemnity agreements with each of our directors.

Indemnification

We maintain directors and officers’ liability insurance. Our certificate of incorporation and bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances, as described under “Description of Our Capital Stock—Liability and Indemnification of Officers and Directors.” We have entered into indemnity agreements with our directors and executive officers to provide our directors and executive officers with additional assurances in a manner consistent with Delaware law.

Compensation Committee Interlocks and Insider Participation

Presently, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Prior to the filing of the registration statement of which this prospectus is a part, the board of directors determined executive compensation.

Executive Compensation

We were incorporated in July 2005. Accordingly, we paid no compensation to our executive officers in 2002, 2003 and 2004, nor did we grant any options or stock appreciation rights to our executive officers in 2004. Furthermore, none of our executive officers held or exercised options in 2004. Our officers and employees may participate in employee benefit plans and arrangements sponsored by us, including plans which may be established by us or our affiliates in the future.

Employment Agreement and Other Arrangements

We intend to enter into an employment agreement with Patrick J. Noyes, our President, Chief Executive Officer and Chairman of the Board. Under the employment agreement, we will pay Mr. Noyes a base salary of at least $300,000, subject to annual adjustment at the discretion of the board of directors. Mr. Noyes will also receive a $500,000 bonus upon the effectiveness of the registration statement of which this prospectus is a part and discretionary annual bonuses up to $500,000. The employment agreement will also provide that in the event of a change of control of us or Mr. Noyes’ death or disability, awards under our long-term incentive plans will become fully vested and all restrictions and limitations applicable to the awards will lapse. Mr. Noyes will also be entitled to employee benefit plans that are generally available to our senior executives, including life insurance, disability insurance, and health plans.

If, before the first anniversary of the effectiveness of his employment agreement, Mr. Noyes’ employment is terminated by reason of his death or disability, by us without cause or by Mr. Noyes with good reason, Mr. Noyes will be entitled to receive a severance payment equal to two years’ salary in a lump sum reduced for each complete month on a pro rata basis such that on the first anniversary of the completion of our private equity placement, and thereafter, he would be entitled to one year’s base salary. He would also be entitled to accrued vacation and unreimbursed business expenses as of the termination date, and continued health-related benefits for eighteen months. In addition, if a payment under the agreement is determined to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, Mr. Noyes will be entitled to receive a gross-up payment or payments in an amount equal to the excise tax imposed and any additional taxes imposed on the gross-up payment.

Below is a table of specific compensation levels and equity grants for 2005 effective as of the completion of our recent private equity placement for our Chief Executive Officer and each of our two other most highly compensated executive officers.

	Annual Salary	Bonus		Restricted Stock Awards(1)	Stock Option Awards(2)
Patrick J. Noyes	$300,000	$1,000,000	(3)	314,668	300,000
Chief Executive Officer, President
Stephen M. Clark	$170,000	$200,000	(4)	78,667	60,000
Chief Financial Officer, Vice President
G. Christopher Veeder	$150,000	$150,000	(5)	59,000	60,000
Senior Vice President—Geology and Geophysics

(1)          These awards were granted upon the completion of our recent private equity placement under our Restricted Stock Plan, and are subject to forfeiture provisions which lapse as to one-third of the shares covered by the award each year beginning on the first anniversary of the date of grant.

(2)          These awards were granted upon the completion of our recent private equity placement under our 2005 Stock Incentive Plan, and vest one-third each year beginning on the first anniversary of the date of grant. The exercise price of these options is $16.00 per share, the price per share for which our common stock was sold in our recent private equity placement.

(3)          The amount reflected for Mr. Noyes includes $500,000 to be paid to him upon the effectiveness of the registration statement of which this prospectus is a part and a maximum discretionary bonus under the terms of his employment agreement of $500,000.

(4)          The amount reflected for Mr. Clark includes $100,000 paid to him upon the completion of our recent private equity placement, $50,000 to be paid to him upon the filing of the registration statement of which this prospectus is a part and an additional $50,000 to be paid to him upon the effectiveness of the registration statement of which this prospectus is a part.

(5)          The amount reflected for Mr. Veeder includes $75,000 paid to him upon the completion of our recent private equity placement, $25,000 to be paid to him upon the filing of the registration statement of which this prospectus is a part and an additional $50,000 to be paid to him upon the effectiveness of the registration statement of which this prospectus is a part.

Restricted Stock Plan

Our board of directors has approved and adopted the Stroud Energy, Inc. Restricted Stock Plan that allows for the grant of restricted stock to senior management and other employees of Stroud Energy, Inc. and its affiliates who are in a position to make a significant contribution to our success. The following is a summary of the plan.

Purposes. The plan allows for the grant of restricted stock to senior management and other employees of Stroud Energy, Inc. and its affiliates who are in a position to make a significant contribution to our success. The purposes of the plan are to attract and retain highly qualified individuals to perform services for us and our affiliates and to further align the interests of our stockholders with senior management and other employees. The plan will provide an essential component of the total compensation package, reflecting the importance that we place on aligning the interests of employees with those of our stockholders.

Administration.   The plan provides for administration by the Compensation Committee or another committee of the board of directors. After our registration statement becomes effective, each member of the committee must (i) meet independence requirements of The Nasdaq National Market or any other exchange or association on which the common stock is listed or quoted; (ii) be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, (iii) be an “outside director” under Section 162(m) of the Code, and (iv) satisfy the independence criteria under any other applicable laws or regulations relating to the issuance of shares of common stock to employees. Among the powers granted to the committee are the authority to operate, interpret and administer the plan; determine eligibility for and the amount and nature of awards; establish rules and regulations for the plan’s operation; accelerate the vesting or payment of an award if the acceleration is in our best interest; require participants to hold a stated number or percentage of shares acquired pursuant to an award for a stated period of time; and establish other terms and conditions of awards made under the plan. The committee also has authority with respect to all matters relating to the discharge of its responsibilities and the exercise of its authority under the plan. The plan provides for indemnification of committee members for personal liability incurred related to any action, interpretation or determination made in good faith with respect to the plan and awards made under the plan.

Eligibility.   Senior management and other employees of Stroud Energy, Inc. and our affiliates who, in the opinion of the committee, are in a position to make a significant contribution to our success are eligible to participate in the plan. The committee determines the size of award and sets the terms, conditions, restrictions and limitations applicable to the award within the confines of the plan’s terms.

Available Shares.   The number of shares available for grant under the plan is 801,861 shares of common stock plus any shares of common stock that become available under the plan due to cancellation, forfeiture or termination, plus any shares of common stock that are used to pay withholding taxes upon vesting or payment of an award. The number of shares available for award under the plan is subject to adjustment for certain corporate changes in accordance with the provisions of the plan. Shares of common stock issued pursuant to the plan may be shares of original issuance or treasury shares or a combination of those shares.

The maximum number of shares of common stock that may be granted under awards to employees who are executive officers or other members of senior management is 735,861. The maximum number of shares of common stock that may be granted under awards to other employees is 66,000. These limitations are subject to adjustment for certain corporate changes in accordance with the provisions of the plan.

Replacement of SEM Class B Restricted Units.   In connection with the transactions contemplated in the Combination Agreement, 575,253 shares of common stock were issued in exchange for the Class B Partnership Interests in Stroud Energy Management, Ltd. that were previously issued to senior management and other employees of Stroud Oil Properties, Inc.

Restricted Stock.   Restricted stock is common stock that must be returned to us if certain conditions are not satisfied. The committee will determine the restriction period and may impose other terms, conditions and restrictions on restricted stock, including conditions related to achievement of performance goals and restrictions under applicable securities laws. The committee also may require the participant to pay for restricted stock. Unless otherwise provided in an award agreement related to restricted stock, a participant holding restricted stock will have the right to receive dividends on the shares of restricted stock during the restriction period, vote the restricted stock and enjoy all other stockholder rights related to the shares of common stock. Upon expiration of the restriction period, the participant is entitled to receive shares of common stock not subject to restriction.

An award of restricted stock may be designed to comply with the Code Section 162(m) performance-based compensation requirements. After our registration statement becomes effective, Section 162(m) of the Code will limit our income tax deduction for compensation paid to each of the Chief Executive Officer and the four other highest paid officers to $1 million each year. There is an exception to the $1 million deduction limitation for performance-based compensation. To the extent that awards are intended to qualify as “performance-based compensation” under Section 162(m), the committee will determine the performance criteria and level of achievement versus performance criteria that will determine the number of shares of common stock to be granted, issued, retained and/or vested. The maximum number of shares of common stock that may be awarded to any participant in any calendar year as performance-based compensation is 100,000 shares. If an award provides for a performance period longer than one calendar year, the limit will be multiplied by the number of full calendar years in the performance period.

The performance criteria will be established in writing by the committee not later than 90 days after the commencement of the performance period, based on one or more, or any combination, of the performance criteria listed below. The performance measure(s) to be used for purposes of performance awards may be described in terms of objectives that are related to the individual participant or objectives that are company-wide or related to a subsidiary, division, department, region, function or business unit in which the participant is employed, and may consist of one or more or any combination of the following criteria:

• Earnings or earnings per share (whether on a pre-tax, after-tax, operational or other basis)	• Accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions
• Return on equity	• One or more operating ratios
• Return on assets or net assets	• Stock price
• Revenues	• Total stockholder return
• Income or operating income	• Market share
• Expenses or expense levels	• Cash flow
• Return on capital or invested capital or other related financial measures	• Net borrowing, debt leverage levels, credit quality or debt ratings
• Capital expenditures	• Net asset value per share
• Economic value added	• Profit margin
• Individual business objectives	• Operating profit
• Growth in production	• Added reserves

The committee may reduce, but not increase, the amount payable and the number of shares to be granted, issued, retained or vested pursuant to an award intended to satisfy the performance-based compensation exception. Prior to payment of compensation under an award intended to comply with the exception, the committee will certify the extent to which the performance goals and other criteria are achieved.

New Plan Benefits.   Other than the 575,253 shares of common stock in exchange for the Class B Partnership Interests in Stroud Energy Management, Ltd. that were previously issued to senior management and the 66,000 shares of common stock issued to our other employees upon completion of the Combination, the number of awards that will be received by or allocated to our executive officers, non-employee directors, employees and other service providers under the plan is undeterminable at this time, but will be no more than 160,608 shares.

Change of Control.   Unless an award agreement provides otherwise, in the event of a change of control of Stroud Energy, Inc. (which may include, among others, our dissolution or liquidation, certain reorganizations, mergers or consolidations, the sale of all or substantially all our and our affiliates’ assets, but excludes the Combination, a private placement of the common stock or the initial public offering of the common stock), immediately prior to the change of control, awards will become fully vested, all restrictions and limitations will lapse and all performance criteria or other conditions related to the award will be deemed to be fulfilled to the maximum extent possible.

Withholding Taxes.   All applicable withholding taxes will be deducted from any payment made under the plan, withheld from other compensation payable to the participant, or be required to be paid by the participant prior to the making of any payment under the plan. Payment of withholding taxes may be made by withholding shares of common stock from any payment of common stock due or by the delivery by the participant to us of previously acquired shares of common stock, in either case having an aggregate fair market value equal to the amount of the required withholding taxes. No shares of common stock will be issued pursuant to any award made under the plan until the applicable tax withholding obligations have been satisfied.

Transferability.   No award may be sold, transferred, pledged, exchanged, or disposed of, except by will or the laws of descent and distribution. Incident to a participant’s divorce, the committee may agree, in its sole and absolute discretion, to observe the terms of a domestic relations order regarding all or a part of one or more of the participant’s awards.

Amendment.   Our board of directors may suspend, terminate, amend or modify the plan, but may not without the approval of the holders of a majority of the shares of our common stock make any alteration or amendment that operates (i) to increase the total number of shares of common stock that may be issued under the plan (other than adjustments in connection with certain corporate reorganizations and other events), (ii) to change the designation or class of persons eligible to receive awards under the plan or (iii) to effect any change for which stockholder approval is required by or necessary to comply with applicable law or the listing requirements of The Nasdaq National Market or any other exchange or association on which the common stock is then listed or quoted. Upon termination of the plan, the terms and provisions thereof will continue to apply to awards granted before termination. No suspension, termination, amendment or modification of the plan will adversely affect in any material way any award previously granted under the plan, without the consent of the participant.

Effectiveness.   The plan will become effective on the date of approval of the plan by holders of at least a majority of shares of our common stock. Unless terminated earlier, the plan will terminate on the day before the tenth anniversary of the effective date.

2005 Stock Incentive Plan

Our board of directors has approved and adopted the Stroud Energy, Inc. 2005 Stock Incentive Plan that allows for the grant of stock options, stock awards, restricted stock, restricted stock units, stock appreciation rights, performance awards and other incentive awards to employees, directors and other service providers of Stroud Energy, Inc. and its affiliates who are in a position to make a significant contribution to our success. The plan is an amendment and restatement of the Stroud Oil Properties, Inc. 2001 Stock Incentive Plan that was assumed by us in connection with the Combination. The following is a summary of our amended and restated plan.

Purposes.   The purposes of the plan are to attract and retain highly qualified individuals to perform services for us and our affiliates and to further align the interests of our service providers with our stockholders. The plan will provide an essential component of the total compensation package, reflecting the importance that we place on aligning the interests of our service providers with those of our stockholders.

Administration.   The plan provides for administration by the Compensation Committee or another committee of the board of directors. After our registration statement of which this prospectus is a part becomes effective, each member of the committee must (i) meet independence requirements of The Nasdaq National Market or any other exchange or association on which the common stock is listed or quoted; (ii) be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, (iii) be an “outside director” under Section 162(m) of the Code, and (iv) satisfy the independence criteria under any other applicable laws or regulations relating to the issuance of shares of common stock to employees and other service providers. With respect to awards granted to non-employee directors, the committee is the board of directors. Among the powers granted to the committee are the authority to operate, interpret and administer the plan; determine eligibility for and the amount and nature of awards; establish rules and regulations for the plan’s operation; accelerate the exercise, vesting or payment of an award if the acceleration is in our best interest; require participants to hold a stated number or percentage of shares acquired pursuant to an award for a stated period of time; and establish other terms and conditions of awards made under the plan. The committee also has authority with respect to all matters relating to the discharge of its responsibilities and the exercise of its authority under the plan. The plan provides for indemnification of committee members for personal liability incurred related to any action, interpretation, or determination made in good faith with respect to the plan and awards made under the plan.

Eligibility.   Employees, non-employee directors and other service providers of Stroud Energy, Inc. and our affiliates who, in the opinion of the committee, are in a position to make a significant contribution to our success are eligible to participate in the plan. The committee determines the type and size of award and sets the terms, conditions, restrictions and limitations applicable to the award within the confines of the plan’s terms.

Available Shares.   The maximum number of shares available for grant under the plan is 1,500,000 shares of common stock, plus any shares of common stock that become available due to cancellation, forfeiture or termination, plus any shares of common stock that are used to pay withholding taxes upon vesting or payment of an award. The number of shares available for award under the plan is subject to adjustment for certain corporate changes in accordance with the provisions of the plan. Shares of common stock issued pursuant to the plan may be shares of original issuance or treasury shares or a combination of those shares.

The maximum number of shares of common stock available for grant of awards under the plan to any one participant during a calendar year is 750,000. The maximum number of shares of common stock that may be granted as nonqualified stock options and stock appreciation rights to any one participant during a calendar year is 500,000. The maximum number of shares of common stock that may be granted as incentive stock options under the plan is 1,500,000. These limitations are subject to adjustment for certain corporate changes in accordance with the provisions of the plan.

Stock Options.   The plan provides for the grant of incentive stock options intended to meet the requirements of Section 422 of the Code and nonqualified stock options that are not intended to meet those requirements. Incentive stock options may be granted only to our employees and employees of our affiliates. All options will be subject to terms, conditions, restrictions and limitations established by the committee, as long as they are consistent with the terms of the plan.

The committee will determine when an option will vest and become exercisable. No option will be exercisable more than ten years after the date of grant (or, in the case of an incentive stock option granted to a 10% stockholder, five years after the date of grant). Unless otherwise provided in the option award agreement, options terminate within a certain period of time following a participant’s termination of employment or service for any reason other than cause (12 months) or for cause (30 days).

Generally, the exercise price of an option granted under the plan may not be less than the fair market value of the common stock on the date of grant. However, the exercise price may be less if the option is granted in connection with a transaction. Incentive stock options must be granted at 100% of fair market value (or, in the case of an incentive stock option granted to a 10% stockholder, 110% of fair market value).

The exercise price of a stock option may be paid (i) in cash, (ii) in the discretion of the committee, with previously acquired nonforfeitable, unrestricted shares of common stock that have been held for six months and that have an aggregate fair market value at the time of exercise equal to the total exercise price, or (iii) a combination of those shares and cash. In addition, in the discretion of the committee, the exercise price may be paid by delivery to us or our designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the shares of common stock with respect to which the option is exercised and deliver the sale or margin loan proceeds directly to us to pay the exercise price and any required withholding taxes.

Stock Appreciation Rights or SARs.   A stock appreciation right or SAR entitles the participant to receive an amount in cash and/or shares of common stock, as determined by the committee, equal to the amount by which our common stock appreciates in value after the date of the award. The committee will determine when the SAR will vest and become exercisable. Generally, the exercise price of a SAR will not be less than the fair market value of the common stock on the date of grant. However, the exercise price may be less if the stock is granted in connection with a transaction. No SAR will be exercisable later than seven years after the date of the grant. The committee will set other terms, conditions, restrictions and limitations on SARs, including rules as to exercisability after termination of employment or service.

Stock Awards.   Stock awards are shares of common stock awarded to participants that are subject to no restrictions. Stock awards may be issued for cash consideration or for no cash consideration.

Restricted Stock and Restricted Stock Units (RSUs).   Restricted stock is common stock that must be returned to us if certain conditions are not satisfied. The committee will determine the restriction period and may impose other terms, conditions and restrictions on restricted stock, including conditions relating to achievement of performance goals pursuant to a performance award and restrictions under applicable securities laws. The committee also may require the participant to pay for restricted stock. Unless otherwise provided in an award agreement related to restricted stock, a participant holding restricted stock will have the right to receive dividends on the shares of restricted stock during the restriction period, vote the restricted stock and enjoy all other stockholder rights related to the shares of common stock. Upon expiration of the restriction period, the participant is entitled to receive shares of common stock not subject to restriction.

Restricted stock units (or RSUs) are fictional shares of common stock. The committee will determine the restriction period and may impose other terms, conditions and restrictions on RSUs. Upon the lapse of restrictions, the participant is entitled to receive one share of common stock or an amount of cash equal to the fair market value of one share of common stock as provided in the award agreement. An award of restricted stock units may include the grant of a tandem cash dividend right or dividend unit right. A cash dividend right is a contingent right to receive an amount in cash equal to the cash distributions made with respect to a share of common stock during the period the RSU is outstanding. A dividend unit right is a contingent right to have additional RSUs credited to the participant equal to the number of shares of common stock (at fair market value) that may be purchased with the cash dividends. RSUs will be designed to avoid negative tax consequences to the participant under Section 409A of the Code.

Performance Awards.   A performance award is an award payable in cash or common stock (or a combination thereof) upon the achievement of certain performance goals over a performance period. Performance awards may be combined with other awards to impose performance criteria as part of the terms of the other awards. For each performance award, the committee will determine (i) the amount a participant may earn in the form of cash or shares of common stock or a formula for determining the amount payable to the participant, (ii) the performance criteria and level of achievement versus performance criteria that will determine the amount payable or number of shares of common stock to be granted, issued, retained and/or vested, (iii) the performance period over which performance is to be measured, which may not be shorter than one year, (iv) the timing of any payments to be made, (v) restrictions on the transferability of the award and (vi) other terms and conditions that are not inconsistent with the plan.

The maximum amount that may be paid in cash pursuant to a performance award each calendar year to any one participant is $1,000,000. If an award provides for a performance period longer than one calendar year, the limit will be multiplied by the number of full calendar years in the performance period. The performance measure(s) to be used for purposes of performance awards may be described in terms of objectives that are related to the individual participant or objectives that are company-wide or related to a subsidiary, division, department, region, function or business unit of Stroud Energy, Inc. in which the participant is employed, and may consist of one or more or any combination of the following criteria:

• Earnings or earnings per share (whether on a pre-tax, after-tax, operational or other basis)	• Accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions
• Return on equity	• One or more operating ratios
• Return on assets or net assets	• Stock price
• Revenues	• Total stockholder return
• Income or operating income	• Market share
• Expenses or expense levels	• Cash flow
• Return on capital or invested capital or other related financial measures	• Net borrowing, debt leverage levels, credit quality or debt ratings
• Capital expenditures	• Net asset value per share
• Economic value added	• Profit margin
• Individual business objectives	• Operating profit
• Growth in production	• Added reserves

After our registration statement of which this prospectus is a part becomes effective, Section 162(m) of the Code will limit our income tax deduction for compensation paid to each of the Chief Executive Officer and the four other highest paid officers to $1 million each year. There is an exception to the $1 million deduction limitation for performance-based compensation. Performance awards may be designed to comply with the Code Section 162(m) performance-based compensation requirements. To the extent that awards are intended to qualify as “performance-based compensation” under Section 162(m), the performance criteria will be established in writing by the committee not later than 90 days after the commencement of the performance period, based on one or more, or any combination, of the performance criteria listed above. The committee may reduce, but not increase, the amount payable and the number of shares to be granted, issued, retained or vested pursuant to a performance award intended to satisfy the performance-based exception. Prior to payment of compensation under a performance award intended to comply with the exception, the committee will certify the extent to which the performance goals and other criteria are achieved.

Other Incentive Awards.   The committee may grant other incentive awards under the plan based upon, payable in or otherwise related to, shares of common stock if the committee determines that the other incentive awards are consistent with the purposes of the plan. Other incentive awards will be subject to any terms, conditions, restrictions or limitations established by the committee. Payment of other incentive awards will be made at the times and in the forms, which may be cash, shares of common stock or other property, established by the committee.

New Plan Benefits.   Options to purchase 735,233 shares of our common stock were granted to certain members of our senior management and employees and 9,375 shares of common stock were issued to certain non-employee directors or, in the case of Mr. Miller, his designee, following the completion of our private equity placement. The number of additional awards that will be received by or allocated to our executive officers, non-employee directors, employees and other service providers under the plan is undeterminable at this time.

Change of Control.   Unless an award agreement provides otherwise or the committee determines otherwise at the time of grant, in the event of a change of control of Stroud Energy, Inc. (which may include, among others, our dissolution or liquidation, certain reorganizations, mergers or consolidations, the sale of all or substantially all our and our affiliates’ assets, but excludes the Combination, a private placement of the common stock or the initial public offering of the common stock), participants will be required to surrender any award other than an award of restricted stock in exchange for (i) with respect to each share of common stock subject to a stock option or SAR, payment of cash in the amount of the excess of the value of consideration received for each share of common stock by holders of common stock in connection with the change of control (which is the “change of control consideration”) over the exercise price or grant price, (ii) with respect to each share of common stock subject to an award of restricted stock units, any tandem cash dividend rights or dividend unit rights, or other incentive awards, a payment of cash in the amount equivalent to the value of the cash dividend right or dividend unit right plus the value of the change of control consideration, assuming all restrictions have lapsed, and (iii) with respect to a performance award, a payment of cash in the amount equivalent to the value of the award. Cash payments made upon a change of control will be made no later than the date the change of control occurs unless the change of control does not constitute a change of control or change in control under Section 409A of the Code. In this case, the cash payment will be delayed until payment may be made without resulting in negative tax consequences to participant under Section 409A of the Code. In addition, with respect to awards of restricted stock, immediately prior to the change of control, awards will become fully vested, all restrictions and limitations will lapse, and all performance criteria or other conditions related to the award will be deemed to be fulfilled to the maximum extent possible.

Withholding Taxes.   All applicable withholding taxes will be deducted from any payment made under the plan, withheld from other compensation payable to the participant, or be required to be paid by the participant prior to the making of any payment of cash or common stock under the plan. Payment of withholding taxes may be made by withholding shares of common stock from any payment of common stock due or by the delivery by the participant to us of previously acquired shares of common stock, in either case having an aggregate fair market value equal to the amount of the required withholding taxes. No payment will be made and no shares of common stock will be issued pursuant to any award made under the plan until the applicable tax withholding obligations have been satisfied.

Transferability.   No award may be sold, transferred, pledged, exchanged, or disposed of, except by will or the laws of descent and distribution. However, if provided in the award agreement, an award of nonqualified stock options may be transferred by a participant to a permitted transferee. Incident to a participant’s divorce, the committee may agree, in its sole and absolute discretion, to observe the terms of a domestic relations order regarding all or a part of one or more of the participant’s awards.

Amendment.   Our board of directors may suspend, terminate, amend or modify the plan, but may not without the approval of the holders of a majority of the shares of our common stock make any alteration or amendment that operates (i) to increase the total number of shares of common stock that may be issued under the plan (other than adjustments in connection with certain corporate reorganizations and other events), (ii) to change the designation or class of persons eligible to receive awards under the plan or (iii) to effect any change for which stockholder approval is required by or necessary to comply with applicable law or the listing requirements of The Nasdaq National Market or any other exchange or association on which the common stock is then listed or quoted. Upon termination of the plan, the terms and provisions thereof will continue to apply to awards granted before termination. No suspension, termination, amendment or modification of the plan will adversely affect in any material way any award previously granted under the plan, without the consent of the participant.

Effectiveness.   The plan will become effective on the date of approval of the plan by holders of at least a majority of shares of our common stock. Unless terminated earlier, the plan will terminate on the day before the tenth anniversary of the effective date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Combination

We and other parties entered into the various documents and agreements that effected the Combination, whereby we acquired all of the equity of Stroud Oil Properties, Inc. and its subsidiaries Stroud Energy Management, Ltd. and Stroud Energy, Ltd. These agreements were not the result of arm’s length negotiations, and they, or any of the transactions that they provided for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions were paid from the net proceeds of our recent private equity placement.

In connection with the Combination, approximately $27.3 million of the proceeds received by us in our recent private equity placement were used by one of our subsidiaries to purchase mandatorily redeemable preferred partnership units in our operating subsidiary, Stroud Energy, Ltd., owned by EnCap Energy Capital Fund IV, L.P. and EnCap IV-B Acquisitions, L.P., and approximately $0.5 million of the proceeds to pay accrued interest thereon. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting and Financial Consequences of the Acquisition, the Combination and Our Recent Private Equity Placement.”

Registration Rights

In connection with the Combination, we entered into a registration rights agreement with our existing pre-private equity placement stockholders who acquired shares of our common stock in the Combination. According to the terms of the registration rights agreement, these stockholders are entitled to demand registration rights for 5,180,058 shares of our common stock, representing the aggregate number of shares issued to them in the Combination less those shares sold in our recent private equity placement, and any shares acquired by such persons under benefit plans maintained by us or our affiliates. In order to exercise their demand for registration, stockholders, individually or as a group, who were issued at least 15% of the aggregate shares of our common stock in the Combination must deliver a written request to us. Until we become eligible to use Form S-3 for a registration of shares of our common stock, these stockholders may exercise demand rights for two separate registrations. After we become eligible to use Form S-3 for a registration of shares of our common stock, these stockholders may exercise demand rights for five separate registrations, less the number of registrations that were effected prior to such date as a result of the exercise of such demand rights. If our board of directors determines that it would be in our best interests, we may delay any demand registration for a period not to exceed 90 days. We are not required to effect more than one demand registration requested by the stockholders in any six-month period. In addition, these stockholders may participate in any public offering by us of our common stock, other than an offering under a registration statement on Form S-4 or Form S-8 or any other forms not available for registering capital stock for the sale to the public, subject to marketing considerations as determined by our managing underwriter for that offering and a market stand-off in favor of Raymond James continuing until 180 days after the effective date of the resale registration statement to be filed by us on behalf of the purchasers in our private equity placement. We will pay all expenses in connection with any registration under this agreement, except for transfer taxes, stockholders’ attorneys’ fees and fees and commissions of brokers, dealers and underwriters.

The demand registration rights described above begin six months from the effective date of the registration statement of which this prospectus is a part and terminate ten years from the date of the closing of the Combination. The “piggyback” registration rights described above began upon the closing of the Combination and terminate ten years thereafter. The registration rights agreement was approved by our board of directors, all of the members of which may be deemed to beneficially own or control shares of our common stock.

Related Party Indebtedness

From time to time, certain members of management and significant equity holders of our predecessor, Stroud Oil Properties, Inc., and its subsidiary, Stroud Energy, Ltd., have extended loans to Stroud Oil Properties, Inc. and Stroud Energy, Ltd. as needed for general operating purposes. Specifically, our predecessor incurred the following related party indebtedness:

•        Bruce F. Braden, a former director and beneficial owner of more than 5% of the outstanding common stock of our predecessor and a limited partner of our operating partnership, Stroud Energy, Ltd., loaned $225,000 in 2002; and approximately $207,000 in 2003;

•        Christopher A. Wright, one of our current directors and a former director and beneficial owner of more than 5% of the outstanding common stock of our predecessor, loaned approximately $71,000 to our predecessor in 2003;

•        Robert S. Colman, a former director and beneficial owner of more than 5% of the outstanding common stock of our predecessor and currently the beneficial owner of more than 5% of our outstanding common stock, through the Robert S. Colman Revocable Trust, loaned our predecessor approximately $71,000 in 2003; and

•        Daniel I. Kemper, formerly the beneficial owner of more than 5% of the outstanding common stock of our predecessor, loaned approximately $51,000 to our predecessor in 2003.

The promissory notes evidencing these loans and related interest were all paid in full in January 2004.

On January 12, 2004, our predecessor, Stroud Oil Properties, Inc., loaned approximately $6,500 to Patrick J. Noyes, our Chairman, President and Chief Executive Officer. This note has an interest rate of 5.01% per annum and matures on January 12, 2014. The loan was made to finance Mr. Noyes’ purchase of limited partnership interests in Stroud Energy Management, Ltd. The total principal and interest owed under this note as of June 30, 2005 was approximately $6,750. In connection with the Combination, Mr. Noyes repaid this loan in full at the time of the Combination.

Indemnification by Shareholders; Related Stock Purchases; and Personal Guarantees

In January 2004, Bruce F. Braden, Christopher A. Wright, the Robert S. Colman Revocable Trust and Daniel I. Kemper, all shareholders of our predecessor, Stroud Oil Properties, Inc., entered into an agreement with our predecessor pursuant to which, among other things, those shareholders agreed to indemnify our predecessor and its subsidiary, Stroud Energy, Ltd., for costs incurred in excess of $2.0 million in connection with certain litigation. In full satisfaction of the indemnity obligations under this agreement, these investors and a new investor collectively purchased 230,000 shares of Stroud Oil Properties, Inc. common stock at $20 per share, for an aggregate purchase price of $4.6 million, with Messrs. Braden and Kemper and the Robert S. Colman Revocable Trust acquiring 97,500, 10,000 and 47,500, respectively, of those shares. Our predecessor used these proceeds, as well as $1.5 million from Stroud Energy, Ltd., to pay the settlement owed in the litigation.

In 2003, Messrs. Braden, Kemper and Wright and the Robert S. Colman Revocable Trust provided personal guarantees of limited amounts totaling $8.0 million of indebtedness of our operating subsidiary, Stroud Energy, Ltd., to our current lender and one of our prior lenders. Each guarantor secured his or its guaranty with a pledge of certain assets. The limited guarantees were released in January 2004.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under specific circumstances and subject to specific limitations. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the full extent permitted by the Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

We will enter into indemnity agreements with our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law, as well as certain additional procedural protections. The indemnity agreements will provide that directors will be indemnified to the fullest extent not prohibited by law against all expenses (including attorney’s fees) and settlement amounts paid or incurred by them in any action or proceeding as our directors or executive officers, including any action on account of their services as executive officers or directors of any other company or enterprise when they are serving in such capacities at our request, and including any action by us or in our right. In addition, the indemnity agreements will provide for reimbursement of expenses incurred in conjunction with being a witness in any proceeding to which the indemnitee is not a party. We will be required to pay in advance of a final disposition of a proceeding or claim the expenses incurred by the indemnitee no later than 10 days after our receipt of an undertaking by or on behalf of the indemnitee, to repay the amount of the expenses to the extent that it is ultimately determined that the indemnitee is not entitled to be indemnified by us. The indemnity agreements will also provide the indemnitee with remedies in the event that we do not fulfill our obligations under the indemnity agreements.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for that limitation of liability.

We intend to maintain policies of insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against specific expenses in connection with the defense of, and specific liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock, by (i) each person who is known by us to own beneficially 5% or more of our common stock, (ii) each of the named executive officers, (iii) each of our directors and (iv) the named executive officers and our directors as a group. Except as otherwise indicated, each of the stockholders has sole voting and dispositive power with respect to the shares shown to be owned by such stockholder.

Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options that are exercisable within 60 days of the completion of this offering. Shares issuable under stock options are deemed outstanding for computing the percentage of the person holding options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based upon 16,065,433 shares of common stock outstanding as of October 31, 2005.

Name of Beneficial Owner	Number	Percent
5% Stockholders:
Robert S. Colman(1)	1,040,925	6.5%
Highbridge Capital Management, LLC(2)	810,000	5.0%
Hunter Global Investors L.P.(3)	1,200,000	7.5%
I.A. Michael Investment Counsel Ltd.(4)	825,000	5.1%
Zweig-DiMenna Partners, L.P.(5)	1,000,000	6.2%
Officers and Directors(6):
Patrick J. Noyes(7)	1,080,180	6.7%
Stephen M. Clark(8)	78,667	*
G. Christopher Veeder(8)	59,000	*
David M. Miller(9)	776,040	4.8%
Christopher A. Wright(10)	501,875	3.1%
Samuel J. Atkins(11)	1,875	*
Dan M. Krausse(11)	1,875	*
Philip S. Smith(11)	1,875	*
All directors and executive officers as a group (8 persons)(7)(8)(9)(10)(11)	2,501,387	15.6%

*                    Less than 1%.

(1)          Includes 915,579 shares held by Robert S. Colman as trustee of the Robert S. Colman Revocable Trust and 125,346 shares held by Robert S. Colman as trustee of the Edwin W. Colman Children’s Trust FBO Robert S. Colman, which Mr. Colman may be deemed to beneficially own. Mr. Colman’s address is 300 Tamal Plaza, Suite 280, Corte Madera, California 94925.

(2)          Highbridge Capital Management, LLC may be deemed to share voting and dispositive control over the shares of common stock owned by Highbridge Event Driven/Relative Value Fund, L.P. (54,084 shares), Highbridge Event Driven/Relative Value Fund, Ltd. (391,416 shares) and Highbridge International LLC (400,500 shares). Highbridge Capital Management, LLC’s address is 9 West 57th Street, New York, New York 10019.

(3)          Hunter Global Investors L.P. may be deemed to share voting and dispositive control over the shares of common stock owned by HG Holdings II Ltd. (135,601 shares), HG Holdings Ltd. (721,200 shares), Hunter Global Investors Fund I L.P. (331,199 shares) and Hunter Global Investors Fund II L.P. (12,000 shares). Hunter Global Investors L.P.’s address is 485 Madison Avenue, 22nd Floor, New York, New York 10022.

(4)          I.A. Michaels Investment Counsel Ltd. may be deemed to share voting and dispositive control over the shares of common stock owned by I.A. Michaels American Value Fund (150,000 shares), I.A. Michaels Fundamental Value Fund (550,000 share) and North American Deep Value Fund (125,000 shares). I.A. Michaels Investment Counsel Ltd.’s address is 8 King East, Suite 700, Toronto, Ontario M5C 1B5.

(5)          Zweig-DiMenna Partners, L.P. may be deemed to share voting and dispositive control over the shares of common stock owned by HH Managed Account 7 Ltd. (35,500 shares), Permal Investment Holdings, NV (39,900 shares), Zweig-DiMenna International Ltd. (474,500 shares), Zweig-DiMenna Investors, L.P. (8,200 shares), Zweig-DiMenna Market Neutral, L.P. (44,200 shares), Zweig-DiMenna Natural Resources L.P. (19,600 shares), Zweig-DiMenna Partners, L.P. (239,300 shares), Zweig-DiMenna Select, L.P. (47,300 shares) and Zweig-DiMenna Special Opportunities L.P. (91,500 shares). Zweig DiMenna Associates’ address is 900 Third Avenue, 53rd St. New York, New York 10022.

(6)          Unless otherwise indicated, the address for each listed officers and directors is c/o Stroud Energy, Inc. 210 West Sixth Street, Suite 500, Fort Worth, Texas 76102.

(7)          Includes 765,512 shares held by Noyes Family Partnership, which Mr. Noyes may be deemed to beneficially own as a general partner of Noyes Family Partnership and 314,668 shares of restricted stock issued pursuant to our Restricted Stock Plan, which will vest 1/3 on the first anniversary of the grant date, another 1/3 on the second anniversary of the grant date and the remaining 1/3 on the third anniversary of the grant date. Mr. Noyes serves as the Chairman of our board of directors and as our President and Chief Executive Officer and as a manager and/or officer of each of our subsidiaries, including Stroud Energy GP, LLC, Stroud Energy LP, LLC, Stroud Oil Properties, LP, Stroud Energy Management GP, LLC and Stroud Energy, Ltd. Mr. Noyes also served as a member of the board of directors of our predecessor and served as its President and Chief Executive Officer.

(8)          Represents shares of restricted stock issued pursuant to our Restricted Stock Plan, which will vest 1/3 on the first anniversary of the grant date, another 1/3 on the second anniversary of the grant date and the remaining 1/3 on the third anniversary of the grant date.

(9)          Mr. Miller is a controlling person of RNBD GP LLC, an affiliate of EnCap Energy Capital Fund IV, L.P. and EnCap IV-B Acquisitions, L.P., and may be deemed to have shared voting and investment powers with respect to the shares owned by EnCap Energy Capital Fund IV, L.P. and EnCap IV-B Acquisitions, L.P. Mr. Miller serves as a member of our board of directors. Mr. Miller also served as a member of the board of directors of our predecessor. The address for EnCap Energy Capital Fund IV, L.P. and EnCap IV-B Acquisitions, L.P. is c/o David B. Miller, 3811 Turtle Creek Boulevard, Suite 1080, Dallas, Texas 75219.

(10)   Includes 1,875 shares of stock issued to Mr. Wright pursuant to our Stock Incentive Plan. Christopher A. Wright serves as a member of our board of directors. Mr. Wright also served as Chairman of the board of directors of our predecessor. Mr. Wright’s address is 106 Alta Vista Avenue, Mill Valley, California 94941.

(11)   Represents shares of stock issued pursuant to our Stock Incentive Plan.

On August 26, 2004, the SEC entered a cease and desist order against Robert S. Colman. Mr. Colman may be deemed the beneficial owner of more than five percent (5%) of our common stock, and prior to the Combination, he served as a director of our predecessor, Stroud Oil Properties, Inc. The SEC action alleged that Mr. Colman improperly invested in private placements of equity securities in which Van Wagoner Funds, Inc., an investment company registered with the SEC, also invested without SEC approval while he was serving as a member of the board of directors of Van Wagoner Funds, Inc., and that he improperly failed to describe such investments in reports he was required to submit to Van Wagoner Funds, Inc. Mr. Colman neither admitted nor denied the SEC’s findings but did consent to the entry of the cease and desist order against him. Mr. Colman was ordered to pay disgorgement of $13,500 representing director fees, $3,300 in prejudgment interest, and a civil penalty of $25,000.

SELLING STOCKHOLDERS

This prospectus covers shares sold in our recent private equity placement. Some of the shares sold in the private equity placement were sold directly to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, we and our stockholders who obtained shares of our common stock pursuant to the Combination sold shares in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act. The selling shareholders who purchased shares from us or our initial stockholders in our recent private equity placement and their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below.

The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of October 31, 2005. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read “Plan of Distribution.”

Except as noted below, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

Selling Stockholders	Number of Shares of Common Stock that May Be Sold	Percentage of Common Stock Outstanding
4B L.P.	6,000	*
Agravat, B.M.	2,000	*
Alberi, Dante	4,000	*
Alexiou, Jon J.	2,000	*
Alicea-Velez, Liz	3,000	*
Allen, Donal K.	2,000	*
Allen, Gary T.	5,000	*
Allen, Kathleen K.	2,000	*
Amsterdam, Leonard	3,300	*
Andrews, Dan L.	3,000	*
APAX Consultant Ltd.(1)	10,717	*
Apicella, Steven L.	2,000	*
Arbora/Bank Leu	5,500	*
Atchley, Frederick F.	2,000	*
Atlantis Investment Trust(2)	10,000	*
Atlas LP(3)	5,910	*
Atlas Masters Fund LP(3)	11,600	*
Auto Inc.(4)	20,000	*
Bachert, Fred	3,500	*
Bahal, Surendra M.	2,000	*
Baker, Gregory J.	2,000	*
Baldwin, Alfred	2,000	*
Baynard, William T.	6,000	*
BBVA(5)	250,000	1.56%
Beese, Philip S.	5,000	*
Bel Air Opportunistic Fund I(6)	90,000	*
Berkman, David J.	7,000	*
Berry, William J.	8,000	*
Beshears, Fred H.	2,000	*
Betzer, Peter R.	3,000	*
Bezemek, Jenifer A.	2,500	*
Bivins Foundation(7)	12,000	*
Black, J. David	3,500	*
Blommer, Peter H.	2,000	*
Bock, Henry C.	2,000	*
Boone Pickens	25,000	*
Borello, Glen David	5,000	*
Botero, Luis M.	2,000	*
Boyd, Eugene E.	3,400	*
BP Capital Energy Equity Fund Master II, L.P.(8)	4,000	*
BP Capital Energy Equity Fund, LP(8)	41,000	*
BP Capital Energy Equity International Holdings I, LP(8)	5,000	*
Brabson, John A.	2,000	*

Brabson, Ltd.(9)	5,000	*
Bradley, Edward W.	10,000	*
Brandenburg, David W.	5,000	*
Branner, Carolyn K.	6,700	*
Breskin, Gregory	2,000	*
Brolley, Kevin G.	6,300	*
Brooks, Randy & Janet	2,000	*
Broomhead, Steven P.	1,522	*
Broomhead, Steven P.	478	*
Brothers Investment Holdings	2,000	*
Bruce, Scott G.	5,000	*
Bruff, Robert	2,000	*
Bushansky, Stephen	2,000	*
Cabell, Elaine A.	2,000	*
Cain, Larry J.	2,000	*
Campbell, Barbara M.	2,000	*
Campbell, Carl E.	8,000	*
Campbell, David J.	2,000	*
Campos, Delfina R.	2,000	*
Cardinal, William A.	3,000	*
Carsten, Terry E.	6,700	*
Casalese, Joseph	2,000	*
Catherine J. Schaaf Trust(10)	3,000	*
Chastain, Mary H.	2,400	*
Checchio, Robert	3,100	*
Cherner, Jerry Ivan	3,000	*
Cherner, Jerry Ivan	2,000	*
Clare Margaret Peterson Trust(11)	2,000	*
Clarke, John	2,000	*
Cohagan, Dean W.	7,000	*
Colon, Walter E.	2,000	*
Colton, Lawrence	2,000	*
Compania Financiaria	27,500	*
Consolidated Mortgage Service(12)	2,000	*
Cooke, Jon David	3,500	*
Corinne T. Woolard Foundation Trust(13)	2,000	*
Covington, Neal C.	2,400	*
Cranos, James H.	3,300	*
CRC Communities Inc.	5,000	*
Credifinance Capital Corp.	5,000	*
Credit Agricole (Suisse), SA(14)	62,500	*
Crider, Robert E.	7,000	*
Crocker, John B.	2,000	*
Crow, Peter M.	3,500	*
Cruise, Kenneth A.	2,000	*

Selling Stockholders	Number of Shares of Common Stock that May Be Sold	Percentage of Common Stock Outstanding
Cullen, Charles D.	5,000	*
Cullen, Robert	2,000	*
Cullen, Robert R.	12,000	*
Culpepper, John Brad	2,000	*
Cummins, Norman Charles	3,000	*
Curdes, Valeria S.	2,000	*
Curtis, Jack T.	10,000	*
Dagostino, Sharon L.	3,400	*
Daniel, Michael R.	5,000	*
Dann, Raymond J.	3,400	*
Davis, Alice M.	3,000	*
Davis, Gale P.	2,000	*
Davis, Jordan K.	6,600	*
Davis, William Shuford	2,000	*
Daylor, W. James	2,000	*
Deitchman, Paul S.	2,000	*
Denmark, David	2,000	*
Denmark, David	1,000	*
Desai, Mahesh	2,000	*
Deutsche Bank AG London(15)	450,000	2.80%
Di Secli/UBS	4,500	*
Dix, C. Vincent	2,000	*
Donato, Donna Ireton	3,000	*
Draper, Thomas W.	4,000	*
Duke, Wanda	5,000	*
Eagle & Dominion—Euroamerican Growth Fund LP(16)	9,000	*
Eagle & Dominion—Euroamerican Growth Fund Ltd.(16)	32,000	*
Earnest R. Baldwin, Jr., Life Tenant U/W E. Rowland Baldwin, Sr.(17)	3,000	*
Earnest R. Baldwin, Jr., Life Tenant U/W Grace H. Baldwin(17)	3,000	*
Effecten Bank Stroeve N.V.(18)	80,000	*
Eleanor F. Black Revocable Living Trust(19)	5,000	*
Ellis, Ralph D.	2,000	*
EMGE Finance, S.A.(20)	6,250	*
Esther E. Wright Trust(21)	2,000	*
Evans, Steven E.	2,000	*
Feldman, Gregory	2,000	*
Filler, James J.	20,000	*
Fleming, Dorothy M.	2,900	*
Foulkes, Fred K.	10,000	*
Franklin, Carlton W.	2,000	*
Franklin, Catherine D.	2,000	*
Franson, Adele E.	2,000	*
Freeman, Howard L.	2,000	*
Froehlich, Ronald	2,000	*
Fuente, David I.	16,666	*
Fulmer, Max	2,000	*

Gadient, Sandford I.	3,000	*
Gayle S. Sand Revocable Trust(22)	2,000	*
Gerhart, Marian R.	5,000	*
Gianluigi Socchi/Bank Sarasin	4,883	*
Gianluigi Socchi/Maerki Baumann	13,000	*
Gibson, Natalie	13,300	*
Gilbert, Harry J.	2,000	*
Gilder, Mark	4,000	*
Gleklen, Donald	4,000	*
GLG North American Opportunity Fund(23)	800,000	4.98%
Golden, Marc D.	3,333	*
Golding, Ross H.	5,000	*
Goldstein, Andrew	1,925	*
Goldstein, Andrew	1,375	*
Goldstein, Richard	5,000	*
Green, Ernie L.	2,000	*
Green, James Michael	2,000	*
Greene, Craig A.	2,000	*
Grotzinger, John	10,000	*
Grove, Glen R.	2,000	*
Guglielmucci, Roberto	2,000	*
Gunter, William D.	2,000	*
H.A. Lyke Family Trust(24)	10,000	*
Haas, Rudolf M.	2,600	*
Haliw, Andrew J.	50,000	*
Harbour Holdings Ltd.(25)	55,400	*
Hart, David R.	2,000	*
Hartshorn, Theodore B.	2,000	*
Harvitz, I. Joel	3,300	*
Haynie, Gilmore S.	2,000	*
Hazan, Ralph	2,000	*
Head, William Cassidy	2,000	*
Heisterman, Karen M.	2,000	*
Heisterman, Robert J.	2,000	*
Helton, Kim L.	2,000	*
Henry Margu Inc. PSP(26)	2,500	*
HG Holdings II Ltd.(27)	135,601	*
HG Holdings Ltd.(27)	721,200	4.49%
HH Managed Account 7 Ltd(28)	35,500	*
Hicks, James P.	2,500	*
Highberger, John M.	2,000	*
Highbridge Event Driven/Relative Value Fund, L.P.(29)	54,084	*
Highbridge Event Driven/Relative Value Fund, Ltd.(29)	391,416	2.44%
Highbridge International LLC(29)	364,500	2.27%
Hill, Russell A.	2,000	*
Hogan, Robert K.	2,000	*
Horner, Mary Jo	2,000	*

Selling Stockholders	Number of Shares of Common Stock that May Be Sold	Percentage of Common Stock Outstanding
Hoving & Partners/Mees Pearson	85,976	*
Howell, William W.	4,000	*
Hunter Global Investors Fund I L.P.(27)	331,199	2.06%
Hunter Global Investors Fund II L.P.(27)	12,000	*
Husak, Linda B.	2,000	*
Hutton-Hughes, Emily C.	2,000	*
Hyman, Arthur	3,300	*
I.A. Michael American Value Fund(30)	150,000	*
I.A. Michael Fundamental Value Fund(30)	550,000	3.42%
I.A. Michael North American Deep Value Fund(30)	125,000	*
Investprop LTD Pension Acct(31)	3,800	*
Ironman Energy Capital, L.P.(32)	80,000	*
Irven D. Phillips Trust(33)	2,000	*
Jacobs, Eric	2,000	*
Jacobs, John Alan	2,000	*
Jain, Umesh	2,000	*
Jana Partners, LLC(34)	300,000	1.87%
Jenkins, Robert M.	2,000	*
Jennings, Douglas C.	2,000	*
Jones, Carole J.	2,000	*
Jones, Jon	2,000	*
Jones, Leslie N.	2,000	*
Jones, William H.	6,700	*
K & AM Investors LP(35)	2,000	*
Kane, Michael C.	5,000	*
Kantrowitz, Barry	4,000	*
Karen Peterson Wise 2002 Trust(36)	13,400	*
Karen S. Wright Trust(37)	2,000	*
Kassel, Maureen Ward	7,000	*
Kassel, Robert L.	10,000	*
Kassel, Robert L.(38)	10,000	*
Kassner, Herbert S.	6,600	*
Kauffman, Marc W.	3,330	*
Kelly, Mary Ferris	2,000	*
Kevmar Holdings Limited Partnership(39)	2,000	*
King, Bill	2,000	*
Kinkead, Jeff	2,000	*
Kleman Investments Limited	62,500	*
Knipe, Richard A.	6,700	*
Kontzamanys, Stephanie	2,000	*
Kozak, Steven	2,500	*
Kramer, Joel	2,000	*
Kramer, Joel	2,000	*
Kraus, Edward W.	2,000	*
Kraut, Elinor	3,000	*
Kraut, Jon	2,000	*
Kruse, William R.	30,000	*

Lack, Randall N.	2,000	*
Lacy, Lloyd D.	2,500	*
Larkin, Peter	23,000	*
Laumann, Anne E.	3,000	*
Laumann, Edward	2,000	*
Leary Family Living Trust(40)	3,000	*
Leary Family Partnership LLP(41)	10,000	*
LeClair, Darryl A.	10,000	*
Lehman, Richard C.	14,000	*
Lenfest, Brook J.	30,000	*
Lenfest, Chase	20,000	*
Leontiev, Valeri	7,000	*
Liechtenst, Landesbank(42)	7,799	*
Lightman, Stephen P.	10,000	*
Liles, Floyd C.	2,000	*
Lilienfeld, Howard	2,000	*
Lindenbaum, David S.	6,700	*
Linville, Lora J.	3,000	*
Linville, Lora Jane	2,000	*
Linville, Thomas W.	7,000	*
Lloyd D. Lacy II and Janice S. Lacy	3,500	*
Lucas, Richard M.	3,400	*
Lyke, H. John	20,000	*
Lyke, H. John	7,500	*
Lynn C. Fritz 1994 Family LP(43)	5,500	*
Mallek, Gregory	2,000	*
Manbeck, John P.	2,000	*
Margaret Mary Scanlan Shuff Trust(44)	3,333	*
Margulies, Henry	3,100	*
Mark E. Foster 2004 Trust(45)	17,500	*
Mark Ernest Bivins Trust(7)	3,000	*
Marlin Capital Corp(46)	45,000	*
Martin, Parker	8,000	*
Martin, Parker	2,000	*
Martinez, Bertha	2,000	*
Marush, Arthur	15,000	*
Mathis, William H.	2,000	*
Mayer, Michael Gordon	3,000	*
McDermott-Miller, Madeline	6,700	*
McDonald, Patrick J.	2,000	*
McGill, William H.	10,000	*
McKeown, Daniel J.	3,000	*
McManus, Kathie	2,000	*
McNulty, Edward F.	2,000	*
McPeak, Bryan	2,500	*
Melgen, Salomon	20,000	*
Messer, Peggy	6,700	*

Messikomer, Edwin E.	2,000	*
Mezzasalma, Joseph A.	2,000	*
Miles Teel Bivins Trust(7)	3,000	*
Milin, Irene V.	7,000	*
Mirza, Michael J.	10,000	*
Mistrano, Joseph	2,000	*
Mittman, Evan	6,500	*
Mohlman, Robert J.	3,500	*
Moran, F. Andrew	10,000	*
Moran, Richard P., Jr.	3,000	*
Morgan Stanley & Co.(47)	250,000	1.56%
Morgan, A. Lamar	2,000	*
Morgan, Kevin	2,000	*
Moscona, Esther	2,000	*
Mulder, Garrett	2,000	*
Murphy, Michael B.	2,000	*
Muse Global Master Fund Ltd(48)	15,000	*
Nail, A.L.	4,000	*
Narmi, Jeffrey	2,000	*
Newman, David	3,000	*
Noble, A. Grant	2,000	*
Norman H. Read 1985 Trust(7)	12,500	*
Norman Z. Milin Trust FBO Amy Milin Gift Trust(49)	2,000	*
Norman Z. Milin Trust FBO Tanya Milin Gift Trust(49)	2,000	*
O’Connor Global Convertible Arbitrage II Master Ltd.(50)	2,730	*
O’Connor Global Convertible Arbitrage Master Ltd.(50)	32,270	*
O’Connor PIPES Corporate Strategies Master Ltd(50)	35,000	*
Oldfield, Bradley	2,000	*
Oliver, William F.	15,000	*
O’Loughlin, Miles	6,000	*
Palmer, Oscar B.	2,000	*
Patel, Devang A.	2,000	*
Patoff, Michael	11,000	*
Peet, Frederick	5,200	*
Perlman, Howard K.	2,000	*
Permal Investment Holdings, NV(28)	39,900	*
Peter Joseph Hoopfer Trust(51)	2,600	*
Pflieger, Frederick C.	2,000	*
Piatt, Bernard J.	1,522	*
Pieczko, James	5,000	*
Polson, Charles B.	7,000	*
Popper, Michael P.	2,000	*
Porter, Deanne M.	2,000	*
Portfolio Thirty-Three	2,000	*

Selling Stockholders	Number of Shares of Common Stock that May Be Sold	Percentage of Common Stock Outstanding
Price, Brian C.	1,700	*
Price, Brian C.	1,800	*
Purandare, Vijay R.	2,000	*
Purser, Gary L.	3,000	*
Radwan, A. Essam	2,000	*
Ramani, Tushar M.	2,000	*
Rapisarda, Anthony	6,500	*
Rappoport, Larry J.	3,000	*
Rath, Dr. William F.	2,000	*
Richmond, Tyson	20,000	*
Rigby, Sarah	2,500	*
Robert M. Mayer P.A. Retirement Plan & Trust(52)	2,000	*
Robert S. Ingram 1998 Revocable Trust(53)	9,400	*
Roddey, Michael E.	2,000	*
Rooney, Timothy J.	3,300	*
Ross, Alta Renee	2,000	*
Rousso, Mark E.	3,000	*
Rubin M.D. PA MPPP, Herbert B.	2,000	*
Rubin, Michael	2,000	*
Rugh, Eugene B.	2,000	*
Russell, Charles T.	2,000	*
Sabre Partners(54)	80,000	*
Savage, Robert Wesley	2,000	*
Schenk, Martin	3,125	*
Schlembach, Gerard P.	2,000	*
Schmidt, Marvin	20,000	*
Schmidt, Samuel	7,000	*
Schmitt, Linda G.	2,000	*
Schnipper, Jeffrey	10,000	*
Schroders Energy Fund(55)	14,000	*
Schroders US Opportunity(56)	740,000	4.61%
Schultz, Sheldon J.	2,000	*
Schwartz, Theodore A.	3,000	*
Scott, John R.	2,000	*
Scott, Karen R.	5,000	*
Seitz, Stephen	2,000	*
Selva, Sergio L.	3,000	*
Shakespeare, Samuel	2,000	*
Sharkey, Keith S.	2,000	*
Sheck, Steve	6,000	*
Shepherd, Eugene B., Jr.	1,100	*
Shepherd, Eugene B., Jr.	900	*
Sikora, James M.	2,000	*
Silagi, Moshe	8,000	*
Simon, Keith	2,000	*
Skylands Special Investment LLC(25)	34,600	*

Smart, Cheryl	2,000	*
Smiley, Stephen L.	2,000	*
Smith, David F.	2,000	*
Smith, Louis J.	7,000	*
Smukler, Lisa	3,000	*
Springfield Trading Inc.	19,000	*
Stein, Franklin	2,000	*
Stern, David E.	3,000	*
Stone, Susan	4,000	*
Strait, Randall G.	2,000	*
Suksanong, Thawatchai	2,000	*
Swanson, Kenneth W.	2,000	*
SwissPartners/Dexia(57)	30,500	*
SwissPartners/Julius Baer(57)	10,000	*
SwissPartners/Liechtenst, Landesbank(57)	2,500	*
Tamayo-Cole, Moira	7,000	*
Tamburri, Dominic A.	5,000	*
Tanico, Anthony	4,000	*
The Proprietary Energy Fund(46)	30,000	*
Third Point Partners LP(58)	100,000	*
Thomas Peyton Bivins Trust(7)	3,000	*
Thompson, Robert D.	2,000	*
Threlkeld, James E.	5,000	*
Touradji Global Resources Master Fund Ltd.(59)	375,000	2.34%
Towery, David	7,000	*
Travis LLC	2,000	*
Treaty Oak Ironwood	111,125	*
Treaty Oaks Master Fund	96,365	*
Tribeca Global Investments Ltd(60)	125,000	*
Tucker, William D.	2,000	*
Tufton Oceanic Hedge Fund(61)	400,000	2.49%
Urquhart, Angus	2,000	*
Valentine, Rosemarie	3,000	*
Valusek, Robert J.	8,000	*
Valvo, Virginia Rossiter	6,250	*
Van Adelsberg, David	1,900	*
Van Dyke, William L.	2,000	*
Vanderschaaf, Fred	5,000	*
Venderley, David	2,000	*
Villari, William J.	7,000	*
Vourliotis, Evangelos	4,000	*
Wade, Bobby John	10,000	*
Wagman, Ferne Leib	1,900	*
Wagner, Russell A.	2,000	*
Wallace, Leo	6,200	*
Wallace, Virginia M.	3,100	*

Walls, Jackson	3,000	*
Warren S. Adams 2D 2003 Grat(62)	17,500	*
Wash, R. Bradford	5,000	*
Weaver, Robert P.	2,000	*
Weinstein, Bernard	2,000	*
Weinstein, Jay M.	2,000	*
Weiss, Carol Ann	3,400	*
Welsch, Bruce M.	2,000	*
Wexford Catalyst Investors LLC(63)	250,000	1.56%
White, Andrew J.	3,000	*
Wierzel, Edward	2,000	*
Wight Investment Partners(64)	16,666	*
Wildermuth, Ronald	2,300	*
Willard, Kathleen C.	3,000	*
William L. Billar Trust(65)	2,000	*
William N. Leary Revocable Trust(66)	3,400	*
Wilson, Kevan D.	6,200	*
Winans, Carl W.	2,000	*
Wohlers, Jean-Phillippe	6,250	*
Womens Health PC(67)	3,000	*
Wright, James C.	2,000	*
Wright, Sidney J.	3,500	*
Zakarin, Robert A.	2,000	*
Zweig, Barry G.	2,000	*
Zweig-DiMenna International Ltd(28)	474,500	2.95%
Zweig-DiMenna Investors, L.P.(68)	8,200	*
Zweig-DiMenna Market Neutral, L.P.(68)	44,200	*
Zweig-DiMenna Natural Resources L.P.(69)	19,600	*
Zweig-DiMenna Partners, L.P.(28)	239,300	1.49%
Zweig-DiMenna Select, L.P.(28)	47,300	*
Zweig-DiMenna Special Opportunities L.P.(28)	91,500	*

*                    Less than 1%.

(1)          Roland Deletraz is the sole director of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(2)          J. Christian Peterson, Jr. is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(3)          Jenny McCann is the Chief Financial Officer of Treaty Oak Capital, which is the Investment Advisor for this selling stockholder. By virtue of her position with Treaty Oak Capital, Ms. McCann is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(4)          Edward W. Bradley is the President of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(5)          Juan J. Peralta is the Director of Corporate Equity of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(6)          Reed E. Halladay is the managing director of Bel Air Investment Advisors LLC, which is the investment manager of this selling stockholder. By virtue of his position with Bel Air Investment Advisors LLC, Mr. Halladay is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(7)          Cliff Bickerstaff is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(8)          Boone Pickens is a member of TBP Investments Management, LLC, which is the general partner of BP Capital Management, LP, which is the general partner of this selling stockholder. By virtue of his position with TBP Investments Management, LLC, Mr. Pickens is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(9)          John H. Brabson, Jr. is the General Partner of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(10)   Susan K. Mason is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(11)   Eileen M. Hendrixson is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(12)   J.M. Sork and Paula Sork are the Partners of this selling stockholder and are each deemed hold investment power and voting control over the shares hold by this selling stockholder.

(13)   Cheryl Stinnett is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(14)   Paul Bawab is a member of senior management of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(15)   Melanie Ahearn is an attorney-in-fact of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(16)   Luke Rodney is a portfolio manager of Eagle & Dominion Asset Management Ltd., which is the investment advisor of this selling stockholder. By virtue of his position with Eagle & Dominion Asset Management Ltd., Mr. Rodney is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(17)   Ellen Grahan has Power of Attorney for this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(18)   A. Mansour is the managing director of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(19)   Eleanor F. Black is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(20)   Giovanni Garbaro is the director and president of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(21)   Esther E. Wright is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(22)   Gayle S. Sand is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(23)   Philippe Jabre is the Managing Director of GLG Partners LP, which is the Investment Manager of this selling stockholder. By virtue of his position with GLG Partners LP, Mr. Jabre is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(24)   H. John Lyke is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(25)   Pamela A. Cavanaugh is Vice President and Treasurer of Skylands Capital, LLC, which is the Investment Manager of this selling stockholder. By virtue of her position with Skylands Capital, LLC, Ms. Cavanaugh is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(26)   Steven D. Margulies is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(27)   Duke Buchan III controls Hunter Global Investors L.P., the investment manager of the above-named selling stockholder, and has sole voting and investment power over the shares held by this selling stockholder. The foregoing should not be construed in and of itself as an admission by Mr. Buchan of beneficial ownership of the shares.

(28)   Jeannie Lanese if the V.P. Operations of Zweig-DiMenna Associates LLC and Zweig DiMenna International Managers, Inc., which is the Investment Manager of this selling stockholder. By virtue of her position with Zweig-DiMenna Associates LLC and Zweig DiMenna International Managers, Inc., Ms. Lanese is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(29)   Zainub Rara is a Compliance Associate of Highbridge Capital Management, LLC, which is the Investment Advisor of this selling stockholder. By virtue of his position with Highbridge Capital Management, LLC, Mr. Raro is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(30)   Irwin A. Michael is the President of I.A. Michael Investment Counsel Ltd., which is the Investment Manager of this selling stockholder. By virtue of his position with I.A. Michael Investment Counsel Ltd., Mr. Michael is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(31)   James M. Gibbs is the President of Aegis Realty, Inc., which is the parent of this selling stockholder. By virtue of his position with Aegis Realty, Inc., Mr Gibbs is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(32)   G. Bryan Dutt is the Managing Director of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(33)   Judy A. Slaughter is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(34)   Joseph Salegna is the Controller of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(35)   Keith Morgan is an Authorized Person of K & AM GP, LLC, which is the general partner of this selling stockholder. By virtue of this position with K & AM GP, LLC, Mr. Morgan is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(36)   Carolyn K. Branner is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(37)   Karen S. Wright is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(38)   Joan Hammer is the Escrow Agent of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(39)   Kevin A. Kueser is General Partner of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(40)   Donna Leary and William F. Leary are Co-Trustees of this selling stockholder and are each deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(41)   Tamra P. Leary is a Partner of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(42)   Peter Nigg is Vice President of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(43)   John Ford is the Attorney-in-Fact of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(44)   Margaret M. Shuff is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(45)   Mark E. Foster is Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(46)   Mark G. Egan is the President of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(47)   Mark O’Friel is a Managing Director of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(48)   Richard Hazlewood is a Director of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(49)   Kenneth Edelman is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(50)   James Del Medico is the Executive Director of UBS O’Connor LLC, which is the Investment Manager of this selling stockholder. By virtue of his position with UBS O’Connor LLC, Mr. Medico is deemed to hold investment power and voting control over the shares held by this selling stockholder

(51)   Peter Joseph Hoopfer is Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(52)   Robert M. Mayer is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(53)   Robert S. Ingram is Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(54)   Kevin Kelly is the Chief Operating Officer of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(55)   John Coyle is a Global Energy Analyst of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(56)   Stephen M. Detore is the Chief Compliance Officer of Schroder Investment Management North America, which is the Investment Manager of this selling stockholder. By virtue of his position with Schroder Investment Management North America, Mr. Detore is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(57)   Mauro Golinelli is a Partner of Swiss Partners Investment Network A.G., which is the Investment Manager of this selling stockholder. By virtue of his position with Swiss Partners Investment Network A.G., Mr. Golinelli is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(58)   Justin Nadle is the Chief Financial Officer of Third Point LLC, which is the Investment Manager of this selling stockholder. By virtue of his position with Third Point LLC, Mr. Nadle is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(59)   Thomas S. Dwan is the Chief Financial Officer of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(60)   William Hansen is the Director of Finance of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(61)   Cato Brahde is a Director of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(62)   Cornelia A. Foster is Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(63)   Jay Maymudes is the Vice President and Treasurer of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(64)   Russell Wight is the President of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(65)   William L. Billar is Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(66)   William N. Leary is the Trustee of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(67)   Andy Yankama is the President of this selling stockholder and is deemed to hold investment power and voting control over the shares hold by this selling stockholder.

(68)   Kevin Cannon is the Chief Executive Officer of this selling stockholder’s managing general partner. By virtue of his position, Mr. Cannon is deemed to hold investment power and voting control over the shares held by this selling stockholder.

(69)   Jeannie Lanese is the V.P. Operations of this selling stockholder and is deemed to hold investment power and voting control over the shares held by this selling stockholder.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the General Corporation Law of the State of Delaware and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the Delaware General Corporation Law and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

Our authorized capital stock consists of 75,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. Under Delaware law, our stockholders shall not be personally liable for our debts or obligations except as they may be liable by reason of their own conduct or acts.

Common Stock

There are a total of 16,065,433 shares of our common stock outstanding, including 641,253 shares of restricted stock issued to certain members of our management and other employees pursuant to our Restricted Stock Plan. Additionally, options to purchase 735,233 shares of common stock have been granted to certain members of our management and employees and 9,375 shares of stock have been issued to certain members of our board of directors or, in the case of Mr. Miller, his designee, all pursuant to our Stock Incentive Plan. Holders of our common or restricted stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except as otherwise provided in our certificate of incorporation and bylaws or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock, subject to any voting rights granted to holders of shares of preferred stock. Our certificate of incorporation requires approval of 67% of the shares entitled to vote for the removal of a director for cause or to alter, amend or repeal certain provisions of our certificate of incorporation related to director and stockholder meetings. The approval of 80% of the shares entitled to vote is required to adopt, repeal or amend our bylaws. See “—Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws.”

Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock and no preferred shares are currently outstanding. The preferred stock may carry such relative rights, preferences and designations as may be determined by our board of directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by the board of directors in its sole discretion (without further approval or authorization by the stockholders), in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by the board of directors. The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock and could also affect the likelihood that holders of our common stock will receive dividend payments and payments on liquidation. Although prior to issuing any series of preferred stock our board of directors will be required to make a determination as to whether the issuance is in the best interest of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Our board of directors will be empowered, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the terms of the shares of each series as fixed by our board of directors. Among the specific matters that may be determined by our board of directors are:

•        the designation of each series;

•        the number of shares of each series;

•        the rights in respect of dividends, if any;

•        whether dividends, if any, shall be cumulative or non-cumulative;

•        the terms of redemption, repurchase obligation or sinking fund, if any;

•        the rights in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•        rights and terms of conversion, if any;

•        restrictions on the creation of indebtedness, if any;

•        restrictions on the issuance of additional preferred stock or other capital stock, if any;

•        restrictions on the payment of dividends on shares ranking junior to the preferred stock; and

•        voting rights, if any.

For purposes of the rights plan described hereinafter, our board of directors is likely to designate shares of our preferred stock to constitute Series A Junior Participating Preferred Stock subsequent to the filing of the registration statement of which this prospectus forms a part, but prior to the effectiveness of such resale registration statement.

Registration Rights

Registration Rights of Our Pre-Private Equity Placement Stockholders

In connection with the Combination, we entered into a registration rights agreement (the “Existing Registration Rights Agreement”) with our pre-private equity placement stockholders who acquired shares of our common stock in the Combination. According to the terms of the Existing Registration Rights Agreement, these stockholders are entitled to demand registration rights for 5,180,058 shares of our common stock, representing the aggregate number of shares issued to them in the Combination less those shares sold in our recent private equity placement, and any shares acquired by such persons under benefit plans maintained by us or our affiliates. In order to exercise their demand for registration, stockholders, individually or as a group, who were issued at least 15% of the aggregate shares of our common stock in the Combination must deliver a written request to us. Until we become eligible to use Form S-3 for a registration of shares of our common stock, these stockholders may exercise demand rights for two separate registrations. After we become eligible to use Form S-3 for a registration of shares of our common stock, these stockholders may exercise demand rights for five separate registrations, less the number of registrations that were effected prior to such date as a result of the exercise of such demand rights.

If our board of directors determines that it would be in our best interests, we may delay any demand registration for a period not to exceed 90 days. We are not required to effect more than one demand registration requested by the stockholders in any six month period. In addition, these stockholders may participate in any public offering by us of our common stock, other than an offering under a registration statement on Form S-4 or Form S-8 or any other forms not available for registering capital stock for the sale to the public, subject to marketing considerations as determined by our managing underwriter for that offering and a market stand-off in favor of Raymond James continuing until 180 days after the effective date of the registration statement of which this prospectus is a part. See “—Registration Rights of Purchasers of Our Common Stock in Our Recent Private Equity Placement.” We will pay all expenses in connection with any registration under this agreement, except for transfer taxes, stockholders’ attorneys’ fees and fees and commissions of brokers, dealers and underwriters. The demand registration rights described above begin six months from the effective date of the registration statement of which this prospectus is a part and terminate ten years from the date of the closing of the Combination. The “piggyback” registration rights described above began upon the closing of the Combination and terminate ten years thereafter. The Existing Registration Rights Agreement was approved by our board of directors, all of the members of which may be deemed to beneficially own or control shares of our common stock.

Registration Rights of Purchasers of Our Common Stock in Our Recent Private Equity Placement

We entered into a registration rights agreement in connection with our recent private equity placement in September 2005. In the registration rights agreement we agreed, for the benefit of the purchasers of our common stock in the private equity placement and holders of the common stock issued under our Restricted Stock Plan or 2005 Stock Incentive Plan, that we will, at our expense:

•       file with the SEC (which occurs pursuant to the filing of the shelf registration statement of which this prospectus is a part), as soon as reasonably practicable, but in no event later than 90 days after the closing date of the private equity placement, a registration statement (a “shelf registration statement”);

•       use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing;

•       continuously maintain the effectiveness of the shelf registration statement under the Securities Act until the first to occur of:

•        the sale of all of the shares of common stock covered by the shelf registration statement pursuant to (A) a registration statement or (B) pursuant to Rule 144 under the Securities Act;

•        the time that all of the shares of our common stock sold in our private equity placement and covered by the shelf registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act;

•        the sale of the shares to us or any of our subsidiaries; or

•        the second anniversary of the initial effective date of the shelf registration statement.

We have filed the registration statement of which this prospectus is a part to satisfy our obligations under the registration rights agreement.

Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the shelf registration statement of which this is a part (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•       the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the shelf registration statement would have a material adverse effect on our initial public offering;

•       a majority of our board of directors, in good faith, determines that (1) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; or (3) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements; or

•       a majority of our board of directors, in good faith, determines, that we are required by law, rule or regulation to supplement the shelf registration statement or file a post-effective amendment to the shelf registration statement in order to incorporate information into the shelf registration statement for the purpose of (1) including in the shelf registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflecting in the prospectus included in the shelf registration statement any facts or events arising after the effective date of the shelf registration statement (or the most-recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the shelf registration statement any material information with respect to the plan of distribution not disclosed in the shelf registration statement or any material change to such information.

The cumulative blackout periods in any 12 month period commencing on the closing of the private equity placement may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring it effective; provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.

In addition to this limited ability to suspend use of the shelf registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports, which will not occur until at least one year following the end of the month in which the registration statement of which this prospectus is a part is declared effective, we will be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the shelf registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.

A holder that sells our common stock pursuant to the shelf registration statement will be required to be named as a selling stockholder in this prospectus, as it may be amended or supplemented from time to time, and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock must deliver information to be used in connection with the shelf registration statement in order to have such holder’s shares of our common stock included in the shelf registration statement.

Each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event which makes a statement in the prospectus which is a part of the shelf registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.

We have agreed to use our commercially reasonable efforts to satisfy the criteria for listing and list or include (if we meet the criteria for listing on such exchange or market) our common stock on the NYSE, American Stock Exchange or The Nasdaq National Market (as soon as practicable, including seeking to cure in our listing or inclusion application any deficiencies cited by the exchange or market), and thereafter maintain the listing on such exchange.

Anti-Takeover Effects of Provisions of Delaware Law, our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. Provisions of the Delaware General Corporation Law and of our certificate of incorporation and bylaws could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

Classified Board.   Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Filing Board of Directors Vacancies; Removal.   Our certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Our certificate of incorporation provides, in accordance with Delaware General Corporation Law, that the stockholders may remove directors only for cause and by the affirmative vote of at least 67% of the voting power of all of the then-outstanding shares of our common stock. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

No Stockholder Action by Written Consent.   Our certificate of incorporation precludes stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board of directors.

Call of Special Meetings.   Our bylaws provide that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by the board and not the stockholders.

Advanced Notice Requirements of Stockholder Proposals and Director Nominations.   Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at the annual meeting of stockholders, not later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders and (ii) with respect to an election of directors to be held at a special meeting of stockholders, not less than 60 days prior to the special meeting. With respect to other business to be brought before a meeting of stockholders, to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders and not less than 60 days prior to the meeting in case of a special meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting.   The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation expressly precludes cumulative voting.

Authorized but Unissued Shares.   Our certificate of incorporation provides that the authorized but unissued shares of preferred stock are available for future issuance without stockholder approval and does not preclude the future issuance without stockholder approval of the authorized but unissued shares of our common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to our Certificate of Incorporation and Bylaws.   Our certificate of incorporation reserves the right to amend, alter, change or repeal any provision contained in our certificate of incorporation in the manner prescribed by the Delaware General Corporation Law; provided, however, that the alteration, amendment or repeal of certain provisions will require the affirmative vote of the holders of at least 67% of the voting power of the outstanding shares of our common stock. Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our certificate of incorporation also provides that our bylaws can be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.

Stockholder Rights Plan.   Prior to the effectiveness of the registration statement of which this prospectus is a part, our board of directors is likely to adopt a preferred share purchase rights plan. Management has recommended the implementation of a rights plan, and their proposal has been preliminarily considered by our board of directors. Subsequent to the completion of our recent private equity placement, our board of directors has continued deliberation of this matter; however, the rights plan that would be adopted by our board of directors will likely include the following terms and provisions.

At the time of adoption, our board of directors would declare a distribution of one preferred share purchase right for each share of our common stock outstanding at 5:00 p.m., Fort Worth, Texas time, on a date to be determined by the board of directors and for each share of our common issued thereafter. Each right would entitle the registered holder to purchase from us a unit of our preferred stock, constituting one one-thousandth of a share of our Series A preferred stock, par value $.001 per share, at a purchase price that would be determined by the board of directors at the time the rights plan is adopted, and that would be subject to certain anti-dilution adjustments. The description and terms of the rights would be set forth in a rights agreement, which would be filed as an exhibit to the resale registration statement of which this prospectus is a part.

Initially, the rights would attach to all certificates representing shares of our outstanding common stock, and no separate rights certificates will be distributed. The rights would separate from our common stock and will be distributed on the rights distribution date, which would occur upon the earlier of:

•        10 business days after the share acquisition date, which would be the first date of a public announcement that a person or group of affiliated or associated persons (other than us, any of our subsidiaries, any of our employee benefit plans or certain other excluded persons) has acquired 15% or more of the then outstanding shares of our common stock (such person or group referred to as an “acquiring person”); and

•        10 business days (or such later date as may be determined by action of the board of directors before any person becomes an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or entity becoming an acquiring person.

Until the rights distribution date, (i) the rights will be evidenced by our common stock certificates and would be transferred with and only with our common stock certificates, (ii) new common stock certificates (also including shares distributed from treasury) would contain a notation incorporating the rights agreement by reference and (iii) the surrender or transfer of any certificates representing our outstanding common stock would also constitute the transfer of the rights associated with our common stock represented by such certificates.

As soon as practicable after the rights distribution date, rights certificates would be mailed to holders of record of our common stock at 5:00 p.m., Fort Worth, Texas time, on the rights distribution date and, thereafter, the separate rights certificates alone would represent the rights.

The rights are not exercisable until the rights distribution date and would expire at 5:00 p.m. Fort Worth, Texas time, on the final rights distribution date, which would be the tenth anniversary of the rights agreement unless earlier redeemed by us, as described below.

In the event that:

•        we are the surviving corporation in a merger with an acquiring person and shares of our common stock remain outstanding;

•        a person or group becomes an acquiring person;

•        an acquiring person engages in one or more interested transactions; or

•        during such time as there is an acquiring person, an event occurs that results in such acquiring person’s ownership interest in us being increased by more than 1% (e.g., by means of a recapitalization);

then, in each such case (referred to as a “triggering event”), each holder of a right would thereafter have the right to receive, upon exercise of the right, units of preferred stock (or, in certain circumstances, our common stock, cash, property or other securities) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units of preferred stock issuable upon exercise of a right prior to the events described in this paragraph. However, following the occurrence of any of the events set forth in this paragraph, all rights that are, or, under certain circumstances were, beneficially owned by any acquiring person would be null and void.

In the event that, at any time following the stock acquisition date:

•        we are acquired in a merger (other than a merger described in the preceding paragraph) or other business combination transaction and we are not the surviving corporation;

•        any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person; or

•        50% or more of our assets or earning power is sold or transferred;

each holder of a right (except rights which previously have been voided as described above) would thereafter have the right to receive, upon exercise, common stock of the ultimate parent of the acquiring person having a value equal to two times the exercise price of the right.

The purchase price payable, and the number of units of preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution

•        in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

•        if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock; or

•        upon the distribution to the holders of the preferred stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price would be required until cumulative adjustments amount to at least 1 % of the purchase price. We are not required to issue fractional units. In lieu thereof, an adjustment in cash may be made based on the market price of the preferred stock prior to the date of exercise.

At any time prior to the earlier of (i) ten business days following the stock acquisition date or (ii) the final expiration date, a majority of our directors may redeem the rights in whole, but not in part, at a price per right to be determined by our board of directors at the time of their adoption of a rights plan and subject to adjustment in certain events, payable, at the election of the directors, in cash or shares of our common stock. Immediately upon the action of a majority of the directors ordering the redemption of the rights, the rights would terminate and the only remaining right of the holders of rights would be to receive such redemption price.

The board of directors, at its option, may exchange each right for (i) one unit of preferred stock or (ii) such number of units of preferred stock as would equal (x) the difference between the aggregate market price of the number of units of preferred stock to be received upon a triggering event and the purchase price set forth in the rights agreement, divided by (y) the market price per unit of preferred stock upon a triggering event.

Until a right is exercised, the holder thereof, as such, would have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights would not be taxable to our stockholders, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of preferred stock (or other consideration).

The preferred stock that might be acquired upon exercise of the rights would be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us. In addition, the holders of the units of our preferred stock would be entitled to:

•        a minimum preferential quarterly dividend, the per unit amount of which is subject to further deliberation by our board of directors or any higher per share dividend declared on our common stock

•        one vote, voting together with our common stock, for each right held, voting as a separate class, to vote on all matters submitted to a vote of our stockholders;

•        in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, the per share amount paid in respect of each share of our common stock; and

•        in the event of liquidation, a preferred liquidation payment equal to the greater of $1 ,000 per unit, plus an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment and the per share amount paid in respect of a share of our common stock.

These rights of holders of the preferred stock are protected by customary anti-dilution provisions.

Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the economic value of one unit of preferred stock that might be acquired upon the exercise of each right is expected to approximate the economic value of one share of our common stock.

Any of the provisions of the rights agreement could be amended without the approval of the holders of our common stock at any time prior to the distribution date. After the distribution date, the provisions of the rights agreement could be amended in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption would be made at such time as the rights are not redeemable.

These rights would have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights could be to render more difficult or discourage any attempt to acquire us even if the acquisition could be favorable to the interests of our stockholders. Because our board of directors could redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

Delaware Anti-Takeover Statute.   We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date on which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•        the owner of 15% or more of the outstanding voting stock of the corporation;

•        an affiliate or associate of the corporation and was owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date; and

•        an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•        the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•        after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding shares owned by (i) officers who are directors and (ii) certain employee stock plans; or

•        on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at a meeting of stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent an exemption from liability is not permitted under the Delaware General Corporation Law. That law currently does not permit limitation of liability:

•        for any breach of a director’s duty of loyalty to us or our stockholders,

•        for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•        under Section 174 of the Delaware General Corporation Law with respect to unlawful payment of dividends or unlawful stock purchases and redemptions, or

•        for any transaction from which the director derives an improper personal benefit.

Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors shall automatically be limited to the fullest extent provided by law. Our certificate of incorporation and bylaws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. In addition, we will enter into indemnity agreements with our directors and officers. These provisions and agreements will have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. See “Certain Relationships and Related Party Transactions—Indemnification of Directors and Officers.”

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the Registration Rights Agreement we entered into with Raymond James for the benefit of the selling stockholders, we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold from time to time to purchasers:

•       directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest, or

•       through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table above (under “Selling Stockholders”) are deemed to be underwriters. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The common stock may be sold in one or more transactions at:

•       fixed prices;

•       prevailing market prices at the time of sale;

•       prices related to such prevailing market prices;

•       varying prices determined at the time of sale; or

•       negotiated prices.

These sales may be effected in one or more transactions:

•       on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•       in the over-the-counter market;

•       in transactions other than on such exchanges or services or in the over-the-counter market;

•       through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•       through the settlement of short sales; or

•       through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•       engage in short sales of the common stock in the course of hedging their positions;

•       sell the common stock short and deliver the common stock to close out short positions;

•       loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•       enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•       enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

We intend to apply for listing of the common stock on The Nasdaq National Market under the symbol “STRO.”  However, we can give no assurances as to the development of liquidity or any trading market for the common stock.

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

The following is a summary of material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986 as amended (the “Code”) and regulations, administrative rulings and court decisions thereunder now in effect, all of which are subject to change, possibly on a retroactive basis. This summary deals only with non-United States holders that will hold our common stock as “capital assets” (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes, regulated investment companies, real estate investment trusts, persons that have a “functional currency” other than the U.S. dollar, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or partnerships or other pass-through entities or holders of an interest in such entities. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for United States federal income tax, purposes) holding our common stock, you should consult your tax advisor. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the common stock. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

To ensure compliance with Treasury Department Circular 230, prospective investors in our common stock are hereby notified that (1) any discussion of U.S. federal tax issues in this prospectus is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code, (2) any discussion of U.S. federal tax issues in this prospectus is written to support the promotion or marketing of the transactions or matters addressed herein and (3) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

As used in this discussion, a “non-United States holder” is a beneficial owner of common stock (other than a partnership) that for United States federal income tax purposes is not:

•        an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•        a corporation, or other entity taxable as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to United States federal income taxation regardless of its source; or

•        a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do pay a dividend on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-United States holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Capital Gain and Distribution on Common Stock” below. Any dividend paid to a non-United States holder of common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with IRS Form W-8BEN or other appropriate version of Form W-8 (or any successor form) certifying eligibility for the reduced rate.

Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-United States holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-United States holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-United States holder must provide us with an IRS Form W-8ECI (or any successor form) properly certifying eligibility for such exemption. Dividends received by a corporate non-United States holder that are effectively connected with a trade or business conducted by such corporate non-United States holder in the United States may, to the extent not reinvested in property that is connected with the conduct of a trade or business within the United States, also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Capital Gain and Distribution on Common Stock

We believe that we are a “United States real property holding corporation” for United States federal income tax purposes. Nonetheless, a non-United States holder generally will not be subject to United States federal income tax on any gain realized on a disposition of our common stock, provided that (i) the gain is not otherwise effectively connected with a trade or business conducted by the non-United States holder in the United States (and, in the case of an applicable tax treaty, is not attributable to a permanent establishment maintained by the non-United States holder in the United States), (ii) in the case of a non-United States holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale or other disposition and certain other conditions are met and (iii) our common stock is considered to be “regularly traded on an established securities market,” within the meaning of Section 897 of the Code and the applicable Treasury Regulations, at any time during the calendar year in which the sale or other disposition occurs, and the non-United States holder does not actually or constructively own, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of our common stock. It is likely that our common stock will not be considered “regularly traded on an established securities market” prior to the effectiveness of the registration statement registering the resale of shares sold in the future. In addition, even after the registration statement becomes effective, it is possible that our common stock will not be considered regularly traded if it is not regularly quoted by brokers or dealers making a market in our common stock.

If our common stock is not considered to be “regularly traded on an established securities market,” a non-United States holder may be subject to withholding at a 10% rate and the non-United States holder generally will be taxed on its net gain derived from the disposition of our common stock at the regular graduated U.S. federal income tax rates in much the same manner as is applicable to U.S. persons and, if the non-United States holder is a foreign corporation, the additional “branch profits tax” described above may also apply. Non-United States holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Likewise, if we make any distribution to a non-United States holder in excess of our current and accumulated earnings and profits, (i) we will withhold 10% of such distribution (unless we are provided a withholding certificate from the IRS reducing or eliminating the withholding) and (ii) the non-United States holder generally will be taxed on its net gain, if any, derived from the receipt of the distribution at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-United States holder is a foreign corporation, the additional “branch profits tax” described above may also apply. Non-United States holders should consult their own tax advisors with respect to the application of the foregoing rules.

Federal Estate Taxes

If you are an individual, common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to you the amount of dividends paid to you, your name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside under the provisions of any applicable tax treaty or exchange of information agreement.

In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-United States holder if such non-United States holder has provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that the payee is a United States person.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from sources that were effectively connected with the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interests) owned by United States persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-United States holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a United States person, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the non-United States holder’s United States federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

LEGAL MATTERS

The validity of the issuance of the shares covered by this prospectus will be passed upon for us by our counsel, Thompson & Knight L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements of Stroud Oil Properties, Inc as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, contained in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statement of combined revenues and direct operating expenses of the natural gas properties acquired from Dan A. Hughes Company and other interest owners for the year ended December 31, 2004 included in this prospectus has been audited by Rylander, Clay and Opitz, L.L.P., an independent accounting firm, as stated in their report appearing herein (which expresses an unqualified opinion and includes an explanatory paragraph emphasizing that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation in conformity with accounting principles generally accepted in the United States of America) and is included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Cawley, Gillespie & Associates, Inc., an independent engineering firm, estimated the reserves of Stroud Energy Ltd. as of December 31, 2004 and the present value of the estimated future net reserves from those estimated reserves included in this prospectus are included in reliance upon their reports given upon the authority of such firm as an expert regarding the matters covered by its summary reserve report.

DeGolyer and MacNaughton, an independent engineering firm, estimated the reserves as of December 31, 2004 and the present value of the estimated future net reserves from those estimated reserves included in this document related to the certain properties of Dan A. Hughes Company and are included in reliance upon their reports given upon the authority of such firm as an expert regarding the matters covered by its summary reserve report.

T.J. Smith & Company, Inc., an independent petroleum engineering firm, estimated the reserves of Stroud Oil Properties, Inc. as of December 31, 2002 and 2003 and the present value of the estimated future net reserves from those estimated reserves included in this document and are included in reliance upon their reports given upon the authority of such firm as an expert.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Stroud Oil Properties, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Stroud Oil Properties, Inc. and its subsidiaries (the “Company”) at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas
August 19, 2005

STROUD OIL PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	At December 31,
	2003	2004
Assets
Current Assets
Cash and equivalents	$6,904	$2,721
Accounts receivable—revenue	5,353	8,494
Accounts receivable—joint interest owners	2,097	563
Severance tax receivable	160	1,004
Prepaid expenses	157	14
Fair value of derivative instruments	755	159
Total current assets	15,426	12,955
Property and Equipment
Oil and gas properties, using the full cost method of accounting:
Properties being amortized	97,853	125,260
Unevaluated properties excluded from amortization	—	3,063
Other property and equipment	580	626
Less accumulated depreciation, depletion and amortization	(25,137)	(42,835)
Property and equipment, net	73,296	86,114
Fair Value of Derivative Instruments	794	—
Severance Tax Receivable	1,289	1,556
Debt Issuance Costs, net	1,125	1,000
Other Assets	6	6
Total assets	$91,936	$101,631
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$5,945	$4,057
Prepayments from joint interest owners	—	799
Royalties and revenues payable	3,607	4,120
Fair value of derivative instruments	1,772	1,761
Redemption obligations	1,468	—
Interest payable	430	135
Preferred distributions payable	—	729
Total current liabilities	13,222	11,601
Long-term Debt	34,999	21,800
Related Party Debt	625	—
Fair Value of Derivative Instruments	1,059	1,020
Asset Retirement Obligation	340	676
Mandatorily Redeemable Preferred Units	—	20,546
Total liabilities	50,245	55,643
Minority Interest	1,849	17,161
Commitments and Contingencies (See Notes 7, 8, 9 and 14)	—	—
Shareholders’ Equity
Common stock ($.001 par value; 5,000,000 shares authorized; 2,082,464 and 2,316,663 shares issued at December 31, 2003 and 2004, respectively)	2	2
Additional paid-in capital	—	15
Unearned stock compensation	(46)	(16)
Notes receivable from shareholders and employees	—	(27)
Retained earnings	39,886	28,853
Total shareholders’ equity	39,842	28,827
Total liabilities and shareholders’ equity	$91,936	$101,631

See accompanying notes to consolidated financial statements.

STROUD OIL PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2002	2003	2004
Revenues
Gas sales	$11,941	$34,859	$43,710
Oil sales	3,302	2,807	2,701
Commodity price risk management activities	(379)	(1,143)	(4,263)
Other	631	265	181
Total revenues	15,495	36,788	42,329
Expenses
Lease operating	2,453	2,731	3,227
General and administrative	1,839	2,471	3,551
Depreciation, depletion and amortization	7,175	12,900	17,515
Stock compensation expense	—	1,401	715
Litigation settlement expense	—	—	6,019
Total expenses	11,467	19,503	31,027
Operating income	4,028	17,285	11,302
Other income (expense)
Interest expense, net	(5,226)	(5,306)	(4,370)
Gain on interest rate swap	—	14	40
Gain (loss) on extinguishment of debt	—	36,330	(1,258)
Total other income (expense)	(5,226)	31,038	(5,588)
Income (loss) before minority interest	(1,198)	48,323	5,714
Minority interest	406	(4,389)	(4,262)
Net income (loss)	$(792)	$43,934	$1,452
Net income (loss) per common share:
Basic	$(0.53)	$23.79	$0.68
Diluted	$(0.53)	$20.35	$0.66
Weighted average shares outstanding:
Basic	1,506,447	1,846,985	2,135,978
Diluted	1,506,447	2,158,856	2,204,664

See accompanying notes to consolidated financial statements.

STROUD OIL PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2002	2003	2004
Cash Flows from Operating Activities
Net income (loss)	$(792)	$43,934	$1,452
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	7,175	12,900	17,515
Amortization of debt issuance costs and discounts	208	402	427
Accretion of discount on mandatorily redeemable preferred units	—	—	1,066
Accretion of discount on asset retirement obligation	—	37	37
Change in fair value of derivative instruments	380	902	1,339
(Gain) loss on extinguishment of debt	—	(36,330)	1,258
Stock compensation expense	—	1,401	715
Minority interest	(406)	4,389	4,262
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,993)	(3,870)	(1,608)
Increase in severance tax receivable	(161)	(1,288)	(1,111)
(Increase) decrease in prepaid expenses	24	(12)	6
(Increase) decrease in inventory	(111)	111	—
Increase in other assets	(5)	(1)	—
Increase (decrease) in accounts payable and accrued expenses	(2,931)	2,327	(876)
Increase in royalties and revenues payable	870	2,730	513
Increase (decrease) in interest payable	(699)	430	(295)
Increase in preferred return distribution payable	—	—	729
Net cash provided by operating activities	1,559	28,062	25,429
Cash Flows from Investing Activities
Acquisition and development of oil and gas properties	(42,974)	(26,030)	(31,999)
Proceeds from sales of oil and gas properties	561	807	644
Acquisition of other property and equipment	(129)	(22)	(46)
Increase in prepayments from joint owners	—	—	799
Net cash used for investing activities	(42,542)	(25,245)	(30,602)
Cash Flows from Financing Activities
Proceeds from note payable	—	6,000	—
Repayment of note payable	—	—	(6,000)
Issuance of note payable—shareholder	225	400	—
Repayment of notes payable—shareholder	—	—	(625)
Net proceeds (retirement) of line of credit and warrant (prior lender)	40,447	(33,165)	—
Net proceeds (repayment) on line of credit (current lender)	—	30,000	(8,200)
Treasury shares purchased	(229)	—	—
Issuance of common stock	229	2,015	4,665
Debt issuance costs	—	(1,325)	(559)
Debt extinguishment costs	—	(81)	—
Sale of preferred units and common ownership interest of subsidiary	—	—	27,000
Distributions to shareholders	—	(111)	(11,351)
Distributions to minority interest owners	—	—	(2,505)
Redemption of limited partner interests in subsidiary	—	(844)	(1,435)
Net cash provided by financing activities	40,672	2,889	990
Net increase (decrease) in cash and cash equivalents	(311)	5,706	(4,183)
Cash and cash equivalents at beginning of period	1,509	1,198	6,904
Cash and cash equivalents at end of period	$1,198	$6,904	$2,721
Supplemental disclosure of cash flow information:
Cash paid for interest	$5,770	$4,598	$1,062
Cash paid for preferred distributions	$—	$—	$1,372
Noncash financing activities:
Assignment of overriding royalty interests	$—	$—	$384

See accompanying notes to consolidated financial statements.

STROUD OIL PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2002,2003 and 2004
(in thousands, except shares)

	Common Stock		Additional Paid-in	Treasury Stock		Unearned Stock	Notes receivables from Shareholders and	Retained
	Shares	Amount	Capital	Shares	Amount	Compensation	Employees	Earnings	Total
Balance at December 31, 2001	1,557,464	$2	$950	—	$—	$—	$—	$(3,050)	$(2,098)
Treasury share purchases	—	—	—	(152,632)	(229)	—	—	—	(229)
Common shares issued from treasury	—	—	—	152,632	229	—	—	—	229
Net loss	—	—	—	—	—	—	—	(792)	(792)
Balance at December 31, 2002	1,557,464	2	950	—	—	—	—	(3,842)	(2,890)
Common shares issued	525,000	—	3,412	—	—	—	—	—	3,412
Unearned compensation—stock options	—	—	50	—	—	(46)	—	—	4
Warrant extinguishment	—	—	(3,394)	—	—	—	—	—	(3,394)
Reduction in ownership interest in partnership	—	—	(1,018)	—	—	—	—	(206)	(1,224)
Net income	—	—	—	—	—	—	—	43,934	43,934
Balance at December 31, 2003	2,082,464	2	—	—	—	(46)	—	39,886	39,842
Common shares issued	233,200	—	5,350	—	—	—	—	—	5,350
Options exercised	999	—	—	—	—	—	—	—	—
Notes receivable—shareholders and employees	—	—	—	—	—	—	(40)	—	(40)
Amortization of unearned stock compensation	—	—	—	—	—	30	—	—	30
Distributions to common shareholders	—	—	—	—	—	—	—	(10,433)	(10,433)
Reduction in ownership interest in partnership, net of costs	—	—	(5,350)	—	—	—	—	(2,052)	(7,402)
Increase in ownership interest in partnership	—	—	15	—	—	—	—	—	15
Cancellation of notes receivable from employees	—	—	—	—	—	—	13	—	13
Net income	—	—	—	—	—	—	—	1,452	1,452
Balance at December 31, 2004	2,316,663	$2	$15	—	$—	$(16)	$(27)	$28,853	$28,827

See accompanying notes to consolidated financial statements.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements
December 31, 2002, 2003 and 2004

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Stroud Oil Properties, Inc. (individually “Stroud Oil,” together with its two consolidated subsidiaries, the “Company”) is engaged in the development, exploitation and exploration of natural gas and oil, primarily in the state of Texas, with minor interests in Oklahoma. Stroud Oil is a subchapter “S” corporation formed under the laws of Oklahoma. The two consolidated subsidiaries are Stroud Energy, Ltd., a Texas limited partnership (“SE”) (formerly Stroud Investments 2001, Ltd.) and Stroud Energy Management, Ltd., also a Texas limited partnership (“SEM”). Stroud Oil is the employer and is the general partner (“GP”) of SEM. SE is the primary business entity and is the owner and operator of the oil and gas properties. SEM was formed in 2004 and serves as the GP of SE. SEM’s ownership interest is 0.90% of SE. SEM is a holding company which is 96% owned by Stroud Oil with the remainder owned by the senior management of the Company.

SE was formed in 2001 with the contribution of gas and oil properties from Stroud Oil and others in connection with the beginning of the Company’s activities in the Austin Chalk area in the Central Gulf Coast of Texas. In exchange for its contribution, Stroud Oil received a 74% limited partner interests and a wholly-owned subsidiary received a 1% general partner interest. In 2001, subsequent to the formation, Stroud Oil sold 7.03% of its limited partner interest to other minority owners. The level of drilling activity in the Austin Chalk in 2001, 2002 and early 2003 created a high degree of leverage for the Company. In April 2003, the Company received a notice of technical default from its lender (See Note 7). In May 2003, SE redeemed two additional limited partners who held approximately 1.85% partnership interests for approximately $237,000. In September 2003, SE redeemed an additional 2.22% limited partnership interest for approximately $775,000. Each of these redemptions, at the time of each respective redemption, resulted in an increase in the ownership of the remaining partners, including Stroud Oil. In January 2004, EnCap Energy Capital Fund IV, L.P. and EnCap IV-B Acquisitions, L.P. (the “EnCap Partners”) made an investment in SE, diluting all of the partners, including Stroud Oil (See Note 8). The ownership of SE at December 31, 2002, 2003 and 2004 reflective of the above transactions is set out below:

	2002	2003	2004
Stroud Oil	67.97%	95.83%	60.50%
SEM	—	—	0.90%
EnCap Partners	—	—	36.95
Others	32.03	4.17	1.65
Total	100.00%	100.00%	100.00%

Principles of Consolidation and Reporting

The accompanying consolidated financial statements include the accounts of Stroud Oil, SE and SEM, after recognition of minority interests and elimination of all significant intercompany accounts, transactions, and profits.

The management of Stroud Oil has evaluated our consolidation of variable interest entities in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (FIN No. 46) and has concluded that SE is a variable interest entity that requires consolidation. (See Note 8).

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

Sale of Stock by a Subsidiary

Sales of ownership interests of SE are accounted for as capital transactions pursuant to the Securities and Exchange Commission’s Staff Accounting Bulletin No. 51, Accounting for Sales of Stock by a Subsidiary (SAB 51).

Comprehensive Income

The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income. In addition to net income, comprehensive income includes all changes in equity during a period, except those resulting from investments and distributions to stockholders of the Company. For the three years ended December 31, 2004, there were no differences between net income and comprehensive income.

Cash and Cash Equivalents

Investments in highly liquid securities with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts due from natural gas and oil purchasers and joint interest partners. The Company is able to closely monitor each account due to the low number of accounts. Should management believe that an individual account may be uncollectible, an allowance for it would be established. If further efforts to collect such an account proved unsuccessful, management would write off the receivable against the allowance account. At December 31, 2003 and 2004 management had not provided any allowance as management did not believe any was necessary and, for each of the years ended December 31, 2002, 2003 and 2004, had not written off any receivables. See also Note 13 for concentrations of credit.

Property and Equipment

The Company follows the full cost method of accounting for natural gas and oil properties. Accordingly, all external costs associated with the acquisition, exploration and development of natural gas and oil properties are capitalized as incurred. Internal costs are capitalized only to the extent they are directly related to acquisition, exploration or development activities and do not include any costs related to production, selling or general and administrative activities. During the years ended December 31, 2002, 2003 and 2004, internal costs of approximately $850,000, $633,000 and $999,000, respectively, were capitalized into the pool. If the net capitalized costs of evaluated natural gas and oil properties exceed the estimated present value of future net cash flows from proved natural gas and oil properties, discounted at 10%, such excess is charged to operations as a ceiling write-down. For the years ended December 31, 2002, 2003 and 2004, the Company was not required to recognize a ceiling write-down of its net capitalized costs.

Capitalized costs of natural gas and oil properties, including the estimated future costs to develop proved reserves, are amortized on the units-of-production method based on production and estimates of proved reserve quantities. Unevaluated properties are assessed for impairment on an annual basis at the

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

balance sheet date, or more often as deemed necessary based upon changes in operating or economic conditions. Upon impairment, the costs of unevaluated properties are immediately included in the amortization base. Geological and geophysical costs not associated with a specific unevaluated property are included in the amortization base as incurred.

Sales of natural gas and oil properties, except those held for resale, of which there were none at December 31, 2003 and 2004, are accounted for as adjustments to net capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between net capitalized costs and proved reserves of natural gas and oil. All costs relating to production activities and maintenance and repairs are charged to expense when incurred.

Computer equipment	5 years
Automobiles	5 years
Furniture and Fixtures	5 years

Asset Retirement Obligation

Effective January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In general, the Company’s future asset retirement obligations relate to future costs associated with plugging and abandonment of our natural gas and oil wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred, discounted to its present value using our credit adjusted risk-free interest rate ranging from 4.8% to 5.4%, and a corresponding amount capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset. Revisions to estimated retirement obligations will result in an adjustment to the related capitalized asset and corresponding liability. If the liability is settled for an amount other than the recorded amount, the difference is recorded to the full cost pool, unless significant. Prior to the adoption of this new standard, the Company recognized a provision for our asset retirement obligations each period as part of the depletion and depreciation calculation, based on the unit-of-production method. There was no material impact to the Consolidated Statement of Operations for the adoption of SFAS No. 143 and, accordingly, no cumulative impact for adoption has been presented. See Note 4.

Contingencies

The Company accounts for loss contingencies in accordance with SFAS No. 5, Accounting for Contingencies. Accordingly, when management determines that it is probable that an asset has been impaired or a liability has been incurred, management records the best estimate of the loss if it can be reasonably estimated. Our legal costs related to litigation are expensed as incurred.

Earnings per Common Share

In accordance with SFAS No. 128, Earnings Per Share, the Company reports basic earnings per common share, which excludes the effect of potentially dilutive securities, and diluted earnings per

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

common share, which includes the effect of all potentially dilutive securities unless their impact is antidilutive. The following is a reconciliation of the weighted average shares used in the basic and diluted earnings per common share computations:

	2002	2003	2004
Basic weighted average common shares	1,506,447	1,846,985	2,135,978
Effect of dilutive securities:
Stock options	—	273,300	29,384
Warrants	—	38,571	39,302
Diluted weighted average common share	1,506,447	2,158,856	2,204,664

For 2002, there were 134,000 stock options and 256,161 warrants that were antidilutive and excluded from the calculations above.

Segment Reporting

In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, management evaluated how the Company is organized and managed, and identified only one operating segment, which is the exploration for and production of natural gas and oil. All of the Company’s assets are located in the United States of America, and all revenues are attributable to United States customers.

New Accounting Pronouncements

Also in December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment , which requires that compensation related to all stock-based awards, including stock options, be recognized in the financial statements. This pronouncement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and will be effective beginning July 1, 2005. However, in the first quarter of 2005, the Securities and Exchange Commission adopted a new rule to amend the compliance date to the beginning of the Company’s next fiscal year (January 1, 2006 for the Company). The Company previously recorded stock compensation pursuant to the intrinsic value method under APB No. 25, whereby no compensation was recognized for stock option awards as long as the exercise price equals or exceeds the stock price on the date of grant. The Company recognized stock compensation expense for awards whereby the exercise price was less than the estimated stock price at the date of grant. See Note 2. The Company believes that stock option grants will continue to be a significant part of employee compensation, and, therefore, SFAS No. 123R will have a significant impact on our financial statements. SFAS No. 123R requires the Company to recognize the cost of employee services received in exchange for the Company’s equity instruments. Under SFAS No. 123R, the Company will be required to measure compensation expense over the options’ vesting period based on the stock options’ fair value at the date the options are granted. SFAS No. 123R allows for the use of the Black-Scholes or a lattice option-pricing model to value such options. The Company has not determined what model it will use to calculate the fair value of its options. As allowed by SFAS No. 123R, the Company can elect either Modified Prospective Application, which applies the Statement to new awards and modified awards after the effective date, and to any unvested awards as service is rendered on or after the effective date, or Modified Retrospective Application which can apply the statement to all prior years

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

for which SFAS No. 123 was effective. The Company is currently evaluating which method of application will be used and the expected impact of the standard when adopted by the Company effective January 1, 2006. For the pro forma effect of recording compensation for all stock awards at fair value, utilizing the Black-Scholes method, see Note 2.

In September 2004, the SEC issued Staff Accounting Bulletin No. 106 (SAB No. 106), which clarifies the calculation of the full cost ceiling and depreciation, depletion and amortization of gas and oil properties in conjunction with accounting for asset retirement obligations under SFAS No. 143. The Company will adopt the provisions of this pronouncement in the first quarter of 2005. The guidance of SAB No. 106 is not expected to have a material impact on our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29 , which provides that all nonmonetary asset exchanges that have commercial substance must be measured based on the fair value of the assets exchanged, and any resulting gain or loss recorded. An exchange is defined as having commercial substance if it results in a significant change in expected future cash flows. Exchanges of operating interests by oil and gas producing companies to form a joint venture continue to be exempted. APB Opinion 29 previously exempted all exchanges of similar productive assets from fair value accounting, therefore resulting in no gain or loss recorded for such exchanges. We must implement SFAS 153 for any nonmonetary asset exchanges occurring on or after January 1, 2006. This change in accounting is currently not expected to have a significant effect on our reported financial position or statement of operations.

Derivative Instruments

The Company utilizes swaps, swaptions and collars to reduce its exposure to unfavorable changes in natural gas and oil prices. The Company also utilizes interest rate swaps to reduce its exposure to unfavorable changes in interest rates related to its long-term debt. The Company recognizes all derivative instruments on the consolidated balance sheet as either an asset or liability based on fair value and recognizes subsequent changes in fair value in earnings since they do not meet the requirements for hedge accounting, as required by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, The fair value of the derivative instruments are confirmed monthly by the counterparties to the agreement.

Changes in the fair value of commodity derivatives are recognized monthly as gains and losses and are set out in a separate revenue line, and changes in the fair value of interest derivatives are recognized monthly as gains and losses in a separate line in other income (expense) in the Company’s accompanying consolidated statement of operations. Settlements of derivatives are included in cash flows from operating activities. Management believes that credit and performance risk with its counterparties is minimal. In June 2003, the Company terminated its outstanding derivative contracts in conjunction with the extinguishment of debt discussed in Note 7. The Company recognized a loss on that termination of $1,806,000 for the year ended December 31, 2003, which is included as part of the commodity price risk management activities in the consolidated statement of operations.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the related debt using the effective interest method. Accumulated amortization at December 31, 2003 and 2004, was $200,000 and $601,000, respectively. Amortization of deferred financing costs charged to operations was $54,000, $222,000 and $427,000 for the years ended December 31, 2002, 2003 and 2004, respectively. When the related debt was extinguished as defined by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, unamortized financing costs were removed from the related accounts and charged to operations. The Company expensed unamortized debt issuance costs of $255,000 in 2004 relating to the extinguishment of the loan from a prior lender and $209,000 in 2003 relating to the extinguishment of the loan from another prior lender (See Note 7).

Income Taxes

Stroud Oil has elected by consent of its shareholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal or state corporate income tax on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on the Company’s taxable income. Accordingly, there is no provision for federal or state income tax in the accompanying consolidated financial statements. SEM and SE are limited partnerships which are not subject to taxes at the partnership level.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from the estimates used. Significant estimates include gas and oil reserves and related depletion and amortization, impairment of gas and oil properties, severance taxes receivable, estimates of asset retirement obligations and stock compensation.

Revenue Recognition

Natural gas and oil revenues are recognized when the products are sold and delivery to the purchaser has occurred. Any amounts due from purchasers of natural gas and oil are included in accounts receivable in the accompanying consolidated balance sheet.

At times the Company may sell more or less than its entitled share of gas production. When this happens, the Company uses the entitlement method of accounting for gas sales, based on its net revenue interest in production. Accordingly, revenue would be deferred for gas deliveries in excess of its net revenue interest, while revenue would be accrued for any undelivered volumes. At December 31, 2003 and 2004, the Company had no production imbalances.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, derivative instruments, preferred units and long-term debt. Due to their short-term

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

maturity, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying value at December 31, 2003 and 2004. Derivative instruments are recorded at their estimated fair values based on current natural gas and oil prices and interest rates. At December 31, 2004, the fair value of the current revolving line of credit approximates its carrying value due to its variable interest rate. The fair values of the subordinated note payable to a prior lender and the aggregate of unsecured shareholder notes payable were $6,450,000 and $628,000, respectively, as of December 31, 2003. The estimated fair value of the preferred units subject to mandatory redemption was $24,918,000 at December 31, 2004.

NOTE 2.   STOCK INCENTIVE PLAN

In 2001, Stroud Oil established the 2001 Stock Incentive Plan (the “Incentive Plan”), whereby, at the discretion of the Board of Directors, incentive stock options, restricted stock purchase rights or stock appreciation rights may be granted to employees, officers, directors, consultants and advisors of Stroud Oil. Stroud Oil has reserved 320,000 shares of its common stock as the maximum number of shares designated for issuance under the Incentive Plan as restricted stock or through stock options. Of the 33,001 options outstanding at December 31, 2004, 10,000 had an exercise price of $4, and the rest had an exercise price of $1 and all had terms of 10 years from the dates of grant. Options granted under the Incentive Plan vest in 3 equal annual installments starting on the third anniversary of the grant date. Under the Incentive Plan, at December 31, 2004, 1,332 shares had vested, 999 had been exercised, and 32,668 remained unvested.

The stock appreciation rights allow the optionee to tender vested options and receive the difference between the option price and the price of the Company’s common stock at the time of exercise. At the Company’s option, these may be paid to the optionee in the equivalent value of common stock or cash. No stock appreciation rights were outstanding under the Incentive Plan at December 31, 2004.

Restricted stock purchase rights allow the optionee to purchase a specified number of shares of common stock for a period of no more than 15 days from the date the purchase rights were granted. At December 31, 2004, no restricted stock purchase rights were outstanding under the Incentive Plan.

Upon a merger, consolidation or restructure of the Company where the Company is not the surviving corporation, all unexpired stock options become immediately and automatically fully vested and exercisable for a period of not less than 15 days upon receipt of notice from the Board, and automatically terminate if not exercised at the end of such period.

During 2003, Stroud Oil issued 525,000 shares to existing shareholders and members of management for a price of $4.00 per share with an estimated fair value of $6.50 per share. The excess of fair value over issue price is recorded as stock compensation expense ($1,321,000). In October 2004, Stroud Oil issued 158,200 shares to existing shareholders and members of management at a price of $20.00 per share with a fair value of $24.33 per share. The excess of fair value over issue price is recorded as stock compensation expense.

In 2003, Stroud Oil granted options for 20,000 shares with an exercise price of $4.00 per share, when the estimated fair value of the stock was $6.50 per share (resulting stock compensation expense totaled $685,000). These shares vest over a five year period. Of those options, 10,000 were cancelled in 2004 in

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

consideration for interest in SEM (See Note 9). Stroud Oil has recorded approximately $4,000 and $30,000 of stock compensation expense in 2003 and 2004, respectively.

SFAS No. 123, Accounting for Stock-Based Compensation, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair-value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and the related interpretations in accounting for the Incentive Plan. Accordingly, compensation costs for stock options is measured as the excess, if any, of the estimated market price of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the stock. The following is the pro forma effect of recording stock-based compensation at the estimated fair value of awards on the grant date if the Company had applied SFAS No. 123 Accounting for Stock-Based Compensation, as amended by SFAS No. 148 Accounting for Stock-Based Compensation—Transaction and Disclosure:

	2002	2003	2004
	(in thousands, except per share data)
Net income (loss) as reported	$(792)	$43,934	$1,452
Add stock-based compensation expense included in the income statement	—	1,401	715
Deduct stock-based employee compensation expense determined under fair value method for all awards	(2)	(1,413)	(772)
Pro forma net income (loss)	$(794)	$43,922	$1,395
Earnings (loss) per common share:
Basic—as reported	$(0.53)	$23.79	$0.68
Basic—pro forma	(0.53)	20.35	0.65
Diluted—as reported	(0.53)	20.35	0.66
Diluted—pro forma	(0.53)	20.35	0.63

The weighted average fair value of options granted using the Black-Scholes option-pricing model and the weighted average assumptions used in determining these fair values are as follows:

	2002	2003	2004
	(in thousands, except per share data)
Weighted average fair value of options granted	$0.12	$0.32	$0.99
Risk-free interest rate	3.30%	2.74%	3.56%
Expected life	4 years	4 years	4 years
Expected volatility	—	—	—
Dividend yield	—	—	—

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

Summarized information about the Company’s stock options follows:

	2002		2003		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	198,000	$1.00	134,000	$1.00	303,000	$1.50
Granted	78,000	$1.00	202,000	$1.75	—	—
Exercised	—	—	—	—	(999)	$1.00
Forfeited	(142,000)	$1.00	(33,000)	$1.00	(3,000)	$1.00
Cancelled(1)	—	—	—	—	(266,000)	$1.45
Outstanding at end of year	134,000	$1.00	303,000	$1.50	33,001	$1.91
Exercisable at year end	—		—		333	$1.00

(1)          Cancelled in connection with the creation of Stroud Energy Management, Ltd. in 2004.

As of December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding at 12/31/04	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Options Exercisable at 12/31/04	Weighted Average Exercise Price
$1.00	23,001	7.3 years	$1.00	333	$1.00
$4.00	10,000	8.7 years	$4.00	—	—
	33,001	7.7 years	$1.91	333	$1.00

NOTE 3.   PROPERTY AND EQUIPMENT

At December 31, 2003 and 2004, property and equipment consisted of the following:

	2003	2004
	(in thousands)
Natural gas and oil properties:
Properties being amortized	$97,853	$125,260
Unevaluated properties excluded from amortization	—	3,063
Total	97,853	128,323
Accumulated depreciation, depletion and amortization	(24,895)	(42,495)
Net natural gas and oil properties	72,958	85,828
Other	580	626
Accumulated depreciation, depletion and amortization	(242)	(340)
Net other	338	286
	$73,296	$86,114

At December 31, 2004, unevaluated property acquisition costs in the Barnett Shale of approximately $3.1 million were excluded from the amortization base. These costs were all incurred during the year ended December 31, 2004. At December 31, 2003 all property costs were included in the amortization base.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

NOTE 4.   ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation represents the present value of the estimated cost to plug, abandon and remediate its producing properties at the end of their productive lives. The asset retirement obligation was determined by calculating the present value of estimated cash flows related to the liability. Upon the adoption of SFAS No. 143 on January 1, 2003, the Company recorded a long-term liability for asset retirement obligations of $199,000, an increase in property cost of $190,000, an addition to accumulated depreciation, depletion and amortization of $3,000, and an immaterial charge representing the cumulative effect of accounting change in the consolidated statement of operations of approximately $12,000 which has been reflected in costs and expenses in the accompanying consolidated financial statements.

The following is a reconciliation of the asset retirement obligation for the year ended December 31, 2003 and 2004:

	2003	2004
	(in thousands)
Asset retirement obligation, January 1	$199	$340
Liabilities incurred on wells drilled	116	244
Accretion of discount	25	37
Revisions in estimated cash flows	—	55
Asset retirement obligation, December 31	$340	$676

If the Company had adopted SFAS No. 143 as of January 1, 2002, the estimated asset retirement obligation at that date would have been $26,000, based on the same assumptions used in the Company’s calculation of the obligation at January 1, 2003. The estimated 2002 pro forma effect of January 1, 2002 adoption of SFAS No. 143 on net income is not material.

NOTE 5.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in thousands):

	At December 31,
	2003	2004
Trade accounts payable	$4,213	$3,007
Accrued capital expenditures	1,624	642
Accrued compensation	20	300
Accrued legal and accounting fees	58	41
Other	30	67
Totals	$5,945	$4,057

NOTE 6.   RELATED PARTY TRANSACTIONS

From time to time, certain significant shareholders of Stroud Oil, including certain of its directors, have extended loans to Stroud Oil. In December 2002, Bruce F. Braden, a director and beneficial owner of more than 5% of Stroud Oil’s common stock and a limited partner of SE loaned $225,000 to Stroud Oil to

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

fund operational activities. This note was due April 1, 2003 on demand and had an interest rate of 4.25%. Stroud Oil renewed this obligation in April 2003 at an interest rate of 11%, due December 31, 2007.

In July 2003, Stroud Oil directors Braden and Christopher A. Wright, a trust controlled by director Robert S. Colman and Stroud Oil shareholder Daniel I. Kemper advanced a total of $400,000 to Stroud Oil for its use in repaying an obligation owed to SE. Messrs. Kemper and Wright and the trust controlled by Mr. Colman each own over 5% of Stroud Oil common stock, and all, other than Mr. Kemper, are limited partners in SE. The notes were due December 31, 2007 and had an interest rate of prime plus 1%.

In connection with the transfer of Stroud Oil’s operating assets to SE in July 2003, SE assumed all of the foregoing obligations. SE discharged all of these promissory notes in January 2004, paying the principal of $625,000 and related interest of $28,000. (See Note 7).

In 2003, Messrs. Braden, Kemper and Wright and the Colman Trust provided personal guarantees of limited amounts totaling $8.0 million of SE’s indebtedness to its current lender and one of its prior lenders. Each guarantor secured his or its guaranty with a pledge of certain assets. At the lenders’ request, the guarantors also agreed to hold SE harmless from losses in excess of $2.0 million in litigation pending against it and Stroud Oil. The limited guarantees were released in January 2004, but the obligation to hold SE harmless for litigation losses in excess of $2.0 million continued in the credit documents with the current lender and was included in the agreements relating to an investment in SE by EnCap made in January 2004.

In October 2004, this litigation was settled. To fund the obligation to hold SE harmless, Messrs. Braden, Kemper, the Robert S. Colman Revocable Trust and a new shareholder invested a total of $4.6 million through the purchase of 230,000 shares of Stroud Oil. It paid this amount as part of the settlement of the litigation. In connection with the issuance of these shares to certain directors, Stroud Oil also recognized $685,000 of stock compensation expense.

On January 12, 2004, Stroud Oil Properties, Inc. loaned approximately $40,000 to certain members of management. These non-recourse notes had interest rates of 5.01 % per annum and are scheduled to mature on January 12, 2014. The loans were made to finance the purchase by members of management of limited partnership interests in Stroud Energy Management, Ltd. These notes are reflected in stockholders’ equity.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

NOTE 7.   LONG-TERM DEBT

At December 31, 2003 and 2004, long-term debt consisted of the following (in thousands):

	2003	2004
Borrowings under a revolving line of credit with current lender	$30,000	$21,800
Subordinated note payable to a prior lender	6,000	—
Unsecured note payable to a shareholder, bearing interest at 11%, due on December 31, 2007, with principal and interest due at maturity	225	—
Unsecured notes payable to various shareholders, bearing interest at prime plus 1% (5% at December 31, 2003), due on December 31, 2007, with principal and interest due at maturity	400	—
	36,625	21,800
Less unamortized debt discount	1,001	—
	$35,624	$21,800

The Current Line of Credit

The current line of credit was entered into in June, 2003 and is secured by all of the natural gas and oil properties of the Company. As of December 31, 2003 and 2004, the borrowing base was $30 million. The borrowing base under this credit facility is subject to redetermination twice a year on April 1 and October 1. The Company has the option of selecting interest rates for portions of debt, either a base reference rate or the London Interbank Offered Rate (“LIBOR”) plus a margin established for each choice. Interest is paid not less than quarterly. Outstanding debt carried a weighted average interest rate of 5.00% and 4.25% at December 31, 2003 and 2004, respectively. The line of credit matures on June 19, 2006. Amounts available to be borrowed at December 31, 2003 and 2004 were -0- and $8.2 million, respectively. The Company pays a commitment fee of 0.375% for unused availability. At December 31, 2004, the fair value of the line of credit approximates its carrying value due to its variable interest rate.

Subordinated Note

The subordinated note payable to a prior lender was entered into in June 2003. It was subordinated to the current line of credit. It was a $20 million note payable with a borrowing base of $6 million at December 31, 2003. There was no available unused borrowing capacity under the note at December 31, 2003. The note was secured by all of the natural gas and oil properties of the Company. It carried a 10% rate of interest, payable monthly, and had a maturity of June 19, 2007. It also carried a commitment fee of 0.5% on unused availability. The debt was extinguished in January 2004.

In conjunction with the execution of this note, the lender acquired a 2% overriding royalty interest (“ORRI”) in all of the natural gas and oil properties of the Company, proportionally reduced for the ownership of the Company. The ORRI was valued at approximately $1.1 million based on the estimated future net cash flows of the interest, discounted at 10%. This amount was recorded as debt discount at the time the agreement was initiated and amortized over the expected term of the related debt using the effective interest method. Amortization of debt discount, charged to operations as interest expense, was $102,000 for the year ended December 31, 2003. The remaining unamortized balance of $1,001,000 was written off as part of the extinguishment of this debt in January 2004. The effective rate of interest of this

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

debt after the amortization of the debt discount was 13.43% for the year ended December 31, 2003, and the fair value was $6,450,000.

Debt Extinguishment (2003)

At December 31, 2002, SE had approximately $64 million outstanding under a credit facility with a prior lender. This agreement was entered into by SE in May, 2001, when SE was beginning its development activities in the Austin Chalk of the Central Gulf Coast. This agreement was a mezzanine facility that required a collateral cash account, carried an interest rate of 11% and required SE to convey a warrant for 35% of SE’s limited partnership interest, plus a 5% ORRI in all of SE’s natural gas and oil properties, proportionately reduced for SE’s ownership. The credit facility had a maturity of June 2006. The warrant had an exercise price of $100,000 and was exercisable upon default, sale of SE or within 30 days after the repayment of the credit facility. The ORRI, valued initially at approximately $219,000, and the warrant, valued initially at approximately $557,000, were recorded as debt discount, which was amortized as additional interest expense over the expected term of the loan.

SE made draws under this agreement that reached a maximum of approximately $70 million during the period from May 2001 through April 2003 as SE drilling activity increased. In March, 2003, the lender sold its energy portfolio, including SE’s credit facility, warrant and ORRI to an assignee. In April 2003 the Company received notice of a technical default from the assignee under the prior lender’s credit facility. In June, 2003, the Company agreed to purchase this note, warrant and ORRI for a cash payment of $38,228,000. SE funded this payment through its current line of credit ($30.0 million), the subordinated note described above ($6.0 million) and the sale of Stroud Oil stock of $2.0 million, discussed in Note 2. In connection with this repurchase, the Company recognized a debt extinguishment gain of $36,330,000, net of the write-off of the debt discount of approximately $455,000, a decrease in equity and minority interest of $4,210,000 for the repurchase of the warrant and an increase to the full cost pool of approximately $1,447,000 for the purchase of the ORRI. SE also unwound commodity derivatives with the prior lender, recognizing a loss of $1,806,000. The amount of the consideration allocated to the retirement of the debt, the purchase of the warrant and the ORRI was based on the relative fair value of each instrument at the date of extinguishment.

Debt Extinguishment (2004)

In June, 2003, the Company executed the current credit agreement and a subordinated note with a prior lender, drawing $30 million and $6 million, respectively, to repurchase a prior lender’s debt. In January 2004, upon receipt of $27 million capital contribution from the EnCap Partners (See Note 8), the Company terminated and repaid in full the subordinated note.

A loss on debt extinguishment of $1,258,000 included the write-off of the debt discount and debt issuance costs related to the prior, subordinated credit facility. In addition, SE paid in full the unsecured promissory notes and related interest of $28,000 due to shareholders. At December 31, 2003, the unsecured promissory notes to shareholders had a fair value of $628,000.

SE amended its revolving credit agreement with its current lender in January 2004 to adjust the interest rate margins effective for borrowed funds, release certain minority interest owners as limited guarantors of the line of credit, reduce the minimum required interest coverage ratio, and provide a limited waiver for SE to make payments on its subordinated debt.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

Covenants and Restrictions

The current credit agreement contains financial covenants that apply to SE, specifically a minimum tangible net worth, a required current ratio, a minimum consolidated funded debt ratio, and a minimum interest coverage ratio. At December 31, 2003 and 2004, SE was in compliance with all covenants.

In addition, the current credit agreement provides that an event of default occurs if there is a material adverse change in the operations, business, properties or financial condition of SE, a material impairment of the ability of SE to perform under any loan document and to avoid any default, a material adverse effect upon the legality, validity, binding effect or enforceability against SE of any loan document or if certain other events occur. As stated above, SE is in compliance with all financial covenants at December 31, 2004 and it believed that no event of default had occurred. Accordingly, the outstanding debt balance with the current lender has been classified as a long-term liability in the accompanying consolidated balance sheet.

Debt Schedule

The debt payable to the current lender matures June 19, 2006.

NOTE 8.   UNITS SUBJECT TO MANDATORY REDEMPTION AND MINORITY INTEREST

Effective January 1, 2004, EnCap Partners advanced $27,000,000 to SE in exchange for 270,000 preferred units of SE (the “Preferred Units”) and 369,460 common partnership units, representing 36.946% of the ownership of  SE.  SE paid $1,718,000 as placement fees and reimbursement of expenses. Of this amount $1,161,000 was netted against the amount allocated to the purchase of the minority interest, and $557,000 was recorded as a debt discount against the value of the Preferred Units. The discount is being amortized using the effective interest method. In connection with this transaction, Stroud Oil contributed its general partner interest in SE to SEM, which contributed an additional $39,507 to SE. In addition, 1.018% of interests of two SE limited partners were partially redeemed for $350,000. The resulting ownership of SE common units subsequent to these transactions is as follows:

SEM	general partnership interest	0.90%
Stroud Oil	limited partnership interest	60.50%
EnCap Partners	limited partnership interests	36.95%
Other limited partners	limited partnership interests	1.65%

The interests of SE not owned by Stroud Oil or SEM give rise to the minority interest in the consolidated financial statements of Stroud Oil Properties, Inc.

In connection with this investment, the EnCap Partners received certain rights, including the right to appoint two of six board members of Stroud Oil while the Preferred Units remain outstanding or the EnCap Partners own at least 10% of the common ownership of SE. In addition, under certain conditions, the EnCap Partners may appoint three or four of the seven Stroud Oil board members. The EnCap Partners also have approval rights for, among other things, the Company’s capital spending, incurring of debt beyond certain levels, redemption of partnership interests or admission of new partners, disposition of significant assets, mergers or acquisitions and appointment of senior management positions and independent engineers or auditors.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

As holders of the Preferred Units, the EnCap Partners receive preferred return distributions at 8% per annum of the $27,000,000 aggregate stated value payable semi-annually on January 1 and July 1 each year. If SE is unable to make any portion of a preferred return distribution on the semi-annual distribution date, such unpaid portion is recalculated at 10% and added to accrued but unpaid preferred return distributions. Through December 31, 2004, SE has made all preferred distributions required at the stipulated 8% rate. In addition, the Company is required to maintain certain coverage ratios related to its proved reserves. If at any time the Company is unable to maintain such ratios, the preferred return distributions are calculated at 12% until the Company is able to maintain such ratios. At any time prior to January 1, 2009, the Company may redeem the Preferred Units at a price per Preferred Unit equal to 101% of the sum of the stated value of $100 per Preferred Unit plus accrued but unpaid preferred return distributions. If not redeemed prior to January 1, 2009, the Preferred Units are mandatorily redeemable by the Company on January 1, 2009, at a redemption price per Preferred Unit equal to the stated value of $100 per Preferred Unit plus accrued but unpaid preferred return distributions.

Under SFAS No. 150, the Company has recorded the Preferred Units as a liability at its estimated fair value. The Company recorded the Preferred Units at an amount of $19,480,000, such amount representing their estimated fair value as determined by the Company, using yield analysis and a retrospective valuation performed by an independent third party. The balance of the $27,000,000 investment, less the fees and expenses paid in the transaction ($1,718,000) was recorded as contributed capital by SE representing the purchase by the EnCap Partners of its 3 6.9% ownership interest in SE.

As a result of this transaction, Stroud Oil recorded a loss of approximately $7,149,000 through its equity accounts. This amount represented the difference between its carrying value of SE and the estimated $7,520,000 purchase price (before $1,160,000 of related expenses) paid by EnCap for its interest. The common units purchased by the EnCap Partners diluted Stroud Oil’s interest from 95.8% to 61.4%, including its GP interest. The difference between the redemption amount of $27,000,000 and the estimated fair value of $19,480,000 will be accreted over the five year term of the Preferred Units as additional interest expense. As of December 31, 2004, the Preferred Units had a carrying amount of $20,546,000, having accreted $1,066,000, and an estimated fair value of $24,918,000.

If the EnCap Partners hold common units six months after the earlier of the date the Preferred Units are redeemed or January 1, 2009 (the “First Put Date”), the EnCap Partners have the right to sell and the Company has the right to buy all of the EnCap Partners’ common units at a price per unit equal to the fair value agreed upon by the EnCap Partners and the Company. If the Company elects not to or is unable to purchase the common units within six months after the First Put Date, the Company must issue to the EnCap Partners the number of common units necessary to increase the EnCap Partners’ common unit percentage in the Company by 25%.

If the EnCap Partners hold common units eighteen months after the earlier of the date the Preferred Units are redeemed or January 1, 2009 (the “Second Put Date”), the EnCap Partners have the right to sell and the Company has the right to buy all of the EnCap Partners’ common units at a price per unit equal to the fair value agreed upon by the EnCap Partners and the Company. If the Company elects not to or is unable to purchase the common units within six months after the Second Put Date, the Company must issue to EnCap Partners the number of common units necessary to increase the EnCap Partners’ common unit percentage in the Company by an additional 25%.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

In December 2003 the FASB issued FIN 46R, which addresses consolidation of variable interest entities. A variable interest entity is an entity that is not controllable through voting interest and/or in which the equity investor does not bear the residual economic risks and rewards. FIN 46R requires a business enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses. As a result of the Encap transaction, the Company has a variable interest in SE. Based on an analysis pursuant to FIN 46R, management has determined that Stroud Oil is considered the primary beneficiary since it will absorb the majority of SE’s expected losses and due to the materiality of its investment as well as the operations of SE being closely related to Stroud Oil and, therefore, has continued to consolidate SE.

NOTE 9.   COMMITMENTS AND CONTINGENCIES

Leases

The Company leases corporate office facilities and office machinery under operating lease agreements expiring at various times through 2007. The Company has entered into a sublease agreement for a portion of its office space, which expires in July 2006.

Minimum annual rental commitments under noncancellable agreements at December 31, 2004 follow:

Year Ending December 31,	Minimum Lease Commitments
2005	$207,000
2006	120,000
$327,000

The table above does not include expected sublease income under contracts of approximately $22,000 and $13,000 for 2005 and 2006, respectively.

Rental expense included in general and administrative expense was approximately $188,000, $197,000 and $133,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Drilling Contracts

The Company currently contracts for its drilling rigs on a well-by-well basis and has no long-term commitments for them.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

Derivatives

The Company has the following open natural gas commodity derivatives in place as of December 31, 2004:

Type	Floor Price (Mmbtu)	Ceiling Price (Mmbtu)	Fixed Price (Mmbtu)	Maturity	Daily Volume (Mmbtu)	Fair Value
Collar	$4.25	$4.75	N/A	6/30/05	4,000	$(868,000)
Swap	N/A	N/A	$5.335	6/30/05	8,000	$(800,000)
Collar	$5.00	$6.65	N/A	3/31/05	4.000	$(14,000)
Swaption*	N/A	N/A	$4.75	7/05-6/06	2,000	$(1,020,000)

*                    Counterparty has the option of converting this to a fixed-price swap at $4.75 per Mmbtu. The original maturity date of these instruments was in 2005. During 2005 the counterparty chose to convert to a swap with a maturity date of June 2006. Accordingly, the fair value of this swaption has been classified as a long-term liability at December 31, 2004.

All of the natural gas derivatives above have basis of Houston Ship Channel, Inside FERC, first of the month.

The Company has an interest rate swap for $15,000,000 of debt at a LIBOR rate of 1.845% that matures July 14, 2005. This interest rate swap had a fair value of $(92,000) and $80,000 at December 31, 2003 and 2004, respectively.

Promote Income

Concurrent with the EnCap investment in January 2004, SEM was established as a vehicle to facilitate participating ownership by certain members of management of Stroud Oil in the growth in value of SE beyond a threshold amount. The SE and SEM agreements contemplated various possible transactions that could have resulted in the sale of substantially all of the assets of SE assets or the entire partnership, including the sale of equity in the partnership by others, which would include sale of shares in a private placement or in an initial public offering. The mechanism for sharing the capital proceeds between EnCap, Stroud Oil and the other owners of SE with management has a series of required rates of return with succeedingly larger participation by management upon the achievement of stipulated higher rates of return, with the final marginal participation being at 26%. Any qualifying event under the mechanism will create value for management of a minimum of $2 million. No compensation expense has been recognized for this agreement as of December 31, 2004 since any consideration payable to management is contingent upon a defined event occurring, and it was not probable that said event would occur. Compensation expense will be recognized by the Company when such an event becomes probable. Compensation expense will be recognized at the fair value of the consideration to be received by management.

Litigation

In 2001, the Company filed suit against a former operating partner for breach of contract under a joint development agreement. The former operating partner filed a counter-suit claiming damages under the terminated agreement. On October 8, 2004, the suit was settled in favor of the operating partner. The Company was required to pay approximately $6.0 million to the former operating partner in settlement of

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

all outstanding claims. SE, pursuant to agreements with EnCap, its current lender and a prior lender, paid $2 million of the settlement, inclusive of legal fees, and Stroud Oil agreed to bear the amount of the lawsuit settlement in excess of $2 million. Stroud Oil sold equity in October 2004 in the amount of $4,600,000 (230,000 shares) that was used to pay its share of the lawsuit settlement. (See Note 6.) Stroud Oil and SE were both named as defendants in the above-described litigation. SE paid and recognized legal fees of $504,000 in 2003 and 2004, and $1,496,000 in 2004 for its portion of the settlement, and Stroud Oil paid and recognized as an expense $4,523,000 of the total approximately $6 million settlement in 2004. The sharing of the settlement was agreed upon by the related parties (SE and Stroud Oil). The payments have been reflected as litigation settlement expense in the accompanying consolidated statement of operations at December 31, 2004. The third party also filed a claim in the bankruptcy proceeding of Stroud Energy, Ltd.’s lender and its parent during this period, and the bankruptcy court allowed a claim of $1.2 million against these companies. To date, none of these entities have made a request to Stroud Oil Properties, Inc. or Stroud Energy, Ltd. for reimbursement or indemnity with respect to the claim allowed in the bankruptcy. Management believes that there is no basis for such a claim, but there is no assurance that a claim will not be asserted. However, should such a claim be asserted, Stroud Oil intends to vigorously defend itself against such claim.

The Company is involved in various other lawsuits arising in the ordinary course of business. Management does not believe that the ultimate resolution of these claims will have a material effect on its financial position or liquidity, although an unfavorable outcome could have a material adverse effect on the operations of a given interim period or year.

NOTE 10.   EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) profit sharing plan (the “Plan”) which allows eligible employees to defer a portion of their compensation through contributions to the plan, and provides for a discretionary matching contribution by the Company, which is determined annually by management, up to 6% of annual compensation. Eligibility requires 30 days service, with participation beginning on the first day of the next ensuing calendar month. Vesting occurs ratably over five years. The Company’s contribution to the employee benefit plan for 2002, 2003 and 2004 was approximately $69,000, $69,000 and $59,000, respectively.

NOTE 11.   SEVERANCE TAX RECEIVABLE

Severance tax receivable represents the payment of severance taxes on certain Texas wells that have qualified for a tax rate deduction or complete abatement, based on the cost of the well. The duration of such abatement or reduction on each well will be the lesser of ten years or until taxes that would have been paid at the statutory rate have equaled a statutorily deferred portion of the costs to drill the applicable well. In anticipation of the reduced rate to be realized on each well that qualifies, the Company has recorded severance tax expense at the reduced rate, if any, and established a receivable. The state’s program currently generally allows the collection of a maximum of $250,000 per well as a cash refund, with the excess required to be collected as credits against severance or other taxes owed. Because the Company’s Texas production is almost all from wells that were drilled by the Company and that qualify for some reduction or complete abatement, the Company has current and long-term receivables aggregating $1,449,000 and $2,560,000 at December 31, 2003 and 2004, respectively. The portion carried as current is expected to be realized within a year.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

NOTE 12.   STOCK PURCHASE WARRANTS

In connection with the issuance of debt to shareholders of the Company during 2000 and 2001, the Company issued approximately 256,000 stock purchase warrants. Each warrant represents the right to purchase one share of common stock at an exercise price of $1 per share until the expiration dates ranging from November 2005 to March 2006. The warrants prohibit the Company from issuing additional shares of its common stock at a price below $1 per share. As of December 31, 2004, 40,986 stock purchase warrants remained outstanding, following the cancellation of the rest of the warrants in connection with the EnCap transaction. These 40,986 warrants were exercised in the first quarter of 2005.

NOTE 13.   CONCENTRATIONS OF CREDIT

Cash Balances

The Company maintains cash balances at a bank that periodically exceed federally insured limits. At December 31, 2003 and 2004, the Company had approximately $6,273,000 and $4,112,000, respectively of uninsured cash based on actual bank balances. The Company has not historically experienced any losses in such accounts, and management does not believe there is significant credit risk associated with these balances.

Major Customers

The Company sold natural gas to two purchasers who represented approximately 27% and 71% of gas and oil revenues for the year ended December 31, 2002, 63% and 35% of gas and oil revenues for the year ended December 31, 2003, and 71% and 24% of gas and oil revenues for the year ended December 31, 2004. Receivables from these two customers were approximately $2,294,000 and $673,000 respectively, at December 31, 2003 and $1,866,000 and $1,156,000 respectively, at December 31, 2004. Due to the nature of the markets for natural gas and oil, the Company does not believe that the loss of any one customer would have a material adverse effect on the Company’s financial condition or the results of its operations.

NOTE 14.   SUBSEQUENT EVENTS

During May 2005, the Company entered into a purchase and sale agreement with multiple parties to acquire their interests in certain natural gas and oil properties located in North Texas; all tangible personal property, equipment and water wells used in connection with the operating of the properties; and a gathering system for approximately $29,600,000, subject to normal closing adjustments. The transaction had an effective date of March 1, 2005 and was closed on July 27, 2005 with the Company paying an additional $5.3 million in closing adjustments.

In connection with this transaction, the Company amended its line of credit with its current lender with the addition of two participating lenders. The amendment revised the maximum loan amount under the existing credit facility to $200,000,000, with an initial borrowing base of $70,000,000 and the maturity date was extended to July 1, 2009. Effective with the amendment, indebtedness under this line of credit will bear interest at the base rate (the higher of the administrative agent’s reference rate and 0.5% above the federal funds rate) plus 0.00% to 0.5% or LIBOR plus 1.25% to 2.0%. Financial covenants required under the amendment were not significantly changed.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

NOTE 15.   SUPPLEMENTAL FINANCIAL INFORMATION FOR NATURAL GAS AND OIL PRODUCING ACTIVITIES (Unaudited)

All of the Company’s operations are directly related to natural gas and oil producing activities located in the United States.

Costs Incurred

Costs incurred and capitalized in natural gas and oil property acquisition and development activities are as follows:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Property acquisitions:
Proved properties	$—	$2,938	$1,201
Unproved properties	5,892	5,025	6,062
Exploration	—	—	—
Development	40,860	15,607	23,454
Asset retirement obligations	—	306	299
Total costs incurred	$46,752	$23,876	$31,016
Depreciation, depletion and amortization rate per mcfe	$1.57	$1.64	$2.01

Proved Reserves

The Company’s proved natural gas and oil reserves have been estimated by independent petroleum engineers. Proved natural gas and oil reserves are quantities of reserves that, based on geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating activities. Proved developed natural gas and oil reserves are quantities of reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

There are numerous uncertainties inherent in estimating quantities of proved reserves, production rates, and timing of development costs. Such estimates are subject to change as additional information becomes available.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

Estimates of reserve quantities, reported at 14.65 psi, are as follows:

Natural Gas (MMcf)

	Year Ended December 31,
	2002	2003	2004
Proved reserves—beginning of year	18,842	61,811	74,645
Revisions of previous estimates	(684)	(9,694)	(12,614)
Extensions and discoveries	47,404	27,894	28,447
Production	(3,740)	(7,319)	(8,306)
Purchase of reserves in place	—	2,357	5,591
Sales of reserves in place	(11)	(404)	—
Proved reserves—end of year	61,811	74,645	87,763
Proved developed reserves—
Beginning of year	6,819	28,374	31,727
End of year	28,374	31,727	37,841
Proved reserves attributable to minority interest owners	18,195	3,110	33,908

Oil (Mbbl)

	Year Ended December 31,
	2002	2003	2004
Proved reserves—beginning of year	651	1,847	1,421
Revisions of previous estimates	(115)	(366)	(395)
Extensions and discoveries	1,499	9	62
Production	(136)	(91)	(67)
Purchase of reserves in place	—	33	31
Sales of reserves in place	(52)	(11)	—
Proved reserves—end of year	1,847	1,421	1,052
Proved developed reserves—
Beginning of year	376	784	537
End of year	784	537	381
Proved reserves attributable to minority interest owners	585	59	407

Standardized Measure of Discounted Future Net Cash Flows and Changes in Such Cash Flows Relating to Proved Natural Gas and Oil Reserves

The standardized measure represents value-based information about the Company’s proved natural gas and oil reserves based on estimates of future cash flows from production of proved reserves assuming continuation of year-end economic and operating conditions. These estimates include the use of year-end prices for natural gas and oil and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% discount rate. As noted in Note 1, the Company is taxed under the provisions of Subchapter S of the Internal Revenue Service, therefore no effect for estimated future income taxes is included in the standardized measure calculation.

STROUD OIL PROPERTIES, INC.
Notes to Consolidated Financial Statements (Continued)
December 31, 2002, 2003 and 2004

The standardized measure does not represent the fair market value of the Company’s natural gas and oil properties or Management’s estimate of its future cash flows. Probable and possible reserves are excluded from the calculations.

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Reserves:

	Year Ended December 31,
	2002	2003	2004(a)
	(in thousands)
Future cash inflows	$331,024	$460,143	$518,267
Future production costs	(73,977)	(75,535)	(90,133)
Future development costs	(51,177)	(62,198)	(105,246)
Future net cash flows	205,870	322,410	322,888
10% annual discount	(76,466)	(117,683)	(141,770)
Standardized measure	$129,404	$204,727	$181,118
Standardized measure attributable to minority interest owners	$39,275	$8,530	$69,976

Changes in Standardized Measure of Discounted Future Net Cash Flows

	Year Ended December 31,
	2002	2003	2004(a)
	(in thousands)
Beginning of year	$17,779	$129,404	$204,727
Sales, net of production costs	(12,792)	(34,935)	(43,184)
Net change in sales prices, net of production costs	15,582	54,408	1,162
Extensions and discoveries, net of future production and development costs	93,336	70,911	48,154
Changes in estimated future development costs	(4,096)	(4,200)	(4,343)
Development costs incurred during the period that reduce future development costs	18,096	18,279	17,423
Revision of quantity estimates	(2,690)	(35,667)	(44,230)
Accretion of discount	1,778	12,940	20,473
Purchase of reserves in place	—	2,919	2,737
Sale of reserves in place	(105)	(1,103)	—
Changes in production rates and other	2,516	(8,229)	(21,801)
End of year	$129,404	$204,727	$181,118
Natural Gas (Mcf)	$4.39	$5.32	$5.50
Oil (Bbl)	$30.72	$31.66	$42.20

(a)           The standardized measure at the end of 2004 has been reduced by estimated future general and administrative expense with an undiscounted amount of $9,002 and a discounted amount of $4,669. These expenses relate to costs associated with gas and oil producing activities.

STROUD OIL PROPERTIES, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31, 2004	As of June 30, 2005
Assets
Current Assets
Cash and equivalents	$2,721	$232
Accounts receivable—revenue	8,494	5,128
Accounts receivable—joint interest owners	563	2,249
Severance tax receivable	1,004	1,162
Prepaid expenses and other current assets	14	2,272
Fair value of derivative instruments	159	477
Total current assets	12,955	11,520
Property and Equipment
Oil and gas properties, using the full cost method of accounting
Properties being amortized	125,260	142,207
Unevaluated properties excluded from amortization	3,063	2,911
Other property and equipment	626	635
Less accumulated depreciation, depletion and amortization	(42,835)	(49,423)
Property and equipment, net	86,114	96,330
Fair Value of Derivative Instruments	—	365
Severance Tax Receivable	1,556	1,556
Debt Issuance Costs, net	1,000	789
Other Assets	6	6
Total assets	$101,631	$110,566
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$4,057	$9,848
Prepayments from joint interest owners	799	—
Royalties and revenues payable	4,120	3,916
Fair value of derivative instruments	1,761	2,759
Interest payable	135	—
Preferred distributions payable	729	—
Total current liabilities	11,601	16,523
Long-term Debt	21,800	25,350
Fair Value of Derivative Instruments	1,020	873
Asset Retirement Obligation	676	841
Mandatorily Redeemable Preferred Units	20,546	21,147
Total liabilities	55,643	64,734
Minority Interest	17,161	17,130
Commitments an Contingencies (See Notes 8 and 9)
Shareholders’ Equity	2	2
Common stock ($.001 par value; 5,000,000 shares authorized; 2,316,663 and 2,357,649 shares issued at December 31, 2004 and June 30, 2005, respectively)
Additional paid-in capital	15	56
Treasury stock	—	(7)
Unearned stock compensation	(16)	(13)
Notes receivable from shareholders and employees	(27)	(27)
Retained earnings	28,853	28,691
Total shareholders’ equity	28,827	28,702
Total liabilities and shareholders’ equity	$101,631	$110,566

See accompanying notes to unaudited condensed consolidated financial statements.

STROUD OIL PROPERTIES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Six Months Ended June 30,
	2004	2005
Revenues
Gas sales	$22,642	$17,332
Oil sales	1,233	1,288
Commodity price risk management activities	(5,971)	(2,444)
Other	142	105
Total revenues	18,046	16,281
Expense
Lease operating	1,889	1,704
General and administrative	1,515	2,157
Depreciation, depletion and amortization	9,352	6,756
Stock compensation expense	27	3
Total expenses	12,783	10,620
Operating income	5,263	5,661
Other income (expense)
Interest expense, net	(2,079)	(2,462)
Gains on interest rate swap	70	41
Loss on extinguishment of debt	(1,258)	—
Total other income (expense)	(3,267)	(2,421)
Income before minority interest	1,996	3,240
Minority interest	(787)	(1,296)
Net income	$1,209	$1,944
Earnings per common share:
Basic	$0.58	$0.83
Diluted	$0.55	$0.82
Weighted average shares outstanding:
Basic	2,082,464	2,339,534
Diluted	2,185,669	2,358,420

See accompanying notes to unaudited condensed consolidated financial statements.

STROUD OIL PROPERTIES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2004	2005
Cash Flows from Operating Activities
Net income	$1,209	$1,944
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	9,352	6,756
Amortization of debt issuance costs and discount	212	211
Accretion on discount—mandatorily redeemable preferred units	512	600
Accretion of discount on asset retirement obligation	16	24
Change in fair value of derivative instruments	4,979	138
(Gain) loss on interest rate swaps	(93)	31
Loss on extinguishment of debt	1,258	—
Stock compensation expense	27	3
Minority interest	787	1,296
Changes in operating assets and liabilities:
Decrease in accounts receivable	760	1,681
Increase in severance tax receivable	(774)	(158)
(Increase) decrease in prepaid expenses	9	(307)
Increase in other assets	(1)	—
Increase (decrease) in accounts payable and accrued expense	(714)	3,165
Increase (decrease) in royalties and revenues payable	25	(204)
Decrease in interest payable	(315)	(135)
Increase (decrease) in preferred return distributions payable	473	(729)
Net cash provided by operating activities	17,722	14,316
Cash Flows from Investing Activities
Acquisition and development of oil and gas properties	(13,933)	(14,475)
Proceeds from sales of oil and gas properties	217	10
Acquisition of other property and equipment	(22)	(10)
Decrease in prepayments of joint interest owners	—	(799)
Deferred acquisition costs	—	(1,552)
Net cash used by investing activities	(13,738)	(16,826)
Cash Flows from Financing Activities
Repayment of note payable	(6,000)	—
Net proceeds (repayment) on line of credit	(12,000)	3,550
Offering costs	—	(127)
Repayment of note payable—shareholder	(625)	—
Treasury shares purchased	—	(7)
Issuance of common stock	—	41
Debt issuance costs	(559)	—
Sale of preferred units and common ownership interest of subsidiary to minority interests	27,000	—
Distributions to shareholders	(10,137)	(2,106)
Distributions to minority interest owners	(1,741)	(1,330)
Redemption of limited partner interests in subsidiary	(1,818)	—
Net cash (used by) provided by financing activities	(5,880)	21
Net decrease in cash and cash equivalents	(1,896)	(2,489)
Cash and cash equivalents at beginning of period	6,904	2,721
Cash and cash equivalents at end of period	$5,008	$232
Supplemental disclosure of cash flow information:
Cash paid for interest	$681	$830
Cash paid for preferred return distributions	$539	$1,803
Noncash financing activities:
Assignment of overriding royalty interests	$384	$—

See accompanying notes to unaudited condensed consolidated financial statements.

STROUD OIL PROPERTIES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Six Months Ended June 30, 2005
(in thousands, except shares)

	Common Stock		Additional Paid-in	Treasury Stock		Unearned Stock	Notes Receivable from Shareholders and	Retained
	Shares	Amount	Capital	Shares	Amount	Compensation	Employees	Earnings	Total
Balance at December 31, 2004	2,316,663	$2	$15	—	$—	$(16)	$(27)	$28,853	$28,827
Common shares issued	40,986	—	41	—	—	—	—	—	41
Treasury share purchase	—	—	—	(333)	(7)	—	—	—	(7)
Amortization of unearned stock compensation	—	—	—	—	—	3	—	—	3
Distributions to common shareholders	—	—	—	—	—	—	—	(2,106)	(2,106)
Net income	—	—	—	—	—	—	—	1,944	1,944
Balance at June 30, 2005	2,357,649	$2	$56	(333)	$(7)	$(13)	$(27)	$28,691	$28,702

See accompanying notes to unaudited condensed consolidated financial statements.

STROUD OIL PROPERTIES, INC.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2005

NOTE 1.   INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of Stroud Oil Properties, Inc. (together with its two subsidiaries, the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2004, included elsewhere in this Prospectus. The unaudited consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end, and the results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year or any other interim period. In management’s opinion, the accompanying unaudited condensed consolidated financial statements include all adjustments (of a normal recurring nature) necessary for a fair statement of the consolidated financial position of the Company as of June 30, 2005 and the consolidated results of its operations and cash flows for the six-month periods ended June 30, 2004 and 2005.

NOTE 2.   EARNINGS PER COMMON SHARE

The following is a reconciliation of the weighted average shares used in the basic and diluted earnings per common share computations:

	Six Months Ended June 30,
	2004	2005
Basic weighted average common shares	2,082,464	2,339,534
Effect of dilutive securities:
Stock options	63,904	18,886
Warrants	39,301	—
Diluted	2,185,669	2,358,420

NOTE 3.   MINORITY INTEREST

SEM	general partnership interest	0.90%
Stroud Oil	limited partnership interest	60.50%
EnCap Partners	limited partnership interests	36.95%
Other limited partners	limited partnership interests	1.65%

As holders of the Preferred Units, the EnCap Partners receive preferred return distributions at 8% per annum payable semi-annually on January 1 and July 1 each year. The distribution due July 1, 2005 was paid prior to June 30, 2005.

As a result of this transaction, Stroud Oil recorded a loss of approximately $7,149,000 through its equity accounts in 2004. This amount represented the difference between its carrying value of SE and the estimated $7,520,000 purchase price (before $1,160,000 of related expenses) paid by EnCap for its interest. The common units purchased by the EnCap Partners diluted Stroud Oil’s interest from 95.8% to 61.4%, including its GP interest. The difference between the redemption amount of $27,000,000 and the estimated

STROUD OIL PROPERTIES, INC.
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
June 30, 2005

fair value of $19,480,000 will be accreted over the five year term of the Preferred Units as additional interest expense. During the six months ended June 30, 2004 and 2005, the Company recorded $512,000 and $600,000, respectively, in interest expense for said accretion.

NOTE 4.   ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation represents the present value of the estimated cost to plug, abandon and remediate its producing properties at the end of their productive lives. The following is a reconciliation of the asset retirement obligation for the six months ended June 30, 2005:

(in thousands)
Asset retirement obligation, December 31, 2004	$676
Liabilities incurred on wells drilled	120
Accretion of discount	24
Revisions of estimated cash flows	21
Asset retirement obligation, June 30, 2005	$841

NOTE 5.   STOCK INCENTIVE PLAN

The following is the pro forma effect of recording stock-based compensation at the estimated fair value of awards on the grant date as if the Company had applied SFAS No. 123 Accounting for Stock-Based Compensation, as amended by SFAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure:

	Six Months Ended June 30,
	2004	2005
	(in thousands)
Net income as reported	$1,209	$1,944
Add stock-based compensation expense included in the income statement	27	3
Deduct stock-based employee compensation expense determined under fair value method for all awards	(80)	(6)
Pro forma net income	$1,156	$1,941
Earnings per common share:
Basic—as reported	$0.58	$0.83
Basic—pro forma	$0.56	$0.83
Diluted—as reported	$0.55	$0.82
Diluted—pro forma	$0.53	$0.82

STROUD OIL PROPERTIES, INC.
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
June 30, 2005

The weighted average fair value of options granted using the Black-Scholes option-pricing model and the weighted average assumptions used in determining these fair values are as follows:

	2004	2005
Weighted average fair value of options granted	$1.73	$1.43
Risk-free interest rate	3.13%	3.10%
Expected life	4 years	4 years
Expected volatility	—	—
Dividend yield	—	—

NOTE 6.   NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment, which requires that compensation related to all stock-based awards, including stock options, be recognized in the financial statements. This pronouncement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and will be effective beginning July 1, 2005. However, in the first quarter of 2005, the Securities and Exchange Commission adopted a new rule to amend the compliance date to the beginning of the Company’s next fiscal year (January 1, 2006 for the Company). The Company previously recorded stock compensation pursuant to the intrinsic value method under APB No. 25, whereby no compensation was recognized for stock option awards as long as the exercise price equals or exceeds the stock price on the date of grant. The Company recognized stock compensation expense for awards whereby the exercise price was less than the estimated stock price at the date of grant. The Company believes that stock option grants will continue to be a significant part of employee compensation, and, therefore, SFAS No. 123R will have a significant impact on our financial statements. SFAS No. 123R requires the Company to recognize the cost of employee services received in exchange for the Company’s equity instruments. Under SFAS No. 123R, the Company will be required to measure compensation expense over the options’ vesting period based on the stock options’ fair value at the date the options are granted. SFAS No. 123R allows for the use of the Black-Scholes or a lattice option-pricing model to value such options. The Company has not determined what model it will use to calculate the fair value of its options. As allowed by SFAS No. 123R, the Company can elect either Modified Prospective Application, which applies the Statement to new awards and modified awards after the effective date, and to any unvested awards as service is rendered on or after the effective date, or Modified Retrospective Application which can apply the statement to all prior years for which SFAS No. 123 was effective. The Company is currently evaluating which method of application will be used, and the expected impact of the standard when adopted by the Company effective January 1, 2006.

In September 2004, the SEC issued Staff Accounting Bulletin No. 106 (SAB No. 106), which clarifies the calculation of the full cost ceiling and depreciation, depletion and amortization of gas and oil properties in conjunction with accounting for asset retirement obligations under SFAS No. 143. The Company adopted the provisions of this pronouncement in the first quarter of 2005. The guidance of SAB No. 106 did not have a material impact on our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, which provides that all nonmonetary asset exchanges that have commercial substance must be measured based on the fair value of the assets

STROUD OIL PROPERTIES, INC.
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
June 30, 2005

exchanged, and any resulting gain or loss recorded. An exchange is defined as having commercial substance if it results in a significant change in expected future cash flows. Exchanges of operating interests by oil and gas producing companies to form a joint venture continue to be exempted. APB Opinion 29 previously exempted all exchanges of similar productive assets from fair value accounting, therefore resulting in no gain or loss recorded for such exchanges. We must implement SFAS 153 for any nonmonetary asset exchanges occurring on or after January 1, 2006. This change in accounting is currently not expected to have a significant effect on our reported financial position or statement of operations.

NOTE 7.   PREPAID EXPENSES

Prepaid expenses include $1,552,000 deposit on an acquisition closed in July 2005 (See Note 9) and $596,000 of deferred offering costs.

NOTE 8.   COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits arising in the ordinary course of business. Management does not believe that the ultimate resolution of these claims will have a material effect on our financial position or liquidity, although an unfavorable outcome could have a material adverse effect on the operations of a given interim period or year.

NOTE 9.   SUBSEQUENT EVENTS

During May, 2005, the Company entered into a purchase and sale agreement with multiple parties to acquire their interests in certain natural gas and oil properties located in North Texas; all tangible personal property, equipment and water wells used in connection with the operating of the properties; and a gathering system for approximately $29,600,000, subject to normal closing adjustments. The transaction had an effective date of March 1, 2005 and was closed on July 27, 2005 with the Company paying an additional $5.3 million in closing adjustments.

In connection with this transaction, the Company amended its line of credit with its current lender with the addition of two participating lenders. The amendment revised the maximum loan amount under the existing credit facility to $200,000,000, with an initial borrowing base of $70,000,000, and the maturity date was extended to July 1, 2009. Effective with the amendment, indebtedness under this line of credit will bear interest at the base rate (the higher of the administrative agent’s reference rate and 0.5% above the federal funds rate) plus 0.00% to 0.5% or LIBOR plus 1.25% to 2.0%. Financial covenants required under the amendment were not significantly changed.

Independent Auditor’s Report

To the Partners
Stroud Energy, Ltd.
Fort Worth, Texas

We have audited the accompanying statement of combined revenues and direct operating expenses of the natural gas properties acquired from Dan A. Hughes Company and other interest owners for the year ended December 31, 2004. This financial statement is the responsibility of the management of Stroud Energy, Ltd. and Dan A. Hughes Company. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the prospectus of Stroud Energy, Inc., and for subsequent inclusion in the Registration Statement on Form S-1 of Stroud Energy, Inc. as described in Note 2 and is not intended to be a complete presentation in conformity with accounting principles generally accepted in the United States of America.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the combined revenues and direct operating expenses of the natural gas properties acquired from Dan A. Hughes Company and other interest owners for the year ended December 31, 2004, in conformity with the basis of accounting described in Note 2.

/s/ Rylander, Clay & Opitz, L.L.P.

Fort Worth, Texas
May 11, 2005

Statement of Combined Revenues and Direct Operating Expenses of the Natural Gas Properties
Acquired from Dan A. Hughes Company and Other Interest Owners

(in thousands)

Year Ended December 31, 2004
Revenues	$4,501
Direct operating expenses	1,247
Excess of revenues over direct operating expense	$3,254

See accompanying notes to financial statement.

Notes to Statement of Combined Revenues and Direct Operating Expenses of the Natural Gas Properties
Acquired from Dan A. Hughes Company and Other Interest Owners

Year Ended December 31, 2004

NOTE 1.   THE PROPERTIES

As of March 31, 2005, Stroud Energy, Ltd. (the “Company”) entered into a purchase and sale agreement with multiple parties including Dan A. Hughes Company and other interest owners (referred to collectively as the “Sellers”), to acquire their interests in certain natural gas properties located in North Texas (the “Acquired Properties”) for approximately $29.6 million, subject to normal closing adjustments, with an effective date of March 1, 2005. The transaction closed on July 27, 2005.

NOTE 2.   BASIS OF PRESENTATION

During the period presented, the Acquired Properties were not accounted for or operated as a separate division by the Sellers. Certain costs, such as depreciation, depletion and amortization, interest, accretion, general and administrative expenses, and corporate income taxes were not allocated to the individual properties. Accordingly, complete separate financial statements prepared in accordance with accounting principles generally accepted in the United States of America do not exist and are not practicable to obtain.

Combined revenues and direct operating expenses included in the accompanying statement represent the Company’s net working interest in the Acquired Properties. Direct lease operating expenses are recognized on the accrual basis and consist of all costs incurred in producing, marketing and distributing natural gas produced by the Acquired Properties, as well as production taxes. Excluded from direct lease operating expenses are depreciation, depletion and amortization, interest, accretion, general and administrative expenses, and corporate income taxes. The financial statement presented is not indicative of the results of operations of the Acquired Properties going forward due to changes in the business and the need to include the above mentioned expenses on a prospective basis.

Revenues associated with sales of natural gas are recognized when title passes to the customer, net of royalties, discounts and allowances, as applicable. Natural gas produced and used in operations is not included in revenues. Revenues from natural gas production from properties in which the Sellers have an interest with other producers are recognized on the basis of the Sellers’ net working interest (entitlement method).

NOTE 3.   COMMITMENTS AND CONTINGENCIES

Pursuant to the terms of the purchase and sale agreement between the Sellers and the Company, any claims, litigation or disputes pending as of the effective date (March 1, 2005) or any matters arising in connection with ownership of the Acquired Properties prior to the effective date are retained by the Sellers. Notwithstanding this indemnification, management of Dan A. Hughes Company is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the accompanying statement of combined revenues and direct operating expenses.

Supplemental Information About Oil and Gas Producing Properties
Acquired from Dan A. Hughes Company and Other Interest Owners
(unaudited)

The following estimates of proved natural gas reserves, both developed and undeveloped, represent interests acquired by the Company in the transaction described above, and are located solely within the United States. Proved reserves represent estimated quantities of natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed natural gas reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped natural gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which relatively major expenditures are required for completion.

Disclosures of natural gas reserves which follow are based on estimates as of December 31, 2003 and 2004, prepared by, respectively, the Company’s engineers and from the report as of December 31, 2004 prepared by DeGolyer and MacNaughton, an independent engineering firm, in accordance with guidelines established by the Securities and Exchange Commission. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. These estimates do not include probable or possible reserves. The information provided does not represent the Company’s estimate of expected future cash flows or value of proved natural gas reserves. The reserve gas volumes are reported at 14.65 psi.

Changes in estimated reserve quantities

The net interest in estimated quantities of proved developed and undeveloped reserves of natural gas at December 31, 2004, and changes in such quantities during the year then ended were as follows (in thousands):

Natural Gas (MMcf)
Total proved reserves:
Balance, beginning of year	287
Extensions and discoveries	24,361
Production	(1,147)
Revisions of previous estimates	1
Balance, end of year	23,502
Proved developed reserves:
Balance, December 31, 2003	287
Balance, December 31, 2004	8,357

The standardized measure has been prepared assuming year-end sales prices adjusted for fixed and determinable contractual price changes, current costs and statutory tax rates (adjusted for tax credits and other items), and a ten percent annual discount rate. No deduction has been made for depletion, depreciation and any indirect costs such as general corporate overhead or interest expense. Cash outflows for future production and development costs include cash flows associated with the ultimate settlement of the asset retirement obligation.

The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves, net of income tax expense. Future income tax expense on the Acquired Properties is based on the Company’s purchase price allocation. This information does not purport to present the fair market value of the Acquired Properties’ oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used.

Supplemental Information About Oil and Gas Producing Properties
Acquired from Dan A. Hughes Company and Other Interest Owners (Continued)
(unaudited)

Standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves (in thousands) as of December 31, 2004:

Future cash inflows	$110,019
Future production costs	(24,413)
Future development costs	(18,675)
Future net cash flows	66,931
10% annual discount for estimated timing of cash flows	(37,584)
Standardized measure of discounted future net cash flows	$29,347
Average sales price at December 31, 2004:
Natural gas ($/Mcf)	$4.68

Principal sources of change in discounted future net cash flows (in thousands) for the year ended December 31, 2004:

Beginning of year	$659
Extensions and discoveries	31,791
Sales, net of production costs	(3,325)
Net change in sales prices and production costs	(342)
Accretion of discount	66
Revisions of previous quantity estimates	4
Change in production rates and other	494
End of year	$29,347

Independent Accountant’s Report

To the Partners
Stroud Energy, Ltd.
Fort Worth, Texas

We have reviewed the accompanying statements of combined revenues and direct operating expenses of the natural gas properties acquired from Dan A. Hughes Company and other interest owners for the six months ended June 30, 2005 and 2004, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All of the information included in these statements is the representation of the management of Stroud Energy, Ltd. and Dan A. Hughes Company.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the prospectus of Stroud Energy, Inc., and for subsequent inclusion in the Registration Statement on Form S-1 of Stroud Energy, Inc. as described in Note 2 and is not intended to be a complete presentation in conformity with accounting principles generally accepted in the United States of America.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the basis of accounting described in Note 2.

/s/ Rylander, Clay & Opitz, L.L.P.

Fort Worth, Texas
August 15, 2005

Statements of Combined Revenues and Direct Operating Expenses of the Natural Gas Properties
Acquired from Dan A. Hughes Company and Other Interest Owners

(in thousands)

	Six Months Ended June 30,
	2004	2005
Revenues	$1,413	$2,738
Direct operating expenses	444	528
Excess of revenues over direct operating expenses	$969	$2,210

See accompanying notes to financial statements.

Notes to Statements of Combined Revenues and Direct Operating Expenses of the Natural Gas Properties
Acquired from Dan A. Hughes Company and Other Interest Owners

Six Months Ended June 30, 2004 and 2005

NOTE 1.   THE PROPERTIES

As of March 31, 2005, Stroud Energy, Ltd. (the “Company”) entered into a purchase and sale agreement with multiple parties including Dan A. Hughes Company and other interest owners (referred to collectively as the “Sellers”), to acquire their interests in certain natural gas properties located in North Texas (the “Acquired Properties”) for approximately $29.6 million, subject to normal closing adjustments, with an effective date of March 1, 2005. The transaction closed on July 27, 2005.

NOTE 2.   BASIS OF PRESENTATION

During the periods presented, the Acquired Properties were not accounted for or operated as a separate division by the Sellers. Certain costs, such as depreciation, depletion and amortization, interest, accretion, general and administrative expenses, and corporate income taxes were not allocated to the individual properties. Accordingly, complete separate financial statements prepared in accordance with accounting principles generally accepted in the United States of America do not exist and are not practicable to obtain.

Combined revenues and direct operating expenses included in the accompanying statements represent the Company’s net working interest in the Acquired Properties. Direct lease operating expenses are recognized on the accrual basis and consist of all costs incurred in producing, marketing and distributing natural gas produced by the Acquired Properties, as well as production taxes. Excluded from direct lease operating expenses are depreciation, depletion and amortization, interest, accretion, general and administrative expenses, and corporate income taxes. The financial statements presented are not indicative of the results of operations of the Acquired Properties going forward due to changes in the business and the need to include the above mentioned expenses on a prospective basis.

Revenues associated with sales of natural gas are recognized when title passes to the customer, net of royalties, discounts and allowances, as applicable. Natural gas produced and used in operations is not included in revenues. Revenues from natural gas production from properties in which the Sellers have an interest with other producers are recognized on the basis of the Sellers’ net working interest (entitlement method).

NOTE 3.   COMMITMENTS AND CONTINGENCIES

Pursuant to the terms of the purchase and sale agreement between the Sellers and the Company, any claims, litigation or disputes pending as of the effective date (March 1, 2005) or any matters arising in connection with ownership of the Acquired Properties prior to the effective date are retained by the Sellers. Notwithstanding this indemnification, management of Dan A. Hughes Company is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the accompanying statements of combined revenues and direct operating expenses.

Appendix A

GLOSSARY OF NATURAL GAS AND OIL TERMS

The following are abbreviations and definitions of terms commonly used in the natural gas and oil industry and this report. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf to one barrel.

“Bbl” means a barrel of 42 U.S. gallons of oil.

“Bcf” means one billion cubic feet of natural gas.

“Bcfe” means one billion cubic feet of natural gas equivalent.

“Completion” means the installation of permanent equipment for the production of oil or gas.

“Condensate” means a hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced and is similar to crude oil.

“Development well” means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

“Exploratory well” means a well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new productive reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

“Gross” when used with respect to acres or wells refers to the total acres or wells in which we or another specified person has a working interest.

“Mbbls” means one thousand barrels of oil.

“Mcf” means one thousand cubic feet of natural gas.

“Mcfe” means one thousand cubic feet of natural gas equivalent.

“MMcf” means one million cubic feet of natural gas.

“MMcfe” means one million cubic feet of natural gas equivalent.

“Net” when used with respect to acres or wells, refers to gross acres or wells multiplied, in each case, by the percentage working interest owned by us.

“Net production” means production we own less royalties and production due others.

“Oil” means crude oil or condensate.

“Operator” means the individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

“Proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“Proved developed non-producing” means reserves (i) expected to be recovered from zones capable of producing but which are shut-in because no market outlet exists at the present time or whose date of connection to a pipeline is uncertain or (ii) currently behind the pipe in existing wells, which are considered proved by virtue of successful testing or production of offsetting wells.

A-1

“Proved developed producing” means reserves expected to be recovered from currently producing zones under continuation of present operating methods. This category may also include recently completed shut-in gas wells scheduled for connection to a pipeline in the near future.

“Proved reserves” means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

“Proved undeveloped reserves” means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“PV-10” means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with the Securities and Exchange Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

“Recompletion” means the completion for production of an existing well bore in another formation from which the well has been previously completed.

“Reserve life” means the calculation derived by dividing year-end reserves by total production in that year.

“Royalty” means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

“Tcf” means one trillion cubic feet of natural gas.

“Working interest” means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner’s royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

A-2

Appendix B

SUMMARY REPORT
OF
CAWLEY, GILLESPIE & ASSOCIATES, INC.

REGARDING

STROUD ENERGY LTD. INTERESTS

TOTAL PROVED RESERVES AS OF DECEMBER 31,2004

Cawley, Gillespie & Associates, Inc.
PETROLEUM CONSULTANTS

9601 AMBERGLEN BLVD., SUITE 117 AUSTIN, TEXAS 78729-1106 512-249-7000 FAX 512-233-2618	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817-336-2461 FAX 817-877-3728	1000 LOUISIANA STREET, SUITE 625 HOUSTON, TEXAS 77002-5008 713-651-9944 FAX 713-651-9980

August 16, 2005

Stroud Energy Ltd.
210 West Sixth Street
Suite 500
Fort Worth, Texas 76102

Re:      Evaluation Summary—SEC Price Case
Stroud Energy Ltd. Interests
Total Proved Reserves
Certain Oklahoma and Texas Properties
As of December 31, 2004

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Ladies and Gentlemen:

As requested, we are submitting our reserve estimates and economic forecasts attributable to the subject interests. The evaluated properties are located in Oklahoma and Texas. This report was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

The proved reserves and economics for all categories are summarized as follows:

	Proved
	Total	Developed	Undeveloped
Net Reserves
Oil—Mbbl	1,052.2	380.5	671.7
Gas—MMcf	87,763.3	37,840.5	49,922.8
Future Net Cash Flow—M$	322,887.2	165,991.2	156,896.0
Discounted @ 10%—M$	181,117.6	101,867.4	79,250.1

Of the proved developed reserves, 29,350.4 MMCFE are attributable to currently producing zones in existing wells and 10,773.1 MMCFE are attributable to zones in existing wells that are not currently producing.

Future revenue is prior to deducting state production taxes and Ad Valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed thousands of standard cubic feet (Mcf) at contract temperature and pressure base. The Net MCFE production is based on one barrel of oil being the equivalent of six Mcf.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

The base oil and gas prices being received at December 31, 2004 were $43.46 per barrel and $6.1 85 per Mcf, adjusted for differentials. All economic factors were held constant in accordance with SEC guidelines.

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

The reserve classifications and the economic considerations used herein conform to the criteria of the Securities and Exchange Commission as defined in page 1 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered.

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. It should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts. Additionally, the prices and costs may vary from those utilized which may increase or decrease both the volume and future net revenue.

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, lease operating expenses and investments were furnished by Stroud and were verified on a spot-check basis. We are independent registered professional engineers and geologists. We do not own an interest in the properties nor in Stroud and are not employed on a contingent basis. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,
CAWLEY, GILLESPIE & ASSOCIATES, INC.
/s/ ROBERT D. RAVNAAS, P.E.
Robert D. Ravnaas, P. E. Executive Vice President

Appendix C

APPRAISAL REPORT
OF
DEGOLYER AND MACNAUGHTON

as of

DECEMBER 31,2004

on

CERTAIN PROPERTIES

owned by

DAN A. HUGHES ET AL

prepared for

STROUD ENERGY, INC.

DeGolyer and MacNaughton
4925 Greenville Avenue, Suite 400
One Energy Square
Dallas, Texas 75206

APPRAISAL REPORT

as of

DECEMBER 31,2004

on

CERTAIN PROPERTIES

owned by

DAN A. HUGHES ET AL

prepared for

STROUD ENERGY, INC.

FINAL INTERESTS

APPRAISAL REPORT

as of

DECEMBER 31,2004

on

CERTAIN PROPERTIES

owned by

DAN A. HUGHES ET AL

prepared for

STROUD ENERGY, INC.

FINAL INTERESTS

FOREWORD

Scope of Investigation

This report presents an appraisal, as of December 31, 2004, of the extent and value of the proved natural gas reserves of certain properties owned by Dan A. Hughes et al (Hughes). The reserves estimated in this report are located in the Barnett Shale play in north Texas. The properties appraised are listed in detail in the appendix bound with this report. This report has been prepared at the request of Stroud Energy, Inc. (Stroud).

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2004. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Hughes after deducting royalties and interests owned by others. This report reflects the final interests that Stroud has represented will be purchased from Hughes in the properties appraised.

This report also presents values for proved reserves using initial prices and costs provided by Stroud. In general, a NYMEX index gas price of $6.19 per million British thermal units (MMBtu) was held constant for the life of each property. Operating expenses and capital costs were not escalated for inflation. A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, compression charges, transportation charges and the estimated expenses of direct supervision, but do not include that portion of general administrative expenses sometimes allocated to production. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported in detail and values using discount rates of 5, 15, 20, 25, 30, 35, and 40 percent are reported as totals in the appendix bound with this report.

Estimates of gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority

This report was prepared at the request of the Chief Executive Officer of Stroud.

Source of Information

Data used in the preparation of this report were obtained from Stroud, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC; Copyright 2005 Petroleum Information/Dwights LLC. In the preparation of this report we have relied, without independent verification, upon information furnished by Stroud with respect to its property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

CLASSIFICATION of RESERVES

Petroleum reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(1 3) of Regulation S-X of the United States Securities and Exchange Commission (SEC). The petroleum reserves are classified as follows:

Proved—Reserves that have been proved to a high degree of certainty by analysis of the producing history of a reservoir and/or by volumetric analysis of adequate geological and engineering data. Commercial productivity has been established by actual production, successful testing, or in certain cases by favorable core analyses and electrical-log interpretation when the producing characteristics of the formation are known from nearby fields. Volumetrically, the structure, areal extent, volume, and characteristics of the reservoir are well defined by a reasonable interpretation of adequate subsurface well control and by known continuity of hydrocarbon-saturated material above known fluid contacts, if any, or above the lowest known structural occurrence of hydrocarbons.

Developed—Reserves that are recoverable from existing wells with current operating methods and expenses.

Developed reserves include both producing and nonproducing reserves. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed nonproducing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem tests, or by core analyses from the particular zones. Nonproducing reserves require only moderate expense to be brought into production.

Undeveloped—Reserves that are recoverable from additional wells yet to be drilled.

Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

ESTIMATION of RESERVES

Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

All of the properties evaluated in this report produce from the Barnett Shale. The Barnett Shale has low porosity and permeability. Gas production from this depletion-drive reservoir is a function of both the natural fractures and the hydraulically induced fractures. The production-decline curves for the Barnett Shale wells in Denton, Tarrant, Parker, and Wise Counties, Texas, were analyzed to determine the shape and final decline of a typical well producing from this reservoir in the various areas.

Proved developed producing reserves were estimated by extrapolation of historical production trends using a hyperbolic curve with a 6-percent exponential tail that was terminated at an economic limit based on current economic conditions.

Proved developed producing reserves were also estimated for the refracturing of certain Barnett Shale wells based on analogy with other wells that have been refractured and have established decline rates.

Proved undeveloped reserves were estimated for undrilled locations by analogy using producing offset wells. Future rates of production from these wells were estimated using the type curve previously discussed.

Gas volumes estimated herein are expressed as wet gas and sales gas. Wet gas is defined as the total gas to be produced before reductions for volume loss due to fuel and flare consumption and reduction for plant processing. Sales gas is defined as the total gas to be produced after deduction for fuel usage and shrinkage resulting from field separation and plant processing. Gross gas volumes are reported as wet gas. Net gas volumes are reported as sales gas. All gas volumes are expressed at a temperature base of 60 degrees Fahrenheit (°F) and a pressure base of 14.65 pounds per square inch absolute (psia).

The reserves estimates presented in this report were based on monthly production data through December 2004. Where applicable, cumulative production, as of December 31, 2004, was deducted from estimated gross ultimate recovery to estimate gross reserves, as of December 31, 2004. Data available on wells drilled through December 31, 2004, were used in this report.

The following table presents estimates of the proved reserves, as of December 31, 2004, of the properties appraised, expressed in millions of cubic feet (MMcf):

Gross Wet Gas (MMcf)
Proved
Developed Producing	11,634
Developed Nonproducing	0
Undeveloped	20,718
Total Proved	32,352

Net Sales Gas (MMcf)
Proved
Developed Producing	8,357
Developed Nonproducing	0
Undeveloped	15,146
Total Proved	23,503

VALUATION of RESERVES

This report has been prepared using initial prices and costs specified by Stroud. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB).

Revenue values in this report were estimated using prices, differentials, and costs provided by Stroud. The following assumptions were used for estimating future prices and costs:

Natural Gas Prices

A NYMEX natural gas index price of $6.19 per MMBtu was used for all properties and held constant for the lives of the properties. This price was adjusted in accordance with the marketing agreements for each lease to arrive at a wellhead price. The weighted average price over the lives of the properties was $4.68 per thousand cubic feet.

Operating Expenses and Capital Costs

Current operating expenses and capital costs were provided by Stroud and were used in estimating future expenditures required to operate the properties. In certain cases, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions. Operating expenses and capital costs were not escalated for inflation.

The estimated future revenue to be derived from the production and sale of the proved reserves, as of December 31, 2004, of the properties appraised are as follows, expressed in thousands of dollars (M$):

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue, M$	38,956	0	71,063	110,019
Production and Ad Valorem Taxes, M$	1,830	0	3,213	5,043
Operating Expenses, M$	8,086	0	11,284	19,370
Capital Costs, M$	1,150	0	17,525	18,675
Future Net Revenue*, M$	27,890	0	39,041	66,931
Present Worth at 10 Percent*, M$	15,126	0	14,221	29,347

*                    Future income taxes have not been taken into account in the preparation of these estimates.

Timing of capital expenditures and the resulting development of production were based on a development plan provided by Stroud.

The appendix bound with this report includes (i) tabulations of proved reserves and revenue by reserves classification and lease and (ii) projections of proved reserves and revenue by reserves classification and lease.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of natural gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15, and 30(a)-(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4-10(a) (1)-(1 3) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however, (i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

SUMMARY and CONCLUSIONS

Hughes owns working interests in certain properties located in the Barnett Shale play of north Texas. The estimated net proved reserves, as of December 31, 2004, of the properties appraised are summarized as follows, expressed in millions of cubic feet (MMcf).

Net Sales Gas (MMcf)
Proved
Developed Producing	8,357
Developed Nonproducing	0
Undeveloped	15,146
Total Proved	23,503

Estimated revenue and costs attributable to Hughes’s interests in the proved reserves, as of December 31, 2004, of the properties appraised under the aforementioned assumptions concerning future prices and costs are summarized as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue, M$	38,956	0	71,063	110,019
Production and Ad Valorem Taxes, M$	1,830	0	3,213	5,043
Operating Expenses, M$	8,086	0	11,284	19,370
Capital Costs, M$	1,150	0	17,525	18,675
Future Net Revenue*, M$	27,890	0	39,041	66,931
Present Worth at 10 Percent*, M$	15,126	0	14,221	29,347

*                    Future income taxes have not been taken into account in the preparation of these estimates.

All gas reserves in this report are expressed at a temperature base of 60 °F and a pressure base of 14.65 psia.

Submitted,
/s/ DEGOLYER AND MACNAUGHTON
DeGolyer and MacNaughton
SIGNED: July 22, 2005
/s/ JAMES TERRACIO, P.E.
James Terracio, P.E.
Senior Vice President
DeGolyer and MacNaughton

[STATE OF
TEXAS SEAL]

TABLE OF CONTENTS

FOREWORD	C 3
Scope of Investigation	C 3
Authority	C 4
Source of Information	C 4
CLASSIFICATION of RESERVES	C 4
ESTIMATION of RESERVES	C 5
VALUATION of RESERVES	C 6
SUMMARY and CONCLUSIONS	C 7

Stroud Energy, Inc.

10,810,000 Shares

Common Stock

Prospectus

                    , 2005

Until                     , all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimates of all expenses payable by the registrant in connection with the sale of common stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC registration fee	$20,358
Nasdaq National Market application and entry listing fee	105,000
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving	*
Advisory fee	*
Miscellaneous fees and expenses	*
Total	$ *

*                    To be completed by amendment.

ITEM 14.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation provides that no director or officer will be liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer occurring on or after the date of incorporation; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct, fraud or a knowing violation of the law, (iii) the payment of dividends in violation of Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. In addition, if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Our bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the General Corporation Law of the State of Delaware.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our charter also contains indemnification rights for our directors and our officers. Specifically, the charter provides that we shall indemnify our officers and directors to the fullest extent authorized by the

General Corporation Law of the State of Delaware. Further, we may maintain insurance on behalf of our officers and directors against expenses, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We have entered into written indemnification agreements with our directors and executive officers. Under these agreement, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The registration rights agreement [and placement agent agreement] we entered into in connection with our earlier financings provide for the indemnification by the investors in those financings of our officers and directors for certain liabilities.

ITEM 15.         RECENT SALES OF UNREGISTERED SECURITIES

In the three years preceding the filing of this registration statement, we have issued and sold the following securities that were not registered under the Securities Act:

1.      On September 23, 2005 and in connection with the Combination, we issued 9,740,058 shares of our common stock to the equity holders of our predecessor, Stroud Oil Properties, Inc. and its operating subsidiaries, Stroud Energy Management, Ltd. and Stroud Energy, Ltd. in consideration for the assignment to us of their respective equity interests in our predecessor and its operating subsidiaries. The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

2.      On September 23, 2005 and also in connection with the Combination, we granted options to purchase 24,346 shares of our common stock with an exercise price of $0.48 per share and options to purchase 20,877 shares of our common stock with an exercise price of $1.92 per share to option holders of our predecessor, Stroud Oil Properties, Inc., in consideration for their options to purchase shares of common stock of our predecessor and pursuant to our Stock Incentive Plan. These option grants were exempt from the registration requirements of the Securities Act pursuant to Rule 701.

3.      On September 23, 2005, we issued 6,064,359 shares of our common stock in consideration of $97,029,744 before expenses to qualified institutional buyers, non-U.S. persons and accredited investors in transactions exempt from registration under Section 4(2) of the Securities Act. We paid Raymond James & Associates, Inc., Petrie Parkman & Co., and A.G. Edwards and Sons, Inc., who acted as co-placement agents in this transaction, $6,792,082 in placement fees.

4.      On September 23, 2005, we issued 66,000 shares of restricted common stock to certain employees pursuant to our Restricted Stock Plan. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

5.      On September 23, 2005, we granted options to purchase 690,000 shares of our common stock at an exercise price of $16.00 per share to certain of our employees and executive officers pursuant to our Stock Incentive Plan. These option grants were exempt from the registration requirements of the Securities Act pursuant to Rule 701.

6.      On October 18, 2005, we issued 185,641 shares of our common stock in consideration of $2,970,256 before expenses to qualified institutional buyers, non-U.S. persons and accredited investors in transactions exempt from registration under Section 4(2) of the Securities Act. We paid Raymond

James & Associates, Inc., Petrie Parkman & Co., and A.G. Edwards and Sons, Inc., who acted as co-placement agents in this transaction, $207,918 in placement fees.

7.      On October 26, 2005, we issued 9,375 shares of common stock to certain members of our board of directors or, in the case of Mr. Miller, his designee, pursuant to our Stock Incentive Plan. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

ITEM 16.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number		Description
3.1		Certificate of Incorporation of Stroud Energy, Inc.
3.2		Bylaws of Stroud Energy, Inc.
4.1		Second Amended and Restated Registration Rights Agreement among Stroud Energy, Inc. and equity holders identified in the Combination Agreement, dated September 21, 2005.
4.2		Registration Rights Agreement among Stroud Energy, Inc. and investors identified therein, dated September 23, 2005.
4.3		Specimen Common Stock Certificate.
5.1*		Opinion of Thompson & Knight LLP regarding legality of securities issued.
10.1

$200,000,000 Senior Secured Revolving Credit Agreement by and among Stroud Energy, Ltd., as borrower, Wells Fargo Bank, N.A., as Lead Arranger, Administrative Agent and Lender, JPMorgan Chase Bank, N.A., as Syndication Agent, and the other lenders party thereto, dated September 23, 2005.

10.2		Form of Indemnification Agreement between Stroud Energy, Inc. and each of its directors and officers.
10.3		Stroud Energy, Inc. 2005 Stock Incentive Plan, effective as of September 23, 2005.
10.4		Stroud Energy, Inc. Restricted Stock Plan, effective as of September 23, 2005.
10.5

Combination Agreement by and among Stroud Energy, Inc., its predecessor, Stroud Oil Properties, Inc., its operating subsidiaries, Stroud Energy Management, Ltd. and Stroud Energy, Ltd., and the equity holders identified therein, dated August 1, 2005.

10.6

Amendment to Combination Agreement by and among Stroud Energy, Inc., its predecessor, Stroud Oil Properties, Inc., its operating subsidiaries, Stroud Energy Management, Ltd. and Stroud Energy, Ltd., and the equity holders identified therein, dated September 19, 2005.

10.7	*	Form of Employment Agreement by and between Stroud Energy, Inc. and Patrick J. Noyes.
21.1		List of Subsidiaries.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of Rylander, Clay & Opitz, L.L.P.
23.3		Consent of Cawley, Gillespie & Associates, Inc.
23.4		Consent of DeGolyer and MacNaughton
23.5		Consent of T.J. Smith & Company, Inc.
24		Power of Attorney (contained on the signature page hereto).

*                    To be filed by amendment.

ITEM 17.         UNDERTAKINGS

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, and State of Texas, on the 4th day of November, 2005.

STROUD ENERGY, INC.
By:	/s/ PATRICK J. NOYES
Patrick J. Noyes
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 4, 2005. Each person whose signature appears below constitutes and appoints Patrick J. Noyes and Stephen M. Clark, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title
/s/ PATRICK J. NOYES	President, Chief Executive Officer, Director and Chairman of the Board (Principal Executive Officer)
Patrick J. Noyes
/s/ STEPHEN M. CLARK	Chief Financial Officer, Vice President, Secretary and Treasurer (Principal Financial and Accounting Officer)
Stephen M. Clark
/s/ CHRISTOPHER A. WRIGHT	Director
Christopher A. Wright
/s/ DAVID B. MILLER	Director
David B. Miller
/s/ SAMUEL J. ATKINS	Director
Samuel J. Atkins
/s/ DAN M. KRAUSSE	Director
Dan M. Krausse
/s/ PHILIP S. SMITH	Director
Philip S. Smith